As filed with the Securities and Exchange Commission on September 11, 2007

Registration No. __________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
under the
SECURITIES ACT OF 1933

NORTHERN ETHANOL, INC.

(Name of small business issuer in its charter)

Delaware	**2869**	**34-2033194**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Northern Ethanol, Inc.
193 King Street East
Suite 300
Toronto, Ontario, M5A 1J5, Canada
(416) 366-5511
(Address and telephone number of principal executive offices and principal place of business)

Gordon Laschinger, President
Northern Ethanol, Inc.
193 King Street East
Suite 300
Toronto, Ontario, M5A 1J5, Canada
(416) 366-5511
(Name, address and telephone number of agent for service)

Copies of all communications to:
Andrew I. Telsey, Esq.
Andrew I. Telsey, P.C.
12835 E. Arapahoe Road
Tower I Penthouse #803
Englewood, Colorado 80112
(303) 768-9221
(303) 768-9224 FAX

Approximate date of proposed sale to public:
As soon as practicable after this Registration Statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box   / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee
Common Stock, $.001 par value per share …………...	4,096,500(2)	$	1.00	$ 4,096,500	$	438.33*
TOTAL …………………….	4,096,500	$	1.00	$ 4,096,500	$	438.33

_____

* The Registrant previously submitted a filing fee of $457.05.

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(e) under the Securities Act of 1933.

(2) Represents the number of shares of Common Stock issued to the selling stockholders pursuant to our September 2006 private placement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Subject to Completion, dated September 11, 2007



Northern Ethanol, Inc.

Common Stock
4,096,500 Shares

This Prospectus relates to the resale by the selling stockholders (the "Selling Stockholders") of 4,096,500 shares of our common stock (the "Common Stock" or the "Securities"). The Selling Stockholders may sell their shares of our Common Stock from time to time at the initial price of $1.50 per share until our common shares are quoted on the NASD's OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. *See* "DETERMINATION OF OFFERING PRICE," "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION."

We will pay the expenses of registering these shares. We will not receive any proceeds from the sale of shares of Common Stock in this Offering. All of the net proceeds from the sale of our Common Stock will go to the Selling Stockholders.

Our Common Stock is not currently listed for trading on any exchange. As of the date of this Prospectus an application has been filed on our behalf to list our Common Stock for trading on the OTC Bulletin Board (the "OTCBB"). There can be no assurances that our Common Stock will be approved for trading on the OTCBB, or any other trading exchange.

Investing in these Securities involves significant risks. Investors should not buy these Securities unless they can afford to lose their entire investment.

SEE "RISK FACTORS" BEGINNING ON PAGE 8.

The information in this Prospectus is not complete and may be changed. This Prospectus is included in the registration statement that was filed by Northern Ethanol, Inc. with the Securities and Exchange Commission. The Selling Stockholders may not sell these Securities until the registration statement becomes effective. This Prospectus is not an offer to sell these Securities and is not soliciting an offer to buy these Securities in any State where the offer or sale is not permitted.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is [_____], 200__

TABLE OF CONTENTS

PROSPECTUS SUMMARY

This summary provides an overview of certain information contained elsewhere in this Prospectus and does not contain all of the information that you should consider or that may be important to you. Before making an investment decision, you should read the entire Prospectus carefully, including the "RISK FACTORS" section, the financial statements and the notes to the financial statements. In this Prospectus, the terms "Northern," "Company," "we," "us" and "our" refer to Northern Ethanol, Inc. and its operating subsidiaries. References to "$" in this Prospectus are to U.S. dollars and all references to "C$" are to Canadian dollars.

We were incorporated as "Beaconsfield I, Inc." in the State of Delaware on November 29, 2004, to pursue a business combination. In July 2006, the holders of a majority of our then issued and outstanding Common Stock approved an amendment to our Certificate of Incorporation wherein we did change our name to "Northern Ethanol, Inc." to better reflect our current business plan that is described below. We are currently considered a "development stage" company.

In July 2006, we engaged in a forward split of our Common Stock whereby we issued ten (10) shares of our Common Stock for every one (1) share then issued and outstanding. All references in this Prospectus to our issued and outstanding Common Stock are provided on a post-forward split basis, unless otherwise indicated.

Following the aforesaid forward stock split, we commenced a private offering of our Common Stock. This offering closed successfully in September 2006. We sold an aggregate of 4,096,500 shares of our Common Stock to 48 "accredited investors" (as that term is defined in both the Canadian and U.S. securities laws) at a price of $1.00 per share and received aggregate net proceeds of $3,846,500 therefrom. The proceeds from the September 2006 private placement financed our working capital requirements, including salaries and benefits, and capital expenditures on property, plant and equipment through March 31, 2007.

In April 2006, we adopted a revised business plan for the purpose of developing two (2) ethanol plants in Ontario, Canada. In conjunction with the adoption of this new business plan, we retained new management, including Mr. Gordon Laschinger, our Chief Executive Officer, President and Chairman of our Board of Directors. In July 2006, Mr. Steven Reader agreed to become our Chief Operating Officer, and in November 2006, Mr. Richard Smith became our Chief Financial Officer. In September 2006, we completed the restructuring of our current Board of Directors. *See* "MANAGEMENT."

On April 20, 2006, we executed a 25-year lease, with two ten-year renewal options, on a 35 acre property located in Barrie, Canada with a related party (*See* "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS" and "DESCRIPTION OF BUSINESS"). The Barrie plant location will require the conversion of the existing site's servicing infrastructure from a former brewery to an ethanol production facility. In addition, on July 30, 2007, we executed an Agreement of Purchase and Sale with LANXESS Inc. to acquire a 30 acre industrial site in Sarnia, Canada (*See* "DESCRIPTION OF BUSINESS"). We paid a refundable interest bearing deposit amount of C$10,000 on execution of the Agreement. We chose industrial sites for our plants due to their inherent favorable characteristics in terms of having the correct zoning, ample process water, natural gas pipelines, rail sidings in-place and proximity to local and international markets. Both Barrie and Sarnia have access to Great Lakes Seaway shipping for corn feedstock and are also serviced by Canadian National Railway, CSX Transportation and Canadian Pacific Railway. The Barrie site had been the focus of an earlier 2005 engineering study by Wardrop Engineering Inc., which had concluded it was feasible site for a major ethanol plant. The Wardrop study was conducted for another unrelated company that could not raise the required capital, at which point the study was made available to us. A September 2006 study performed by Muse Stancil & Co. of Dallas, Texas ranked the Sarnia and Barrie Plant sites as the second and ninth most competitive locations to supply the Northeastern United States market relative to 61 other North American ethanol plants currently in production or under construction that could reasonably supply ethanol to the region. We paid Muse Stancil

$70,000 to perform the study. Both sites have been studied to ensure that all necessary utilities are available and feedstock procurement will not be an impediment.

Effective July 24, 2006, we entered into a five-year Project Development Agreement (the "Delta-Barrie Agreement") with Delta-T Corporation, Williamsburg, Virginia ("Delta"), wherein Delta shall provide us professional advice, business and technical information, design and engineering and related services in order to assist us in assembling all of the information, permits, agreements and resources necessary for construction of an ethanol plant having the capacity to produce 108 million gallons per year in Barrie, Ontario, Canada. We paid Delta the non-refundable sum of $100,000 in advance for such services. (See a complete description of the terms of the Delta-Barrie Agreement under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION – PLAN OF OPERATION" in this Prospectus.)

In September 2006, we entered into a similar five-year agreement with Delta relating to our proposed Sarnia ethanol plant (the "Delta-Sarnia Agreement") and paid Delta an initial non-refundable amount of $70,000 for such services, with the balance of $30,000 due upon issuance of an air permit by the Province of Ontario. (See a complete description of the terms of the Delta-Sarnia Agreement under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION – PLAN OF OPERATION" in this Prospectus.) References to the Delta-Barrie Agreement and Delta-Sarnia Agreement are hereinafter jointly referred to as the "Delta Agreements" unless otherwise indicated.

The Delta Agreements provide for Delta to assist us in the development and analysis of the operating costs, plant specifications, compliance with environmental issues, product marketing, industry economics, technical and other assistance. The relationship between Delta and us is deemed exclusive during the five-year term of the Delta Agreements.

On March 9, 2007, we executed a term sheet with Aker Kvaerner Songer Canada Ltd. ("AKSC") for the development of an engineering, procurement and construction ("EPC") contract using Delta technology for the Barrie site. This term sheet provides for us to pay AKSC an initial non-refundable engagement fee of $500,000. We have not paid this fee as of the date of this Prospectus because we are reviewing our options on ethanol plant technology providers and engineering procurement and construction contractors. As we have not paid this fee, AKSC is under no obligation to provide a fixed price contract. We are in discussions with other ethanol plant technology providers and we may pursue offers from them. In the event that we accept another ethanol plant technology provider's offer, Delta has a first right of refusal for 60 days to assume any agreements made with other ethanol plant technology vendors. If we continue with Delta, we will pay this fee to AKSC , as well as an additional non-refundable fee of $500,000 on receipt of the fixed EPC contract price for our Barrie plant. If Delta decides not to assume our agreement with another ethanol plant technology provider, we will engage an EPC contractor acceptable to the other ethanol plant technology provider and establish an EPC contract price.

Providing the EPC contract price is acceptable and financing is obtained, we expect to execute the EPC contract within 60 days of receiving the fixed EPC contract price and commence construction at the Barrie site immediately thereafter. (See a complete description of the terms of the AKSC-EPC Agreement, as well as discussion of the financing necessary to allow us to implement our business plan, under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION – PLAN OF OPERATION" in this Prospectus.) We are also reviewing our options on ethanol plant technology providers and engineering procurement and construction contractors for our Sarnia location. We have not received a term sheet from AKSC regarding the Sarnia facility at this time.

AKSC is a multinational EPC firm with extensive experience erecting and constructing facilities in Canada. Delta's primary role in the projects will be to provide the process technology and engineering. This will include all of the prime processes in the receiving and milling of the corn, the cook process, fermentation process, distillation process, molecular sieve and centrifuge process, chemical storage area, fuel and ethanol storage and load-out as well as DDGS drying, storage and load-out. AKSC will erect the Delta process components as well as engineer, procure and construct the balance of plant equipment for such items as the boiler house, cooling towers, all utility tie-ins, plant fire water system, and any water treatment systems. Under the EPC contract, AKSC will be responsible for all labor supply and project completion risk (i.e. project completed on schedule, at the contract price, meeting design specifications). The fixed price EPC contract will be guaranteed by AKSC's parent company, Aker Kvaerner ASA of Baerum, Norway, a leading global provider of engineering and construction services, technology products and integrated solutions with NOK14 billion (approximately $2.3 billion) in annual revenue. The Delta plant design that we have selected is based on plant designs and components currently being utilized by other Delta customers. Any differences in our plant designs from the standard Delta design will be to provide for higher reliability and performance. Not all current projects undertaken by Delta appear on their website due to client preferences with regards to confidentiality.

In August 2006, we retained the services of the engineering firm of Charles G. Turner & Associates for an initial term to December 31, 2006, to monitor the design, equipment selection, construction and commissioning phases of the projects on an hourly fee basis. Also in August 2006, we contracted with Parrish & Heimbecker Ltd. ("P&H") to provide corn procurement and co-product merchandizing services on a fee per shipment basis for a five year period after the opening of our first ethanol production facility. (See a complete description of the terms of these agreements under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION – PLAN OF OPERATION" in this Prospectus.)

Effective December 13, 2006, we executed an engagement letter and indicative term sheets with WestLB AG ("WestLB") whereby WestLB has conditionally agreed to provide arrangement, placement and underwriting services on senior debt and subordinate debt financing (to a maximum of approximately $365 million) for up to 75% of the construction costs of our Barrie and Sarnia facilities on a "best efforts" basis. The term "best efforts" means that WestLB believes that they can syndicate the debt financing we require but that there is no guarantee that they will be successful or that the terms will be as indicated in their term sheets until they market the transaction and receive firm commitments from a syndicate of lenders for the funds required on acceptable terms to us. Among other things, the provision of the 75% financing in accordance with the engagement letter and indicative term sheets is conditional on our obtaining subordinate debt or equity investment for the remaining 25% of construction costs. We have had discussions with investment bankers, financial institutions and private investors about obtaining subordinate debt or equity investment but, as of the date of this Prospectus, we have received no binding commitments. We may not be able to obtain sufficient funding from one or more investors or other financial institutions, or if such funding is obtained, that it may not be on terms that are otherwise acceptable to us. If we are unable to secure adequate financing, or financing on acceptable terms is unavailable for any reason, we may be forced to abandon our construction of one or more, or even all, of our planned ethanol production facilities. (See a complete description of the terms under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION – PLAN OF OPERATION" in this Prospectus.) We paid a non-refundable retainer deposit of $200,000 to WestLB on execution of the engagement letter and indicative term sheets using funds from the net proceeds of $3,846,500 received from the September 2006 private placement. We also agreed to pay WestLB's costs and expenses in connection with the financing. As of the date of this Prospectus, we have paid $87,378 for costs incurred by WestLB's legal and engineering advisors from funds borrowed under the Line of Credit Agreement with Union Capital Trust discussed below. There is no termination date to the WestLB engagement letter.

In order to allow us to continue to implement our business plan, on March 30, 2007 we entered into a Line of Credit Agreement with Union Capital Trust, Nassau, Bahamas ("Union"), wherein Union has agreed to provide us with a $6 million unsecured line of credit. Interest accrues at the rate of twelve percent (12% per annum) and is payable monthly. Principal and unpaid interest is due on or before March 30, 2008. As of the date of this Prospectus we have drawn down an aggregate of $469,192 on this line of credit. The trustee of the Union line of credit is a related party. (*See* "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS")

On July 9, 2007, we entered into a Line of Credit Agreement with Aurora Beverage Corporation, ("Aurora") wherein Aurora has agreed to provide us with a $1 million unsecured line of credit. Interest accrues at the rate of eight percent (8% per annum) and is payable monthly. Principal and unpaid interest is due on or before July 8, 2008. As of the date of this Prospectus, we have drawn down an aggregate of $602,536 on this line of credit. Aurora is a related party. (*See* "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS")

As of June 30, 2007 and December 31, 2006, we had an accumulated deficit of $5,340,348 and $3,276,873, respectively. For the six months ended June 30, 2007 and for the year ended December 31, 2006, we incurred net losses of $2,063,475 and $3,245,400, respectively. Once our ethanol plants are built and become operational, there are no assurances that we will be able to attain, sustain or increase profitability on a quarterly or annual basis. A downturn in the demand for ethanol would significantly and adversely affect our sales and profitability.

Our principal executive offices are located at 193 King Street East, Suite 300, Toronto, Ontario, M5A 1J5, Canada, telephone: (416) 366-5511. For more information on us, prospective investors are encouraged to review the filings available with the Securities and Exchange Commission at www.sec.gov. All prospective investors are invited to visit our website at www.northern-ethanol.com. Prospective investors should be aware that the information contained on our website is not a part of this Prospectus. Investors should rely only upon the information contained herein.

ABOUT THE OFFERING

Common Stock Offered by Selling Shareholders	4,096,500 shares. This number represents approximately 4% of the total number of shares outstanding following this Offering.
Common Stock Outstanding Before and After the Offering	104,096,500 shares (1).
Use of Proceeds	We will not receive any proceeds from the sale of the Common Stock.

(1) Because we are not selling any of our Common Stock as part of this offering, the number of issued and outstanding shares of our Common Stock will remain the same following this offering.

SUMMARY FINANCIAL DATA

SELECTED FINANCIAL DATA

The following summary of our financial information as at December 31, 2006, 2005, and for the years ended December 31, 2006 and 2005, has been derived from, and should be read in conjunction with, our audited financial statements included elsewhere in this Prospectus. The summary of our financial information as at June 30, 2007 and for the six month periods ended June 30, 2007 and 2006 and the period from inception (November 29, 2004) through June 30, 2007 has been derived from, and should be read in conjunction with, our unaudited interim financial statements also included elsewhere in this Prospectus.

STATEMENT OF INCOME:	Six Months Ended June 30		Year Ended December 31		Period From Inception (Nov. 29, 2004) through June 30
	2007	2006	2006	2005	2007
Net revenues	$ -	$ -	$ -	$ -	$ -
Gross profit	$ -	$ -	$ -	$ -	$ -
Total operating expenses	$ 2,063,475	$ 936,402	$ 3,245,400	$ 27,765	$ 5,340,348
Loss from operations	$ (2,063,475)	$ (936,402)	$ (3,245,400)	$ (27,765)	$ (5,340,348)
Income tax benefit (expense)	$ -	$ -	$ -	$ -	$ -
Net loss	$ (2,063,475)	$ (936,402)	$ (3,245,400)	$ (27,765)	$ (5,340,348)
Net income per share – diluted	$ (0.02)	$ (0.01)	$ (0.03)	$ (0.00)	
Weighted common shares outstanding (1)	104,096,500	101,097,790	102,534,308	101,500,000	

(1) Post forward split. Effective July 3, 2006, our shareholders approved an increase in our authorized capital stock from 80,000,000 shares of $0.0001 par value stock to 350,000,000 shares of authorized capital stock, consisting of 250,000,000 shares of Common Stock having a par value of $0.0001 per share, and 100,000,000 shares of Preferred Stock, having a par value of $0.0001 per share. On July 5, 2006, we affected a ten for one forward split of our issued and outstanding Common Stock to holders of record on that date. Throughout this Prospectus, Common Stock amounts have been adjusted to reflect this change on a retroactive basis.

BALANCE SHEET:	June 30, 2007	December 31, 2006	December 31, 2005
Cash	$ 2,758	$ 567,249	$ 13,390
Current assets	$ 1,006,441	$ 1,563,079	$ 23,640
Total assets	$ 20,977,955	$ 19,240,759	$ 23,640
Current liabilities	$ 3,403,903	$ 266,898	$ 5,098
Total liabilities	$ 20,919,785	$ 16,298,265	$ 5,098
Total stockholders' equity	$ 58,170	$ 2,942,494	$ 18,542

RISK FACTORS

An investment in our Common Stock is a risky investment. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing shares of our Common Stock offered hereby. We believe that we have included all material risks.

RISKS RELATED TO OUR PROPOSED OPERATIONS

We have incurred losses in the past and expect to incur greater losses until our ethanol production begins. We are a development stage company and we have not yet commenced operations. As of June 30, 2007 and December 31, 2006, we had an accumulated deficit of $5,340,348 and $3,276,873, respectively. For the six months ended June 30, 2007 and for the year ended December 31, 2006, we incurred net losses of $2,063,475 and $3,245,400, respectively. We expect to incur significantly greater losses at least until the completion of our initial ethanol production facility in Barrie, Ontario. We estimate that the earliest completion date of this facility and, as a result, our earliest date of ethanol production will not occur until the second quarter of 2009. Until then, we expect to rely on cash from debt and equity financing to fund all of the cash requirements of our business. Until we successfully build and begin operating our proposed ethanol plants, we will experience negative cash flow. Once our ethanol plants are built and become operational, there are no assurances that we will be able to attain, sustain or increase profitability on a quarterly or annual basis. A downturn in the demand for ethanol would significantly and adversely affect our sales and profitability.

Ethanol competes with other existing products and other alternative products could also be developed for use as fuel additives. Our revenue will be derived primarily from sales of ethanol. Ethanol competes with MTBE (methyl tertiary butyl ether) as an oxygenate in gasoline to meet both oxy-fuel and reformulated gasoline requirements. Until recently, MTBE has been the most widely used oxygenate to meet the requirements of the Clean Air Act Amendments of 1990. Because of its favorable handling qualities and the fact that it is a petroleum product, MTBE has been the preferred oxygenate for the petroleum industry. However, MTBE has shown significant adverse environmental and health safety characteristics that have led to the decision by several key States to ban its use. Specifically, MTBE is highly persistent and has been identified as a potential carcinogen. MTBE has been detected in drinking water supplies in almost all areas where it is used. Reflecting these issues, California, New York, Connecticut, New Jersey and more than twenty other States have banned the use of MTBE.

We expect to be completely focused on the production and marketing of ethanol and its co-products for the foreseeable future. We may be unable to shift our business focus away from the production and marketing of ethanol to other renewable fuels or competing products. Accordingly, an industry shift away from ethanol or the emergence of new competing products may reduce the demand for ethanol. A downturn in the demand for ethanol would significantly and adversely affect our sales and profitability.

In addition to selling ethanol, we will also sell the co-products of ethanol production – dried distillers grains (DDGS) and carbon dioxide ("CO_2") and the markets for these products may decrease in the future. The primary use of DDGS is for livestock feed as a replacement for traditional animal feeds such as soy-meal. In the United States, cattle (both dairy and beef) have so far been the primary users of DDGS as livestock feed, but larger quantities of DDGS are making their way into the feed rations of hogs and poultry. In 2005, ethanol dry mills in the United States produced approximately 9 million tons of distillers grains. Of this, approximately 75-80% was fed to dairy and cattle, 18-20% to swine, and 3-5% to poultry. Due to the fact that DDGS have a long shelf life, they are suitable for transportation to markets all over the world. In 2005, the United States exported more than 1 million tons of distillers grains. In recent years, large markets for DDGS have developed in Europe, led by Ireland and the United Kingdom, as well as in Canada, Mexico, China, Japan, and Taiwan. Asia has a long history of importing U.S. grain because of its large population and limited space in which to grow crops. Worldwide, there is a large market for animal feed but DDGS generally need to displace other feeds as buyers will base their selection primarily on cost competitiveness. As increasing volumes of ethanol production come on-line, the amount of DDGS in the marketplace should increase proportionately. This may put downward pressure on prices and presents a risk to our business. At today's prices, it is estimated that DDGS sales will represent approximately 19% of our total sales.

Carbon dioxide is produced during the fermentation stage of the ethanol production process. This excess gas is captured and sold to carbon dioxide resellers. The carbon dioxide market is well established and consists of three major segments: the beverage market (27%), the food market (43%), and the industrial market (30%). The market is cyclical in that demand increases during the summer as beverage and food demands create shortages and higher spot prices. Transportation is a limiting factor when sourcing carbon dioxide. On average, transportation costs account for 50% of the delivered cost of carbon dioxide. For that reason, customers generally must be within 200 miles of the plant. As increasing volumes of ethanol production come on-line, it is possible that the market prices for CO_2 will soften due to a finite amount of demand and an increasing supply. At today's prices, it is estimated that CO_2 sales will represent approximately 0.4% of our total sales.

Carbon dioxide is believed to contribute to global warming. Future government regulations to reduce carbon dioxide emissions may impact our ability to produce ethanol. Carbon dioxide is the most common of the compounds collectively referred to as greenhouse gases. In the recently released Summary for Policymakers, the Intergovernmental Panel on Climate Change (IPCC) indicated that "*most of the observed increase in globally averaged temperatures since the mid-20th century is very likely due to the observed increase in anthropogenic greenhouse gas concentrations*" (IPCC, 2007). The IPCC assigns a rating of "very likely" when the expected outcome of a result is greater than 90%.

A number of proposals are being considered around the world to combat increased greenhouse gas emissions. The specifics of these proposals vary. Typically, one of the overarching objectives is to reduce anthropogenic greenhouse gas emissions. Proposals include methods as varied as improving energy efficiency, adopting energy sources that create minimal greenhouse gas emissions (e.g., generating electricity from wind or solar energy), or shifting from fossil fuels to alternative fuels derived from renewable sources (e.g., deriving ethanol from corn). Therefore, current proposals to combat global warming do not appear to be contrary to, or pose a risk of a material adverse impact on, the proposed project to derive ethanol from corn.

In order to complete the construction of our planned ethanol production facilities, we will require the infusion of significant additional debt and equity funding. We anticipate that we will need to raise approximately $454 million in equity investment and/or debt financing to complete construction of our initial two ethanol production facilities in Barrie and Sarnia, Ontario (*See* "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – PLAN OF OPERATION"). There are no assurances that we will be able to obtain this financing and/or investment.

Effective December 13, 2006, we executed an engagement letter and indicative term sheets with WestLB AG ("WestLB") whereby WestLB has conditionally agreed to provide arrangement, placement and underwriting services on senior debt and subordinate debt financing for 75% of the cost of constructing our Barrie and Sarnia facilities up to a maximum of $1.35 per gallon of annual plant capacity in senior debt and $0.34 per gallon of annual plant capacity in subordinated debt. Combined, the Barrie and Sarnia plants are expected to have annual plant capacity of 216 million gallons on an undenatured basis. As such, WestLB would conditionally provide up to $365 million of financing. 75% of the combined construction cost estimate of $454 million for the Barrie and Sarnia facilities would equate to $340 million. Interest during construction of the two plants of $33 million was estimated at the interest rate on the senior financing conditionally offered at London Interbank Offering Rate ("LIBOR") plus an anticipated spread of 325 to 350 basis points and at LIBOR plus an anticipated spread of 1000 basis points on the subordinate financing. Currently LIBOR is at 5.4%, so that the interest rate on the senior financing would be 8.65% to 8.9% and the interest rate on the subordinate financing would be 15.4%. On a construction cost of $454 million, the senior financing would total $272,400,000, bear an annual interest cost of approximately $24.2 million at current rates when fully drawn and would be repaid in quarterly installments over 6 years following completion of construction. The subordinate financing would amount to $68,100,000, bear an annual interest cost of approximately $10.5 million at current rates when fully drawn and would be repaid over 8 years from advance, with repayment terms to be negotiated. Among other things, the provision of the WestLB financing in accordance with the engagement letter and indicative term sheets is conditional on our obtaining subordinate debt or equity investment for the remaining 25% of construction costs. We have had discussions with investment bankers, financial institutions and private investors about obtaining subordinate debt or equity investment but as of the date of this Prospectus we have received no binding commitments. We may not be able to obtain sufficient funding from one or more investors or other financial institutions, or if such funding is obtained, that it will be on terms that we have anticipated or that are otherwise acceptable to us. If we are unable to secure adequate financing, or financing on acceptable terms is unavailable for any reason, we may be forced to abandon our construction of one or more, or even all, of our planned ethanol production facilities. (See a complete description of the terms under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – PLAN OF OPERATION" in this Prospectus.)

If we are unable to raise the required senior debt and subordinate debt financing with WestLB, we will lose our non-refundable retainer deposit and we may be liable to pay significant termination fees. In December 2006, we paid a non-refundable retainer deposit of $200,000 to WestLB on execution of the engagement letter and indicative term sheets. We also agreed to pay all of WestLB's expenses in connection with arrangement, placement and underwriting of the financing. As of the date of this Prospectus, we have paid $87,378 for costs incurred by WestLB's legal and engineering advisors. If WestLB is unable to secure adequate financing, or financing on acceptable terms is unavailable for any reason, we will lose the $200,000 non-refundable retainer deposit and we will not be able to recover expenses paid. In the event that we chose to terminate the WestLB engagement and we enter into a similar debt financing with another lender within 12 months of terminating WestLB, we will be required to pay WestLB a termination fee of $10,000,000.

Holders of our Common Stock may suffer significant dilution in the future. As of the date of this Prospectus we do not have sufficient capital available to allow us to build the two ethanol plants discussed herein. As a result, it is possible that we may elect to raise additional equity capital by selling shares of our Common Stock or other securities in the future to raise the funds necessary to allow us to implement our business plan. If we do so, investors herein will suffer significant dilution.

Our capital structure will be highly leveraged because we plan to fund a substantial majority of the construction costs of our planned ethanol production facilities through the issuance of a significant amount of debt. Our debt levels and debt service requirements could have important consequences which could reduce the value of your investment, including:

- limiting our ability to borrow additional amounts for operating capital or other purposes and causing us to be able to borrow additional funds only on unfavorable terms;

- reducing funds available for operations and distributions because a substantial portion of our cash flow will be used to pay interest and principal on our debt;

- making us vulnerable to increases in prevailing interest rates;

- placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors;

- subjecting all or substantially all of our assets to liens, which means that there may be no assets left for our stockholders in the event of a liquidation; and

- limiting our ability to adjust to changing market conditions, which could increase our vulnerability to a downturn in our business or general economic conditions.

If cash flow from operations is insufficient to pay our debt service obligations it is possible that we could be forced to sell assets, seek to obtain additional equity capital or refinance or restructure all or a portion of our debt on substantially less favorable terms. In the event that we are unable to refinance all or a portion of our debt or raise funds through asset sales, sales of equity or otherwise, we may be forced to liquidate and you could lose your entire investment. However, while no assurances can be provided, based upon our discussions and negotiations with financing entities as of the date of this Prospectus, we do believe that our proposed business plan is viable and that we will obtain the additional financing necessary to develop our ethanol plants.

Our success depends, to a significant extent, upon the continued services of Gordon Laschinger, our President and Chief Executive Officer, who has no prior experience in the ethanol industry.
While Mr. Laschinger has developed key personal relationships with our expected suppliers and customers, most of these individuals have significantly more experience than Mr. Laschinger in the ethanol industry. This may place us at a competitive disadvantage because we will greatly rely on these relationships in the conduct of our proposed operations and the execution of our business strategies. The loss of Mr. Laschinger could also result in the loss of our favorable relationships with one or more of our suppliers and customers. We have entered into an employment agreement with Mr. Laschinger and that agreement provides for a termination date of April 30, 2009. In addition, we do not maintain "key person" life insurance covering Mr. Laschinger or any other executive officer. The loss of Mr. Laschinger could also significantly delay or prevent the achievement of our business objectives.

We will be competing with other established ethanol production and marketing companies who have greater experience and resources than we currently have. We will have several significant competitors in the ethanol production industry including GreenField Ethanol Inc. (Formerly Commercial Alcohols Inc.), currently the largest producer of ethanol in Canada, Archer-Daniels-Midland Company, ("ADM"), the largest producer of ethanol in the United States, VeraSun Energy, Corp. and Aventine Renewable Energy Holdings, Inc, both large U.S. ethanol producers, and Suncor Energy Inc., which has an ethanol plant in Sarnia, and others. These companies are presently producing ethanol in substantial volume, have greater financial resources and have more experienced personnel than we presently do. We are not currently producing any ethanol. Those competitors who are presently producing ethanol have greater capital resources than we currently do. As a result, this will be a significant obstacle that we will need to overcome in order to become successful. In addition, our lack of experience in our chosen industry relative to many of our significant competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and cause a decline in our market share, sales and profitability.

We will be competing with other ethanol production companies, animal farmers and other corn users for our feedstock. The principal raw material we expect to use to produce ethanol and its co-products is corn. We expect that corn feedstock costs will represent approximately 79% of operating costs. The profitability of our business fluctuates greatly with changes in the price of corn. For each $0.10 per bushel increase in the cost of corn, our total corn cost increases by $8,059,701 per year. Significant increases in the price of corn will have substantial negative impacts on the profitability of our plants.

Feedstock costs may rise in the future as a result of the increased competition from additional ethanol plants beginning production and continued growth and demand from other users such as animal farmers and corn oil manufacturers. The supply of corn may be insufficient to meet this competing demand and as a result corn prices may rise, resulting in lower profit margins or making the production of ethanol uneconomical. Corn prices as measured by the United States Department of Agriculture, or USDA, reported as prices received, had increased 57% over the previous year by December 2006. The USDA's December 2006 crop report estimated that corn bought by ethanol plants will represent approximately 17% of the 2006/2007 crop year's total corn supply, up from 13% in the prior crop year. Increasing ethanol capacity could boost demand for corn and result in sustained prices at a current levels or a further increase in corn prices.

The development of our two proposed ethanol plants will result in a period of rapid growth that will impose a significant burden on our current administrative and operational resources. If we are able to obtain the financing necessary to implement our business plan, of which there can be no assurance, our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources by attracting, training, managing and retaining additional qualified personnel, including additional members of management, technicians and others. To successfully develop our two proposed ethanol plants, we will need to manage the construction of these facilities, as well as operating, producing, marketing and selling the end products generated by these facilities. There can be no assurances that we will be able to do so. Our failure to successfully manage our growth will have a negative impact on our anticipated results of operations.

Our proposed business of producing and selling ethanol is subject to significant supply and demand fluctuations. An increase in production of ethanol could have a negative impact on our anticipated revenues. We may increase inventory levels in anticipation of rising ethanol prices and decrease inventory levels in anticipation of declining ethanol prices. As a result, we are subject to the risk of ethanol prices moving in unanticipated directions, which could result in declining or even negative gross profit margins for our business. Accordingly, our business will be subject to fluctuations in the price of ethanol and these fluctuations may result in lower or even negative gross margins and which could materially and adversely affect our profitability.

We believe that the production of ethanol is expanding rapidly. According to the Renewable Fuels Association, current ethanol production capacity in the United States stands at 5,633mm gallons per year. According to Ethanol Producer Magazine, in Canada, current production capacity is roughly 198mm gallons per year. There is capacity under construction of 6,194mm gallons in the United States and 180mm gallons in Canada. In the markets where we expect to compete, including Ontario, Quebec, Indiana, Ohio, Pennsylvania, New York and New Jersey, there is current production capacity of 395mm gallons per year, with capacity under construction of 1,170mm gallons per year.

US Ethanol Production 1999-2006

	January 1999	January 2000	January 2001	January 2002	January 2003	January 2004	January 2005	January 2006
Total Ethanol Plants	50	54	56	61	68	72	81	95
Ethanol Production Capacity	1701.7 mgy	1748.7 mgy	1921.9 mgy	2347.3 mgy	2706.8 mgy	3100.8 mgy	3643.7 mgy	4336.4 mgy
Plants Under Construction	5	6	5	13	11	15	16	31
Capacity Under Construction	77 mgy	91.5 mgy	64.7 mgy	390.7 mgy	483 mgy	598 mgy	754 mgy	1778 mgy

Source: Renewable Fuels Association - http://www.ethanolrfa.org/industry/statistics/

Increases in the demand for ethanol may not be commensurate with increasing supplies of ethanol. Increased production of ethanol may lead to lower ethanol prices. The increased production of ethanol could also have other adverse effects. For example, increased ethanol production will lead to increased supplies of co-products from the production of ethanol, such as DDGS and CO_2. Those increased supplies could lead to lower prices for those co-products. We cannot predict the future price of ethanol or DDGS. Any material decline in the price of ethanol or DDGS will adversely affect our sales and profitability. Further, the increased production of ethanol could result in increased demand for corn. This could result in higher prices for corn and cause higher ethanol production costs. Additionally, due to the fact that the price of ethanol usually moves with the price of wholesale unleaded gasoline, we will not be able to pass any increases in corn costs on to the customer. Our results of operations will suffer greatly if corn prices increase while gasoline prices decrease.

We cannot rely on long-term ethanol orders or commitments by our customers for protection from the negative financial effects of a decline in the price for ethanol. The ethanol industry does not use fixed price long-term contracts. According to the Renewable Fuels Association (www.ethanolRFA.org/industry/statistics/), between 90% and 95% of the ethanol in the U.S. and Canada is sold pursuant to six to twelve month contracts, negotiated between the ethanol producer and the oil refiner or gasoline blender. As such, we believe that we will not be able to rely on long-term (over one year) contracts for the sale of our product. Entering into a long-term contract would require us to give the buyer a significant discount to current market prices. We believe that if and when we commence operations it will be more profitable for us to sell into the spot market and through a mixture of short-term (less than one year) contracts.

The Chicago Board of Trade launched an ethanol futures contract in March 2005. As of the date of this Prospectus, there has been limited trading activity in ethanol futures. There is no certainty that this market will develop sufficient liquidity to provide an effective means of hedging against a decline in ethanol prices. As a result, the limited certainty of ethanol orders can make it difficult for us to forecast our sales and allocate our resources in a manner consistent with our actual sales. Our expense estimates are based in part on our expectations of future sales and, if our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

The market for fuel ethanol in Canada is extremely similar to the market in the United States. With free trade, the border is essentially invisible to ethanol producers and cross-border selling is common. We intend to sell our product in the market that nets us the highest price at the time.

We will be dependent on a small number of customers because there are a finite number of petroleum refiners and mixers in North America. We intend to sell our ethanol to petroleum refiners and gasoline blenders in the Northeastern United States and Central Canada. According to Eco Energy Inc., there are upwards of fifty potential customers in our target market with whom they currently work. Our proposed Barrie location is close to Imperial Oil's facility in Toronto, Ontario and Petro-Canada's facility in Oakville, Ontario, Canada. Our Sarnia site is in close proximity to large refineries owned by Shell Canada and Suncor Energy. This comparatively small group of potential customers represents a risk compared to if our sales were less concentrated within a larger number of customers because a smaller group of customers can exert greater influence on our selling prices. If we lose a customer or a customer becomes insolvent, we could experience a significant decrease in revenue. As many of our costs and expenses will be relatively fixed, a reduction in revenue could decrease our profit margins and adversely affect our business, financial condition and results of operations. We expect that the costs of transportation will allow us to ship our ethanol production competitively within a 300 mile radius of our

Barrie and Sarnia facilities, although if there are shortages in markets outside of this area, market conditions at times may allow us to ship beyond this radius.

We have not conducted any significant business operations as yet and have been unprofitable to date. Accordingly, there is no prior operating history by which to evaluate the likelihood of our success or our contribution to our overall profitability. We may never complete construction of an ethanol production facility and commence significant operations or, if we do complete the construction of an ethanol production facility, it may not be successful in contributing positively to our profitability.

The market price of ethanol is dependent on many factors, including the price of gasoline, which is in turn dependent on the price of petroleum. These fluctuations may cause our results of operations to fluctuate significantly. Petroleum prices are highly volatile and difficult to forecast due to frequent changes in global politics and the world economy. The distribution of petroleum throughout the world is affected by incidents in unstable political environments, such as Iraq, Iran, Kuwait, Saudi Arabia, the former U.S.S.R. and other countries and regions. The industrialized world depends critically on oil from these areas and any disruption or other reduction in oil supply can cause significant fluctuations in the prices of oil and gasoline. As we cannot predict the future price of oil or wholesale gasoline, this may lead to unprofitable prices for the sale of ethanol due to significant fluctuations in market prices. For example, the New York spot price of wholesale unleaded gasoline and ethanol rose from approximately $1.70 per gallon and $2.00 per gallon, respectively, in December 2005 to approximately $2.30 and over $4.00 per gallon, respectively, in June 2006. Recently, wholesale gasoline and ethanol prices have moved in the same range, trading at approximately $1.99 and $1.86 per gallon, respectively, as of August 15, 2007. If the price of gasoline and petroleum decline, we believe that the price of ethanol may be adversely affected. Fluctuations in the market price of ethanol may cause our profitability to fluctuate significantly.

We will be subject to extensive air, water and other environmental regulations in connection with the construction and operation of our planned ethanol production facilities. We cannot predict in what manner or to what extent governmental regulations will harm our business or the ethanol production and marketing industry in general. Our proposed business is subject to extensive regulation by federal and provincial governmental agencies in Canada, where we intend to initially produce and sell ethanol. If we acquire an ethanol plant in the US or elect to build a new ethanol facility in the US, this business will also be subject to such extensive regulation. *See* "DESCRIPTION OF BUSINESS – BUSINESS." The production and sale of ethanol is subject to regulation by agencies of the US Federal Government, including, but not limited to, the Environmental Protection Agency (the "EPA") in the US as well as other agencies in each jurisdiction in which ethanol is produced, sold, stored or transported. In Canada, the production and sale of ethanol is subject to regulation by Environment Canada, through the Canadian Environmental Protection Act 1999, and in Ontario as well by the Ontario Ministry of the Environment.

Environmental laws and regulations that are expected to affect our planned operations are extensive and have become progressively more stringent. Applicable laws and regulations are subject to change, which could be made retroactively. Violations of environmental laws and regulations or permit conditions can result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions, permit revocations and/or facility shutdowns. If significant unforeseen liabilities arise for corrective action or other compliance, our sales and profitability could be materially and adversely affected. *See* "DESCRIPTION OF BUSINESS – INDUSTRY OVERVIEW."

In addition, the production of ethanol involves the emission of various airborne pollutants, including particulates, carbon monoxide, oxides of nitrogen and volatile organic compounds. We also may be required to obtain various other water-related permits, such as a water discharge permit and a storm-water discharge permit, a water withdrawal permit and a public water supply permit. If for any reason we are unable to obtain any of the required permits, construction costs for our planned ethanol production facilities are likely to increase. In addition, the facilities may not be fully constructed at all. Compliance with regulations may be time-consuming and expensive and may delay or even prevent sales of ethanol in Ontario or in other jurisdictions.

We will need to obtain various construction permits relating to our proposed ethanol plants and there can be no assurances that we will be able to obtain these permits, or that we will not incur significant delay in obtaining the same. As of the date of this Prospectus we have begun obtaining those permits required relating to the construction of our proposed ethanol plants. Each of our proposed locations is located on an existing industrial site. Existing industrial sites typically require fewer permits because they already have road and rail access permits, water intake and discharge permits. We will be required to obtain a Site Plan Approval. The Site Plan Approval process entails submitting a detailed layout of the proposed plant including a landscape plan and items such as building finishes and an artist's rendering showing what the plant will look like from various street level views. While we do not believe that we will encounter any problem obtaining this permit from the local municipalities because the sites have existing fire suppression and storm water management systems in place, there can be no assurances that we will not experience a problem or delay in obtaining these permits. The general time period required for this permit is 90 days. We have filed the application for the relevant permits on our proposed Barrie plant and expect to receive site plan approval by September 2007. For the Sarnia site, we have recently commenced this process and expect to receive our Site Plan Approval permit in 2007.

For our two proposed locations, Environmental Permits are issued by the Ministry of the Environment of Ontario. In March 2007, we applied for this permit for the Barrie plant and expect to receive the final permit in September 2007. We expect that our Site Plan Approval permit and environmental permits for Sarnia, once submitted, will be processed within the same time frame as the Barrie permits. The receipt of environmental permits on existing industrial sites tends to be less onerous than on greenfield sites. Other permits that will be required are standard building permits that our EPC contractor will obtain as part of the obligations included in the EPC contract. There can be no assurances that we will obtain all permits in a timely manner, or at all. Failure to obtain all necessary permits will have a significant negative impact on our proposed plan of operation.

We face a risk that the Government of Canada may institute a corn countervailing duty that could increase feedstock costs for our proposed Canadian plants. The Ontario corn market relies on imports from the United States to increase liquidity. The most recent corn countervailing duty was brought about in September 2005, by the Ontario Corn Producers. Originally, the Corn Producer's successfully lobbied for a provisional countervailing duty that was effective from December 15, 2005 until April 18, 2006. On April 17, 2006, the Canadian International Trade Tribunal (CITT) found that the importation of grain corn from the U.S. had not caused and is not threatening to cause material injury to domestic Canadian corn producers despite a determined legal and public relations effort by Canadian corn producers to persuade the CITT that U.S. subsidies, together with alleged dumping by U.S. producers of corn in Canadian markets, were indeed causing such injury. In the event that a corn countervailing duty is enacted again, it is not expected to apply to product shipped back to the United States. Therefore, if we import U.S. corn into Canada and then export ethanol and DDGS to the U.S., we expect that we will be able to draw the duty back. However, we would not be able to recover the corn countervailing duty on any US produced corn used to make ethanol for sale in the Canadian market and we could be faced with higher corn prices in Ontario given the Ontario market's reliance on imported US corn.

Delays in our ability to obtain the financing necessary to commence construction of our proposed ethanol plants, delays in the construction of our planned ethanol production facilities or defects in materials and/or workmanship may occur. As of the date of this Prospectus we have not begun construction of our proposed ethanol plants, nor do we have any commitment for all of the financing that is required to commence construction. No assurances can be provided that we will obtain the same.

Further, construction projects often involve delays in obtaining permits and encounter delays due to weather conditions, fire, the provision of materials or labor or other events. In addition, changes in interest rates or the credit environment or changes in political administrations at the federal, provincial, state or local levels that result in policy change towards ethanol or our project in particular, could cause construction and operation delays. Any of these events may adversely affect our ability to commence our proposed operations, which may expose us to additional unknown risks that arise due to such a delay. *See* "RISK FACTORS." As of the date of this Prospectus, we expect the timeframe to the commencement of ethanol production at our planned Barrie facility to be as follows:

1. Based on Ontario Ministry of Environment guidelines and communications, receive Ontario Ministry of Environment permit in September 2007.
2. Based on consulting engineer's experience, receive City of Barrie site plan approval in September 2007.
3. Based on EPC term sheet signed March 9, 2007 with AKSC and discussions with other EPC contractor and ethanol plant technology providers, develop and negotiate EPC contract and receive EPC pricing from EPC contractor and ethanol plant technology provider in October 2007.
4. If another EPC contractor and ethanol plant technology provider selected, allow 60 days for Delta to decide whether to assume agreement. Sign an EPC contract with AKSC and Delta or another combination of EPC contractor and ethanol plant technology provider by December 2007.
5. Based on requirements of WestLB indicative term sheets dated December 13, 2006, close debt and or equity financing in December 2007.
6. With financing closed, give EPC contractor full notice to proceed with detailed engineering work in December 2007.
7. Based on discussions with AKSC and other EPC contractors, completion of site preparation work in February 2008.
8. Based on discussions with AKSC and other EPC contractors, EPC contractor mobilizes to site in February 2008.
9. Based on discussions with AKSC and other EPC contractors, first pour of concrete in March 2008.
10. Based on discussions with AKSC and other EPC contractors, start of plant commissioning in March 2009.
11. Based on EPC term sheet signed March 9, 2007 with AKSC and discussions with other EPC contractor and ethanol plant technology providers, full operations of plant in June 2009

We expect the Sarnia plant start up will follow the Barrie timeline by approximately three months.

Any significant increase in the final construction costs of our proposed facilities will adversely affect our capital resources. Based upon discussions that we have had with AKSC, with other EPC contractor and ethanol plant technology providers and WestLB, all of whom are experienced in constructing ethanol plants, we have estimated that the construction cost of our proposed two facilities to be approximately $454 million. The estimated cost of these facilities is based on the target EPC price range included in the AKSC term sheet executed on March 9, 2007 for our Barrie plant, on discussions with other EPC contractor and ethanol plant technology providers, engineering estimates, and on WestLB's experience with other ethanol construction projects that they have financed, but the final construction cost of the facility may be significantly higher when firm EPC prices are received. We expect to receive a fixed EPC contract price from AKSC or other EPC contractor and ethanol plant technology providers for our Barrie Plant in October 2007 and approximately 90 days later for Sarnia. Once executed, the EPC contracts will guarantee a fixed price for the Barrie and Sarnia plants and that they will achieve 95% of their design capacity. Final construction costs however may vary from EPC contract prices due to possible price escalation factors that may be agreed to in the EPC contract on certain material inputs, force majeure events that the EPC contractor can not control and that may be exempted in the EPC contract from the fixed price guarantee, and change orders that we may request over the course of construction. While we intend to seek additional funding to deal with any adverse contingencies that may arise before construction is completed, or at the very least have such potential sources of funding in place if this situation occurs, there can be no assurances that we will be able to raise this additional capital to fund the cost of these variances if they occur.

There is a risk that, because of the proposed location of our ethanol plants, we may incur additional costs for corn, water, electricity and natural gas, the raw materials required for the production of ethanol. The September 2006 Muse Stancil report, commissioned by us to assess the feasibility of our Barrie and Sarnia locations for ethanol production, estimated that these facilities will process approximately 78 million bushels of corn each year at expected annual production of 216 million gallons of ethanol and will require significant and uninterrupted supplies of water, electricity and natural gas. The prices for corn, electricity and natural gas have fluctuated significantly in the past and may fluctuate significantly in the future. In addition, droughts, severe winter weather and other problems may cause delays or interruptions of various durations in the delivery of corn to our facilities, reduce corn supplies and increase corn prices.

In 2006, approximately 218 million bushels of corn were grown in Ontario and an additional 96 million bushels were grown in Quebec. We anticipate sourcing approximately one-third (26,865,670 bushels) of the corn needs locally, with the balance (53,731,340 bushels) being purchased from the United States. A study performed by Muse Stancil & Co. suggests that we should expect to incur freight costs of $0.18 per bushel or $4,835,820 annually from Ohio to Sarnia, Ontario, and $0.70 per bushel or $18,805,969 annually from Ohio to Barrie, Ontario. The transportation of a large proportion of our corn presents a risk to us, as we would be negatively affected by increases in transportation costs.[1]

The anticipated freight costs may also be higher than expected in the event of severe winter weather conditions. The locations chosen for our plants present a weather risk to us because significant snowfalls may result in transportation delays. Sarnia, Ontario receives annual snowfall of 51 inches on average and Barrie, Ontario receives average annual snowfall of 128 inches. However, while no assurances can be provided, we believe that having three ways to transport corn, including via truck, rail, and freighter on the Great Lakes, will help reduce the risk of weather-related delays.[2]

Additionally, local water, electricity and gas utilities may not be able to reliably supply the water, electricity and natural gas that our Barrie and Sarnia facilities will need or may not be able to supply such resources on acceptable terms. Although a stable supply exists for gas, water and electricity in the Barrie and Sarnia areas, localized conditions such as drought or severe weather conditions may affect the supply of raw materials to these areas from time to time over the life of the plants. Each proposed plant will require approximately 10,500 cubic ft. of gas per day, 1,000,000 US gallons of water per day and an average of 16 MW/hr of electricity. The loss of any of these utilities would cause us to shut down the plant until normal utilities are restored. We may not be able to successfully anticipate or mitigate fluctuations in the prices of raw materials and energy through the implementation of hedging and contracting techniques. Our hedging and contracting activities may not lower our prices of raw materials and energy, and in a period of declining raw materials or energy prices, these hedging and contracting strategies may result in our paying higher prices than our competitors. In addition, we may be unable to pass increases in the prices of raw materials and energy to our customers. Higher raw materials and energy prices will generally cause lower profit margins and may even result in losses. Accordingly, our potential sales and profitability may be significantly and adversely affected by the prices and supplies of raw materials and energy.

---

[1] SOURCES: http://www.statcan.ca/Daily/English/061207/d061207a.htm Muse Stancil & Co., Corn and Distillers Grains Report – pg 3

[2] SOURCES: http://www.theweathernetwork.com/weather/stats/pages/C02024.htm?CAON0601; http://www.theweathernetwork.com/weather/stats/pages/C02022.htm?CAON0040

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors. As directed by Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404"), the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports, including Form 10-KSB. In addition, the independent registered public accounting firm auditing a company's financial statements must also attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting as well as the operating effectiveness of the company's internal controls. We have not yet been subject to these requirements. We are evaluating our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls, as a required part of our annual report on Form 10-KSB beginning with our reports for the fiscal year ended December 31, 2007. A recent release from the SEC has indicated that newly public companies may be granted an additional year after becoming public to demonstrate the effectiveness of their internal controls as required under SOX 404.

While we expect to expend significant resources in developing the necessary documentation and testing procedures required by SOX 404, there is a risk that we will not comply with all of the requirements imposed thereby. At present, there is no precedent available with which to measure compliance adequacy. Accordingly, there can be no positive assurance that we will receive a positive attestation from our independent auditors.

In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could suffer.

RISKS RELATED TO OUR COMMON STOCK

There is no trading market for our securities and there can be no assurance that such a market will develop in the future. We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, registering those shares that we issued in our recent private offering, of which this Prospectus is a part. In addition, an application to have our Common Stock listed for trading on the OTC Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc. ("NASD") has also been filed and is currently being reviewed. The process of obtaining a listing for our Common Stock on the OTCBB involves a market maker submitting an application with the NASD. The NASD then reviews the application and issues comments, or questions, concerning our Company and the class of stock (Common Stock) for which a listing has been requested. There is no assurance that our application for listing on the OTCBB will be approved, or if so approved that a market will develop in the future or, if developed, that it will continue. In the absence of a public trading market, an investor may be unable to liquidate his investment in our Company.

We do not have significant financial reporting experience, which may lead to delays in filing required reports with the Securities and Exchange Commission and suspension of quotation of our securities on the OTCBB, which will make it more difficult for you to sell your securities. If we are successful in listing our Common Stock for trading on the OTCBB, of which there can be no assurance, the OTCBB limits quotations to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. Because we do not have significant financial reporting experience, we may experience delays in filing required reports with the Securities and Exchange Commission (the "SEC") following the effectiveness of the registration statement to which this Prospectus is a part. Because issuers whose securities are qualified for quotation on the OTCBB are required to file these reports with the Securities and Exchange Commission in a timely manner, the failure to do so may result in a suspension of trading or delisting from the

OTCBB. We have been late in filing some of the reports we have been required to file with the SEC but are reviewing our internal procedures to ensure that future reports are filed in a timely manner.

If we are successful in listing our Common Stock for trading on the OTCBB, there are no automated systems for negotiating trades on the OTCBB and it is possible for the price of a stock to go up or down significantly during a lapse of time between placing a market order and its execution, which may affect your trades in our securities. Because there are no automated systems for negotiating trades on the OTCBB, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders, an order to buy or sell a specific number of shares at the current market price, it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

Our stock will be considered a "penny stock" so long as it trades below $5.00 per share. This can adversely affect its liquidity. If and when trading commences our Common Stock, will be considered a "penny stock" so long as it trades below $5.00 per share and as such, trading in our Common Stock will be subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a "penny stock," including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities. In addition, few broker or dealers are likely to undertake these compliance activities. Other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market.

We do not anticipate payment of dividends, and investors will be wholly dependent upon the market for the Common Stock to realize economic benefit from their investment. As holders of our Common Stock, you will only be entitled to receive those dividends that are declared by our Board of Directors out of retained earnings. We do not expect to have retained earnings available for declaration of dividends in the foreseeable future. There is no assurance that such retained earnings will ever materialize to permit payment of dividends to you. Our Board of Directors will determine future dividend policy based upon our results of operations, financial condition, capital requirements, reserve needs and other circumstances.

Any adverse effect on the market price of our Common Stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate. If and when our registration statement is declared effective, holders of our shares of Common Stock that are registered pursuant to our registration statement will be permitted, subject to few limitations, to freely sell these shares of Common Stock. At that time, sales of substantial amounts of Common Stock, including shares issued upon the exercise of stock options issued pursuant to the Stock Plan we have adopted, or in anticipation that such sales could occur, may materially and adversely affect prevailing market prices for our Common Stock. In addition to the shares of Common Stock being registered herein, there is an aggregate of 4,002,333 shares of our Common Stock underlying options that have been issued and which may be exercised over the next twelve-month period. Also, an aggregate of 100,000,000 shares of our Common Stock have been held by certain non-affiliates of our Company for a period sufficient to allow them to sell their shares subject to those limitations provided by Rule 144 promulgated under the Securities Act of 1933, as amended. In January, 2007, these limitations shall cease and these holders will be entitled to sell their shares of our Common Stock at their discretion. If they do so, such sales could have a material and adverse affect on the prevailing market prices for our Common Stock, if and when such a market develops.

The market price of our Common Stock may fluctuate significantly in the future. If our Common Stock is approved for trading, of which there can be no assurance, the market price of our Common Stock may fluctuate in response to one or more of the following factors, many of which are beyond our control:

- the volume and timing of the receipt of orders for ethanol from major customers;

- competitive pricing pressures;

- our ability to produce, sell and deliver ethanol on a cost-effective and timely basis;

- our inability to obtain construction, acquisition, capital equipment and/or working capital financing;

- the introduction and announcement of one or more new alternatives to ethanol by our competitors;

- changing conditions in the ethanol and fuel markets;

- changes in market valuations of similar companies;

- stock market price and volume fluctuations generally;

- regulatory developments; and

- future sales of our Common Stock or other securities.

Furthermore, adverse economic conditions in Ontario and other jurisdictions could have a negative impact on our results of operations. Demand for ethanol could also be adversely affected by a slow-down in overall demand for oxygenate and gasoline additive products. The levels of our ethanol production and purchases for resale will be based upon forecasted demand. Accordingly, any inaccuracy in forecasting anticipated revenues and expenses could adversely affect our business. Furthermore, we recognize revenues from ethanol sales at the time of delivery. The failure to receive anticipated orders or to complete delivery in any quarterly period could adversely affect our results of operations for that period. Quarterly results are not necessarily indicative of future performance for any particular period, and we may not experience revenue growth or profitability on a quarterly or an annual basis.

The price at which you purchase shares of our Common Stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your shares of Common Stock at or above your purchase price, which may result in substantial losses to you and which may include the complete loss of your investment. In the past, securities class action litigation has often been brought against a company following periods of stock price volatility. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and our resources away from our business. Any of the risks described above could adversely affect our sales and profitability and also the price of our Common Stock.

RISKS RELATED TO THE OFFERING

Provisions of our Certificate of Incorporation and Bylaws may delay or prevent a take-over that may not be in the best interests of our stockholders. Provisions of our Certificate of Incorporation, as amended, and Bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Delaware General Corporation Law also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested stockholders.

In addition, our Certificate of Incorporation authorizes the issuance of up to 100,000,000 shares of Preferred Stock with such rights and preferences determined from time to time by our Board of Directors. No shares are currently outstanding. Our Board of Directors may, without stockholder approval, issue Preferred Stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our Common Stock.

Our 5% or greater shareholders have the ability to significantly influence matters requiring a shareholder vote and other shareholders may not have the ability to influence corporate transactions. Currently, shareholders who individually own more than a 5% interest in our Company in the aggregate beneficially own approximately 95% of our outstanding stock. Upon completion of the registration statement of which this Prospectus is a part, because there is no increase in the issued Common Stock as a result of the registration statement, this group will continue to own approximately 95% of our outstanding stock. As a result, such persons, who may but are not legally bound to act together, will have the ability to significantly influence the vote on all matters requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions.

This Prospectus permits Selling Stockholders to resell their shares. If a market develops in our Common Stock and these Selling Shareholders resell their shares, the market price for our shares may fall and purchasers of our shares may be unable to resell them. This Prospectus includes up to 4,096,500 shares being offered by existing stockholders. If a market does develop in our Common Stock and to the extent that these shares are sold into the market there may be an oversupply of shares and an undersupply of purchasers. If this occurs the market price for our shares may decline significantly and investors may be unable to sell their shares at a profit, or at all.

We cannot predict whether we will successfully effectuate our current business plan. Each prospective purchaser is encouraged to carefully analyze the risks and merits of an investment in our Common Stock and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

FORWARD-LOOKING STATEMENTS

We have made some statements in this Prospectus, including some under "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "DESCRIPTION OF BUSINESS" and elsewhere, which constitute forward-looking statements. These statements may discuss our future expectations or contain projections of our results of operations or financial condition or expected benefits to us resulting from acquisitions or transactions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed under "RISK FACTORS" and elsewhere in this Prospectus. In some cases, forward-looking statements can be identified by terminology such as "may," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. All of the net proceeds from the sale of our Common Stock will go to the Selling Stockholders.

The proceeds from our private placement that closed in September 2006 financed our working capital requirements including salaries and benefits and capital expenditures on property, plant and equipment through March 31, 2007.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders may sell their shares at a price of $1.50 per share until our shares are quoted on the OTC Bulletin Board and thereafter, at prevailing market prices or privately negotiated prices. The $1.50 per share initial offering price of our Common Stock was arbitrarily determined by our Board of Directors. Our Board of Directors considered several factors in such determination, including the following:

- prices of shares we have issued in the past, including the shares issued in our most recent private offering that closed in September 2006 at $1.00;

- our capital structure; and

- the background of our management.

The $1.50 per share offering price of our shares of Common Stock does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time. The price of our shares of Common Stock is not based on past earnings and is not indicative of current market value for the assets owned by us. No valuation or appraisal has been prepared of our business. You cannot be sure that a public market for any of our securities will develop.

MARKET FOR COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

As of the date of this Prospectus, there is no market for our Common Stock. An application to list our Common Stock for trading on the OTCBB has been filed with the NASD and is currently being reviewed. There can be no assurances that our Common Stock will be approved for listing on the OTCBB, or any other existing trading market. *See* "RISK FACTORS."

As of the date of this Prospectus, there were 104,096,500 shares of our Common Stock outstanding.

As of the date of this Prospectus, there were 58 stockholders of record of our Common Stock.

We have not paid cash dividends in the past, nor do we expect to pay cash dividends for the foreseeable future. We anticipate that earnings, if any, will be retained for the development of our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Some of the information in this Prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue," or similar words. You should read statements that contain these words carefully because they:

- discuss our future expectations;

- contain projections of our future results of operations or of our financial condition; and

- state other "forward-looking" information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "RISK FACTORS" and "DESCRIPTION OF BUSINESS" and elsewhere in this Prospectus.

OVERVIEW

We were incorporated as "Beaconsfield I, Inc." in the State of Delaware on November 29, 2004, as a "blank check" company for the purpose of engaging in the potential future merger or acquisition of an unidentified target business.

On December 15, 2004, we issued 150,000 shares of our Common Stock for a total of $15 in cash. Additionally on that date, we issued 10,000,000 shares (pre-forward split) of our Common Stock, for a total of $50,000 in cash.

In July 2006, we engaged in a forward split of our Common Stock whereby we issued ten (10) shares of our Common Stock for every one (1) share then issued and outstanding. Also in July 2006, the holders of a majority of our then issued and outstanding Common Stock approved an amendment to our Certificate of Incorporation wherein we did change our name to "Northern Ethanol, Inc." to better reflect our current business plan that is described under "PLAN OF OPERATION" below. We are currently considered a "development stage" company.

We have two wholly-owned subsidiaries, Northern Ethanol, LLC, a New York limited liability company, and Northern Ethanol (Canada) Inc., a Canadian corporation, which has three wholly-owned subsidiaries, Northern Ethanol (Barrie) Inc., Northern Ethanol (Sarnia) Inc. and Northern Ethanol Investments Inc., each of which is also a Canadian corporation.

RESULTS OF OPERATIONS

Comparison of Results of Operations for the three months ended June 30, 2007 and 2006

During the three-month periods ended June 30, 2007 and 2006, we did not generate any revenues.

During the three-month period ended June 30, 2007, we incurred costs and expenses totaling $1,080,539, including $659,885 in salaries and benefits, $353,101 in general and administrative expense, $44,965 in occupancy costs, $9,861 in depreciation expense and $12,727 in interest expense.

The general and administrative expense of $353,101 included legal and accounting fees of $157,303, consulting fees of $83,874, travel related costs of $28,058 and other miscellaneous costs totaling $83,866. Occupancy costs of $44,965 are the costs of rent, utilities, insurance and maintenance for our head office location that we began leasing on April 20, 2006. Total interest costs of $12,727 arose in the three-month period ended June 30, 2007, with the drawdown of $469,192 on the Union Capital Trust line of credit during the period at an interest rate of 12% per annum and with the drawdown of $98,000 on the Aurora Beverage Corporation line of credit at an interest rate of 8% per annum.

During the three-month period ended June 30, 2006, our total expenses were $926,954, including $755,352 in salaries and benefits, $152,410 in general and administrative expense, $13,905 in occupancy costs and $5,887 in depreciation expense. Salaries and benefits declined $95,467 in the three-month period ended June 30, 2007 from the same period last year as a $338,951 decline in stock based compensation expense more than offset a $243,484 increase in wage and benefit costs associated with increased staff levels. General and administrative expenses rose $200,691 from the same period last year due to a $89,198 increase in legal and accounting costs primarily associated with our due diligence costs incurred of $79,043 on the aborted Quad County Corn Processors acquisition in the current period, a $41,815 increase in consulting costs with the growth of our business development activities, a $11,965 increase in travel and a $57,469 increase in other miscellaneous costs attributed to additional staff levels. Occupancy costs increased $31,060 in the current period from the same period last year as the first month's rent on the head office location under the April 20, 2006 lease did not begin until June 2006. There were no interest costs in three-month period ended June 30, 2006, as we were not borrowing funds.

As a result, we incurred a net loss of $1,080,539 for the three-month period ended June 30, 2007 ($0.01 per share), compared to a net loss of $926,954 for three-month period ended June 30, 2006 ($0.01 per share).

Comparison of Results of Operations for the six months ended June 30, 2007 and 2006

During the six-month periods ended June 30, 2007 and 2006, we did not generate any revenues.

During the six-month period ended June 30, 2007, we incurred costs and expenses totaling $2,063,475, including $1,320,182 in salaries and benefits, $625,895 in general and administrative expense, $85,471 in occupancy costs, $19,200 in depreciation expense and $12,727 in interest expense.

The general and administrative expense of $625,895 included legal and accounting fees of $248,829, consulting fees of $164,701, travel related costs of $79,194 and other miscellaneous costs totaling $133,171. Occupancy costs of $85,471 are the costs of rent, utilities, insurance and maintenance for our head office location that we began leasing on April 20, 2006. During the six-month period ended June 30, 2006, our total expenses were $936,402. This significant increase in operating expenses from the same period in 2006 is a direct result of our commencement of our new business plan in April 2006, described herein.

As a result, we incurred a net loss of $2,063,475 for the six-month period ended June 30, 2007 ($0.02 per share), compared to a net loss of $936,402 for six-month period ended June 30, 2006 ($0.01 per share). Because we do not expect to begin generating revenues until such time as our ethanol plants described herein under "Plan of Operation" become operational, which is not expected to occur until mid 2009, or we successfully acquire an operating ethanol plant, following is our Plan of Operation.

Comparison of Results of Operations for the year ended December 31, 2006 and 2005

During the years ended December 31, 2006 and 2005, we did not generate any revenues. We do not expect to begin generating revenues until such time as the ethanol plants described below under "Plan of Operation" become operational, or we successfully acquire an existing ethanol plant.

During the year ended December 31, 2006, we incurred costs and expenses totaling $3,245,400, including $2,153,342 in salaries and benefits, $970,351 in general and administrative expense, $99,644 in occupancy costs and $22,063 in depreciation expense.

The general and administrative expense of $970,351 included consulting fees of $346,236, legal and accounting fees of $286,655, travel related costs of $103,516 and other miscellaneous costs totaling $233,944. Occupancy costs of $99,644 are the costs of rent, utilities, insurance and maintenance for our head office location incurred since the start of the lease on April 20, 2006. During the year ended December 31, 2005, our total expenses were $27,765. This significant increase in operating expenses in the same period in 2006 is a direct result of our commencement of our new business plan, described herein.

As a result, we incurred a net loss of $3,245,400 for the year ended December 31, 2006 ($0.03 per share), compared to a net loss of $27,765 for the year ended December 31, 2005 (less than $0.01 per share).

PLAN OF OPERATION

As of the date of this Prospectus, we have adopted a new business plan to initially construct and operate two ethanol plants. Our goal is to produce ethanol in Ontario and market and sell ethanol in Central Canada and the Eastern United States. In this regard, we have secured or are in advanced stages of securing sites to build ethanol processing facilities at two locations in Ontario, Canada (Barrie and Sarnia) for total planned production capacity of approximately 216 million gallons per annum. Each of these locations will be the site for a corn-based ethanol processing facility. The plants that we intend to build will be dry mill plants. The reason for selecting this method of milling over a wet mill process is that a majority of ethanol plants in North America use the dry mill process and have found that this method of milling is reliable and runs well with fewer problems than the wet mill process. The Delta-T or other ethanol technology provider process that we will select will utilize dry milling and Delta-T or other ethanol technology provider will provide us with performance guarantees in the EPC contracts for Barrie and Sarnia. These two facilities are expected to be completed and operational over the next two years.

We have secured, or are in the advanced stages of securing, sites to build ethanol processing facilities at the following locations, in the capacities indicated:

- *Barrie, Ontario, Canada; 108 million gallons* – This 35-acre site has been obtained under a 25 year lease with two ten year renewal options at the then current market for comparable properties. The lease allows us to utilize all existing site infrastructure and demolish or modify existing structures to optimize plant operations. We are leasing our Barrie site and our Head Office space from Fercan Developments Inc., a company owned by the same individual that owns Rosten Investments Inc. ("Rosten"). Rosten owns 10,000,000 shares of our outstanding Common Stock or 9.5% interest. *See* "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

- *Sarnia, Ontario, Canada; 108 million gallons* – Effective July 30, 2007, we entered into an Agreement of Purchase and Sale (the "Lanxess Agreement") with Lanxess, Inc., a Canadian corporation ("Lanxess"), to acquire approximately 30 acres of land located in Sarnia, Ontario, Canada where we intend to build an ethanol plant. The Lanxess Agreement replaced a July 2006 non-binding letter of intent with Lanxess for this location that provided for a 99-year lease on the property. The cost of this acquisition is C$450,000 (C$15,000 per acre), subject to adjustment upon the issuance of a surveyor's certificate confirming the actual acreage of the property. The Lanxess Agreement is conditional, among other things, upon Lanxess obtaining the consent of its Board of Directors. This consent was received August 14, 2007 and the Lanxess Agreement is now effective. Closing of this acquisition is to take place no later than June 30, 2008.

  The Lanxess Agreement is also conditional, among other things, upon our satisfaction with our physical inspection of the land, zoning and permitting, our entering into an Engineering, Procurement and Construction contract (the "EPC Contract") for the construction of our ethanol plant, our obtaining financing for the land purchase, our ethanol plant construction, execution of an acceptable Remediation and Indemnity Agreement once Lanxess completes certain remediation actions to bring the land into compliance with existing environmental laws and our reaching an agreement with Lanxess and TransAlta Energy Corporation ("TransAlta") in respect of relief for Lanxess' obligations under its existing steam supply contract with TransAlta requiring the purchase of a minimum of 900,000 MMBTU of steam per year. The Lanxess Agreement also requires for us to enter into a Services Agreement with Lanxess, whereby Lanxess will provide us with water intake and output facilities as reasonably required to allow for the construction, operation and maintenance of our proposed ethanol plant.

  The Agreement also provides for additional payments to Lanxess of C$750,000 in consideration for Lanxess' efforts to undertake significant efforts to re-engineer existing infrastructure presently located on the property as required to allow for the construction of our ethanol plant, as well as support necessary for technical interfaces with our development of the land. The Lanxess Agreement provides for us to partially compensate Lanxess for these efforts by payment of the aggregate sum of C$750,000, with C$100,000 of this amount to be paid upon our satisfaction and waiver of the conditions discussed above. The remaining C$650,000 shall be paid in two equal installments of C$325,000. The first such installment shall be paid on or before the date which is the date the contractor under the EPC Contract begins construction of our ethanol plant and the second such installment shall be paid on or before commencement of the operation of our proposed ethanol plant. If after closing of the Lanxess Agreement we have not commenced construction of our ethanol plant under the EPC Contract by December 31, 2008, Lanxess has the option to reacquire the land for C$450,000. We paid the refundable interest bearing deposit amount of C$10,000 on execution of the Lanxess Agreement. On Closing, this deposit amount shall be credited to the purchase price.

  The Agreement also provides us with an option to acquire certain additional adjacent property owned by Lanxess if it elects to sell or otherwise transfer this property in the future on terms to be agreed in the future.

This site is adjacent to a major rail line, has good highway access, access to the Great Lakes for shipping purposes and is fully zoned and serviced. As of the date of this Prospectus, we are proceeding with the finalization of the business terms incorporating the aforementioned provisions along with other provisions for site services including steam energy.

Each of these locations will be the site for a state-of-the-art ethanol processing facility, using corn as the feedstock. Our proposed plants will be designed to incorporate many of the newest technological innovations, including molecular sieves for dehydrating ethanol and continuous fermentation processing. The Barrie location represents a conversion of an existing site's servicing infrastructure from a former brewery. As of the date of this Prospectus, we plan on demolishing existing structures that are not germane to our proposed operations at the Barrie site and to utilize the rail spur and the utility connections. The Sarnia location offers an existing rail spur, steam connection from a neighboring power plant, utility connections and dock facilities. Both locations have been zoned for industrial use.

We have selected these sites because of our belief that in order to be competitive with both existing and proposed new ethanol plants the following criteria needs to be considered:

- Local access to feedstock
- Access to end users
- Access to skilled labor market
- Status of infrastructure
- Zoning

Our proposed facilities are to be located on industrial zoned sites. There are three primary means of transporting ethanol in North America, including rail, truck or barge, and not all of these transportation modes are available to all our competitors. The Barrie and Sarnia locations have ease of access to all three modes, which are expected to reduce our transportation costs. We believe the sites we have chosen provide access to a number of available local gasoline blending facilities owned by major refiners including Imperial Oil (Exxon), Shell, PetroCanada and Suncor.

The potential drawbacks of these locations include higher transportation costs for feedstock and higher property costs. We believe that this will be offset by the reduced cost of transporting ethanol because of proximity to the end use market.

Based on the target price range of $180 million to $200 million stated in the EPC term sheet executed March 9, 2007 with AKSC for our Barrie plant, discussions with other EPC contractor and ethanol plant technology providers, preliminary engineering estimates and our indicative term sheet executed March 9, 2007 with WestLB, we estimate that the Barrie and Sarnia plants will cost $454 million in the aggregate, as described in the following table:

Items	Barrie	Sarnia	Total
Fixed Price EPC Contract Costs:			
EPC Price Materials	$ 124,000,000	$ 120,000,000	$ 244,000,000
EPC Price Labor	66,000,000	70,000,000	136,000,000
Total EPC Costs	190,000,000	190,000,000	380,000,000
Owner's Costs:			
Project Management	745,000	710,000	1,455,000

Infrastructure Upgrades	1,627,000	805,000	2,432,000
Permitting (Environmental and Building)	143,000	134,000	277,000
Insurance During Construction	662,000	659,000	1,321,000
Owners Engineer	219,000	202,000	421,000
Startup Materials& Labor	658,000	640,000	1,298,000
Spare Parts	570,000	552,000	1,122,000
Lenders Engineer	319,000	319,000	638,000
Other Miscellaneous Costs	368,000	368,000	736,000
Total Owners Costs	5,311,000	4,389,000	9,700,000
SubTotal Costs	195,311,000	194,389,000	389,700,000
Contingency	15,625,000	15,551,000	31,176,000
Interest During Construction	16,601,000	16,523,000	33,124,000
Total Costs	$ 227,537,000	$ 226,463,000	$ 454,000,000

The actual costs of construction may vary from these cost estimates as we will not be able to confirm the EPC price until we negotiate and enter into a contract with an EPC contractor and the owner's costs estimates are subject to change depending on the actual construction start date, length of construction and receipt of final supplier invoices. The final cost of construction could be 10% to 15% higher or lower than these estimates.

We will need to raise this $454 million amount in equity and/or debt financing to complete construction of the Barrie and Sarnia ethanol production facilities. Relevant thereto, effective December 13, 2006, we executed an engagement letter and indicative term sheets with WestLB AG ("WestLB") whereby WestLB has conditionally agreed to provide arrangement, placement and underwriting services on senior debt and subordinate debt financing for up to 75% of the construction costs (to a maximum of approximately $365 million) of our Barrie and Sarnia facilities on a "best efforts" basis. The term "best efforts" means that WestLB believes that they can syndicate the debt financing we require but that there is no guarantee that they will be successful or that the terms will be as indicated in their term sheets until they market the transaction and receive firm commitments from a syndicate of lenders for the funds required on acceptable terms to us. Among other things, the engagement letter and indicative term sheets are conditional on our obtaining subordinate debt or equity investment for the remaining 25% of construction costs. The WestLB indicative term sheets offer first priority senior secured construction and term financing for up to 60% of the total capital requirements of plant construction and for working capital for a total term of up to 7.5 years and subordinated secured construction and term financing for up to 15% of the total capital requirements of plant construction for a total term of up to eight years. Following conversion of the senior construction loan to a senior term loan, the loan amount is to be repaid in equal quarterly installments over six years. Surplus cash as defined by debt service covenant is to be swept to accelerate the repayment of the senior term loan and to repay the subordinated term loan. We paid a non-refundable retainer deposit of $200,000 to WestLB on execution of the engagement letter and indicative term sheets. In the event that we chose to terminate the WestLB engagement and we enter into a similar debt financing with another lender within twelve months of terminating WestLB, we will pay WestLB a termination fee of $10,000,000. If the financing contemplated in the engagement letter and indicative term sheets is finalized with WestLB, we will pay to WestLB a structuring and arrangement fee of the greater of $5,000,000 or 2% of the principal amount of the senior financing and $5,000,000 or 5% of the principal amount of the subordinated financing. In addition, we will pay a fee to market the senior and subordinate loans of 1% of the principal amount of each. The interest rate on the senior financing will be at LIBOR plus an anticipated spread of 325 to 350 basis points. Until the senior loan has been fully drawn, we shall pay a commitment fee of 0.50% on the undrawn portion. The interest rate on the subordinate financing will be at LIBOR plus an anticipated spread of 1000 basis points. As the subordinate financing will be fully drawn on closing there will be no commitment fees applicable on that facility. We expect that other covenants, representations and warranties will form part of the final documentation on closing of the loan agreement. We paid a non-refundable retainer deposit of $200,000 to WestLB on execution of the engagement letter and indicative term sheets using funds from the net proceeds of $3,846,500 received from the September 2006 private placement. We also agreed to pay WestLB's costs and expenses in connection with the financing. As of the date of this Prospectus, we have paid $87,378 for costs incurred by WestLB's legal and engineering advisors from funds borrowed under a Line of Credit Agreement with Union Capital Trust. There is no termination date to the WestLB engagement letter.

We have had discussions with investment bankers, financial institutions and private investors about obtaining the 25% subordinate debt or equity investment required to complete the project financing but as of the date of this Prospectus we have received no binding commitments. We may not be able to obtain sufficient funding from one or more investors or lenders, or if such funding is obtained, there are no assurances that it will be on terms that we have anticipated or that are otherwise acceptable to us. *See "*LIQUIDITY AND CAPITAL RESOURCES*" below and "RISK FACTORS."*

Effective July 24, 2006, we entered into a five-year Project Development Agreement (the "Delta-Barrie Agreement") with Delta-T Corporation, Williamsburg, Virginia ("Delta"), wherein Delta shall provide us professional advice, business and technical information, design and engineering and related services in order to assist us in assembling all of the information, permits, agreements and resources necessary for construction of an ethanol plant having the capacity to produce 108 million gallons per year in Barrie, Ontario, Canada. We paid Delta the non-refundable sum of $100,000 in advance for all such services.

In September 2006, we entered into a similar five-year agreement with Delta relating to our proposed Sarnia ethanol plant (the "Delta-Sarnia Agreement") and paid Delta an initial non-refundable amount of $70,000 for such services, with the balance of $30,000 due upon issuance of an air permit by the Province of Ontario. We have not paid the $30,000 balance as of the date of this Prospectus as we did not wish to incur the cost of applying to the Ministry of Environment of Ontario for an air permit until we had secured the Sarnia property. References to the Delta-Barrie Agreement and Delta-Sarnia Agreement are hereinafter jointly referred to as the "Delta Agreements," unless otherwise indicated.

The Delta Agreements provide for Delta to assist us in the development and analysis of the operating costs, plant specifications, compliance with environmental issues, product marketing, industry economics, technical and other assistance. Delta's sole remedy in the event that we breach the Delta Agreements is limited to the non-refundable fees of $170,000 paid under the Delta agreements. The relationship between Delta and us is deemed exclusive during the five-year term of the Delta Agreements whereby we agreed to use our best efforts to enter into an EPC contract or a technology agreement with Delta at these locations and if we fail to do so, to give them a first right of refusal for 60 days to assume any agreements made with other ethanol plant technology vendors.

Although Delta has been involved in 120 projects on five continents, it has no previous experience developing or constructing ethanol plants in Canada. The construction of ethanol plants using Delta technology is carried out by construction contractors. We have selected Aker Kvaerner Songer Canada Ltd. ("AKSC") as the construction contractor for our Barrie and Sarnia facilities because of their extensive experience in the construction of power plants in the United States and Canada. Delta and AKSC's US affiliate are currently working jointly on the development and construction of two ethanol plants in the United States.

On March 9, 2007, we executed a term sheet with AKSC for the development of an engineering, procurement and construction ("EPC") contract for the Barrie site. We have not paid the non-refundable fee of $500,000 to AKSC for executing the term sheet and as of the date of this Prospectus are reviewing our options on ethanol plant technology providers and engineering procurement and construction contractors. As we have not paid this fee, AKSC is under no obligation to provide a fixed price contract. We are in discussions with other ethanol plant technology providers and we may pursue offers from them. In the event that we accept another ethanol plant technology provider's offer, Delta has a 60 day first right of refusal to assume any agreements made with other ethanol plant technology vendors. If we continue with Delta, we expect to pay the non-refundable fee of $500,000 to AKSC for executing the term sheet and to pay AKSC a further non-refundable fee of $500,000 on receipt of the fixed EPC contract price for our Barrie plant. If Delta decides not to assume our agreement with another ethanol plant technology provider, we will engage an EPC contractor acceptable to the other ethanol plant technology provider and establish an EPC contract price. Providing the EPC contract price is acceptable and financing is obtained, we expect to execute the EPC contract within 60 days of receiving the fixed EPC contract price and commence construction at the Barrie site immediately thereafter. We are also reviewing our options on ethanol plant technology providers and engineering procurement and construction contractors for our Sarnia location. We have not received a term sheet from AKSC regarding the Sarnia facility at this time.

AKSC is a multinational EPC firm with extensive experience erecting and constructing facilities in Canada. Delta's primary role in the projects will be to provide the process technology and engineering. This will include all of the prime processes in the receiving and milling of the corn, the cook process, fermentation process, distillation process, molecular sieve and centrifuge process, chemical storage area, fuel and ethanol storage and load-out as well as DDGS drying, storage and load-out. AKSC will erect the Delta process components as well as engineer, procure and construct the balance of plant equipment for such items as the boiler house, cooling towers, all utility tie-ins, plant fire water system, and any water treatment systems. AKSC will be responsible for all labor supply and project completion risk (i.e. project completed on schedule, at the contract price, meeting design specifications). The EPC contract will be guaranteed by AKSC's parent company, Aker Kvaerner ASA of Baerum, Norway, a leading global provider of engineering and construction services, technology products and integrated solutions with NOK14 billion (approximately $2.3 billion) in annual revenue. The Delta plant design that we have selected is based on plant designs and components currently being utilized by other Delta customers. Any differences in our plant designs from the standard Delta design will be to provide for higher reliability and performance. Not all current projects undertaken by Delta appear on their website due to client preferences with regards to confidentiality.

In August 2006, we retained the services of the engineering firm of Charles G. Turner & Associates for an initial term to December 31, 2006 to monitor the design, equipment selection, construction and commissioning phases of the projects on an hourly fee basis. This agreement is continuing in effect on a month-to-month basis.

Also in August 2006, we contracted with Parrish & Heimbecker Ltd. ("P&H") to provide corn procurement and co-product merchandizing services on a fee per shipment basis for a five-year period for our proposed Barrie and Sarnia ethanol plants upon the opening of such plants. P&H is a privately held grain merchant corporation which owns and operates grain elevators and has extensive domestic and international experience in international grain origination and co-product merchandizing. We engaged them to source all of the corn required for the operation of the Barrie and Sarnia ethanol facilities at competitive prices. We expect they will assist us in negotiations with major corn suppliers to guarantee supply and price by committing to long-term purchase agreements or opportunistic purchases on the spot market when this can be done at favorable rates. We will pay P&H C$1.00 per metric ton of corn procured for our Barrie and Sarnia operations. P&H will manage the sale of our dried distiller grain by-product. We will pay P&H C$1.00 per metric ton of DDGS sold for marketing the sale of our product. Our agreement with P&H does not include any minimum purchase requirements.

We are currently in the process of finalizing contracts covering the Barrie and Sarnia facilities with ECO Energy Inc., a privately held Tennessee corporation that provides ethanol marketing capability across North America ("ECO"). ECO is a fully-integrated marketing company supported by an experienced sales force, a knowledgeable logistics and scheduling department, customer service, and an online computer system that we will be able to access to streamline all necessary correspondence for daily shipments and transportation transactions. We expect to engage this marketing company to handle the sales and transportation logistics of our ethanol production.

None of our current management has any experience in developing or operating ethanol plants. Our Chief Operating Officer and Vice President Development, Steven Reader, and our Director of Project Management and

Operations, Gordon Langille, have extensive experience in the construction and operation of North American power plants and pipelines. *See* "MANAGEMENT."

We are implementing a growth strategy by:

- Building state of the art processing plants;

- Negotiating stable long term contracts with key suppliers;

- Securing long term sales agreements;

- Pursuing acquisitions of existing ethanol producers; and

- Pursuing acquisitions and/or strategic alliances with ethanol technology companies.

We are committed to investing in the latest technology to ensure that the processing costs are as low as possible and the outputs are of the highest quality. The initial locations have been chosen due to proximity to supply of corn, natural gas, and water and are well located for the transportation of inputs and products.

The manner in which we intend to develop future sites beyond the initial aforementioned locations will depend on the nature of the opportunity, the respective needs of the parties involved, and ourselves. We have set up a separate subsidiary to own each ethanol plant. We may purchase ethanol producing facilities outright, acquire an ownership interest in companies controlling ethanol producing facilities, or issue shares in the subsidiary company that controls the site to outside parties who control ethanol producing facilities. We were in negotiations to acquire an existing ethanol plant site in the Province of Quebec, Canada. We made a fully refundable deposit to the prospective sellers' solicitor, in trust, in the amount of $750,000. However, we elected to terminate this potential acquisition and the deposit has been returned to us.

We were in the negotiations with the steam supplier at a site in Lewiston, New York, but we were unable to negotiate an appropriate steam agreement as the supplier was at the end of their power purchase agreement with the utility. As the supplier has been unable to negotiate a new electric agreement there is was no way to assure ourselves that the steam supply would be there for the life of the plant and as such we have stopped considering this site for now, or at least until the supplier is in a position to guarantee a firm and reliable steam supply to our plant. We will continue to investigate alternative sites in upper state New York.

On February 14, 2007, we executed a non-binding letter of intent offering to invest $6.5 million into Energen Development Ltd., Kingston, Jamaica ("EDL") in exchange for a 70% interest in that company. EDL is currently involved in developing an ethanol dehydration plant (Phase 1) and biodiesel plant (Phase 2) on the island of Jamaica for local and export sales markets. Effective March 13, 2007, the parties terminated the Letter of Intent. We will continue to pursue opportunities in the Caribbean Basin to develop ethanol dehydration plants using hydrous ethanol.

On March 27, 2007, we entered into a non-binding letter of intent with Quad County Corn Processors Cooperative, Galva, Iowa ("Quad"), wherein we agreed in principle to acquire most of the assets and liabilities of Quad, including its existing ethanol plant, for the purchase price of $105 million. Effective May 11, 2007, the parties terminated the letter of intent. We do not intend to proceed with this proposed transaction.

We are continuing to review and explore other acquisitions of existing ethanol plants, but no definitive agreements have been reached and there can be no assurances that we will reach any agreements in the future.

It is likely that we will finance our participation in a business opportunity through the issuance of Common Stock or other securities and through the issuance of senior debt secured against the assets of each operating location.

In the case of cash acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving us, it will likely be necessary to call a stockholders' meeting or otherwise obtain the approval of the holders of a majority of our outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and may also give rise to certain appraisal rights to dissenting stockholders.

We plan to identify and exploit new technologies for reduced costs and greater manufacturing yields. For example, we are examining new technologies enabling the conversion of cellulose, which is generated predominantly from wood waste, paper waste and agricultural waste, into ethanol which would reduce or eliminate our dependency on corn as a primary feedstock while also helping local municipalities deal with ever increasing demands on their garbage disposal sites.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007, we had $2,758, in cash and cash equivalents.

In July 2006, we engaged in a forward split of our Common Stock whereby we issued ten (10) shares of our Common Stock for every one (1) share then issued and outstanding. Following the aforesaid forward stock split, we commenced a private offering of our Common Stock. We closed this offering in September 2006 after selling an aggregate of 4,096,500 shares of our Common Stock at a price of $1.00 per share and received aggregate net proceeds of $3,846,500 therefrom. The proceeds from our private placement that closed September 2006 financed our working capital requirements, including salaries and benefits, lease commitments, and capital expenditures on property, plant and equipment through March 31, 2007.

In order to allow us to continue to implement our business plan, on March 30, 2007, we entered into a Line of Credit Agreement with Union Capital Trust, Nassau, Bahamas ("Union") wherein Union has agreed to provide us with a $6 million unsecured line of credit. Interest accrues at the rate of twelve percent (12% per annum) and is payable monthly. Principal and unpaid interest is due on or before March 30, 2008. As of the date of this Prospectus, we have drawn down an aggregate of $469,192 on this line of credit. The trustee of the Union Capital Trust Line of Credit is Ronald Wyles. Ronald Wyles owns 10,000,000 shares of the Company's outstanding Common Stock or 9.5% interest.

Also on July 9, 2007, we entered into a Line of Credit Agreement with Aurora Beverage Corporation, ("Aurora") wherein Aurora has agreed to provide us with a $1 million unsecured line of credit. Interest accrues at the rate of eight percent (8% per annum) and is payable monthly. Principal and unpaid interest is due on or before July 8, 2008. As of the date of this Prospectus, we have drawn down an aggregate of $602,536 on this line of credit. Aurora is a company owned by the same individual that owns Rosten Investments Inc. ("Rosten"). Rosten owns 10,000,000 shares of our outstanding Common Stock or 9.5% interest. We believe that this Union and Aurora lines of credit will provide sufficient monies to fund the expected $1,000,000 deposits required on each of our EPC contracts for Barrie and Sarnia and our expected working capital requirements for project development (approximately $1,500,000 per quarter) until we are in a position to begin construction at Barrie and draw on the proposed WestLB line of credit described above herein.

We estimate that we will require $454 million in additional debt or equity capital to complete the construction and commissioning of the Barrie and Sarnia facilities, and there are no assurances that we will be able to raise this capital when needed.

Effective December 13, 2006, we executed an engagement letter and indicative term sheets with WestLB whereby WestLB has conditionally agreed to provide arrangement, placement and underwriting services on senior debt and subordinate debt financing for up to 75% of the construction costs (to a maximum of approximately $365 million) of our Barrie and Sarnia facilities on a "best efforts" basis. The term "best efforts" means that WestLB believes that they can syndicate the debt financing we require but that there is no guarantee that they will be successful or that the terms will be as indicated in their term sheets until they market the transaction and receive firm commitments from a syndicate of lenders for the funds required on acceptable terms to us. Among other things, the provision of the 75% financing in accordance with engagement letter and the indicative term sheets is conditional on our obtaining subordinate debt or equity investment for the remaining 25% of construction costs. The WestLB indicative term sheets offer first priority senior secured construction and term financing for up to 60% of the total capital requirements of plant construction and for working capital for a total term of up to 7.5 years and subordinated secured construction and term financing for up to 15% of the total capital requirements of plant construction for a total term of up to eight years. Following conversion of the senior construction loan to a senior term loan, the loan amount is to be repaid in equal quarterly installments over six years. Surplus cash as defined by debt service covenant is to be swept to accelerate the repayment of the senior term loan and to repay the subordinated term loan. We paid a non-refundable retainer deposit of $200,000 to WestLB on execution of the engagement letter and indicative term sheets. In the event that we chose to terminate the WestLB engagement and we enter into a similar debt financing with another lender within 12 months of terminating WestLB, we will pay WestLB a termination fee of $10,000,000. If the financing contemplated in the engagement letter and indicative term sheets is finalized with WestLB, we will pay to WestLB a structuring and arrangement fee of the greater of $5,000,000 or 2% of the principal amount of the senior financing and $5,000,000 or 5% of the principal amount of the subordinated financing. In addition, we will pay a fee to market the senior and subordinate loans of 1% of the principal amount of each. The interest rate on the senior financing will be at LIBOR plus an anticipated spread of 325 to 350 basis points. Until the senior loan has been fully drawn, we shall pay a commitment fee of 0.50% on the undrawn portion. The interest rate on the subordinate financing will be at LIBOR plus an anticipated spread of 1000 basis points. As the subordinate financing will be fully drawn on closing there will be no commitment fees applicable on that facility. Other covenants, representations and warranties will form part of the final documentation on closing of the loan agreement. We have had discussions with investment bankers, financial institutions and private investors about obtaining the 25% subordinate debt or equity investment required to complete the project financing but as of the date of this Prospectus we have received no binding commitments. We may not be able to obtain sufficient funding from one or more investors or lenders, or if such funding is obtained, that it will be on terms that we have anticipated or that are otherwise acceptable to us. *See* "RISK FACTORS."

Our lease commitments for our principal office space and for our Barrie plant are as follows:

Fiscal Year	Barrie Lease	Head Office Lease	Total
Balance of 2007	$ 1,065,329	$ 84,475	$ 1,149,804
2008	2,130,659	168,951	2,299,610
2009	2,130,659	168,951	2,299,610
2010	2,130,659	168,951	2,299,610
2011	2,130,659	70,396	2,201,055
Thereafter	47,121,666	—	47,121,666
Total minimum lease payments	$ 56,709,631	$ 661,724	$ 57,371,355

However, effective January 24, 2007, under agreement with the lessor, the monthly lease payments under the Barrie lease were deferred until the completion of an engineering study to determine the extent of the demolition of the buildings on the leased property. This study and any amendment to the lease are expected to be completed later in 2007. We anticipate that we will be able to satisfy our current lease commitments through the Union line of credit. Thereafter we expect to satisfy these commitments with the proceeds from the senior construction and term financing provided by WestLB pursuant to an engagement letter and indicative term sheets effective December 13, 2006, and from additional subordinate debt or equity to be raised. There are no assurances that we will be able to raise additional subordinate debt or equity on terms acceptable to us, or at all. In the event we are unable to raise additional funds on acceptable terms, we will need to reconsider our objectives and undertake efforts to reduce costs. Once construction of our Barrie and Sarnia plants is complete, we expect to satisfy the lease commitments with cash flow generated from the operations of these plants.

INFLATION

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material affect on our results of operations during the six month period ended June 30, 2007.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules, regulations and related forms, and that such information is accumulated and communicated to our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

In the course of evaluating our internal controls over financial reporting as at June 30, 2007, management has identified a weakness in the area of segregation of duties that could result in a material misstatement in our financial statements. Given our limited staff level, certain duties within the accounting and finance department cannot be properly segregated. However, none of the segregation of duty deficiencies resulted in a misstatement to the financial statements as we rely on certain compensating controls, including substantive periodic review of the financial statements by the Chief Executive Officer and Audit Committee. This weakness is considered to be a common area of deficiencies for many smaller listed companies.

On December 7, 2006 and as amended on December 26, 2006, we filed Forms 8-K and 8-K/A1 to advise that our Form 10Q-SB filed on November 21, 2006, consisting of the unaudited interim consolidated balance sheets at September 30, 2006 and December 31, 2005, and the unaudited interim consolidated statements of operations, stockholders' equity and cash flows for the three-months and nine-months period ended September 30, 2006 and 2005, and for the period November 29, 2004 (inception) to September 30, 2006, and the related Management's Discussion and Analysis had been withdrawn and should no longer be relied upon. We were formally notified via a letter dated November 30, 2006, that KPMG LLP, our independent registered public accountants, did not complete their review of such interim financial statements despite the fact that our management believed that such review had been completed. Further, management wished to consider the possible impact of the SEC's comment letter dated November 14, 2006, relating to our registration statement on Form SB-2, filed on October 12, 2006, regarding various matters pertaining to our aforesaid report on Form 10-QSB. Our Audit Committee of the Board of Directors has approved such action and has discussed the matters disclosed in this filing with our independent registered public accountants. We have discussed the circumstances of the misunderstanding with our independent registered public accountants and have implemented procedures to ensure that we will not make such future filings without written sign-off from our independent registered public accountants. On April 20, 2007, we filed a Form 8-K/A2 advising that all outstanding issues have been resolved with KPMG LLP, our independent registered public accountants, and that investors may rely upon our unaudited interim consolidated balance sheets at September 30, 2006 and December 31, 2005, and the unaudited interim consolidated statements of operations, stockholders' equity and cash flows for the three-months and nine-months period ended September 30, 2006 and

2005, and for the period November 29, 2004 (inception) to September 30, 2006, and the related Management's Discussion and Analysis contained in our Form 10-QSB filed on November 21, 2006.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Leases - We follow the guidance in SFAS No. 13 "Accounting for Leases," as amended, which requires us to evaluate the lease agreements we enter into to determine whether they represent operating or capital leases at the inception of the lease.

Assets under capital lease - Assets under capital lease consist of land and buildings located in Barrie, Ontario to be developed for ethanol producing operations. We determined that the fair value of the land at the Barrie site was less than 25% of the fair value of the leased property at the inception of the lease and therefore considered the land and building as a single unit for purposes of determining whether the lease should be classified as a capital lease in accordance with SFAS No. 13. We concluded that the present value of the minimum lease payments, excluding any executory costs to be paid by the lessor, equals or exceeded 90% of the fair value of the leased property. We used our incremental borrowing rate of 12% to measure the present value of the minimum lease payments.

The buildings under capital lease at the Barrie site cannot currently be used to carry out the business of the Company without extensive renovation and construction activities. As such, we consider that the assets are not available for their intended use. Specifically, we expect to make substantial renovations to portions of the existing building to provide the space needed to construct an ethanol processing facility. The portion of the building that will eventually serve as the administrative offices requires extensive renovation in order to bring it up to standard for occupation. Our examination of the infrastructure items has indicated that substantial additional expenditures will be required to ensure that rail lines are serviceable, and in correct locations, and that the gas and water lines can be expanded to provide the required capacity for the plant operations. Before commencing demolition and construction activities, we will use the findings of an engineering study that will be performed, with detailed recommendations on the usefulness of individual assets. We will write-off any portion of the buildings that may be demolished.

Capitalized Interest - In accordance with SFAS No. 34, the interest costs associated with our capital lease obligation will be capitalized to assets under capital lease until the Barrie plant is substantially complete and ready for the production of ethanol.

Foreign currency translation - Our functional currency is United States dollars and the functional currency of our Canadian subsidiaries is currently Canadian dollars. The operations of our Canadian subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52 "Foreign Currency Translation" as follows:

(i)	Assets and liabilities at the rate of exchange in effect at the balance sheet date; and	
(ii)	Revenue and expense items at the average rate of exchange prevailing during the period.	

Translation adjustments are included as a separate component of stockholders' equity (deficiency) as a component of comprehensive income or loss. We expect the functional currency of our Canadian subsidiaries to change to the United States dollar once our planned ethanol production facilities in Canada commence ethanol producing operations, as debt, operating revenues and costs of our Canadian subsidiaries will be primarily denominated in United States dollars.

We and our subsidiaries translate foreign currency transactions into our functional currency at the exchange rate effective on the transaction date. Monetary items denominated in foreign currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

Stock-based compensation – Effective January 1, 2006, we adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment." SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized on a straight-line basis over the employee service period (usually the vesting period). That cost is measured based on the fair value of the equity or liability instruments issued using the Black-Scholes option pricing model.

Recent accounting pronouncements – In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No.157 is effective for our consolidated financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on our consolidated financial statements or results of operations.

In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."* SFAS No. 158 requires the recognition of the funded status of a defined benefit plan in the balance sheet; the recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost; the measurement of defined benefit plan assets and obligations as of the balance sheet date; and disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period. In addition, SFAS No. 158 amends SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to include guidance regarding selection of assumed discount rates for use in measuring the benefit obligation. The recognition and disclosure requirements of SFAS No. 158 are effective for our year ended December 31, 2006. The measurement requirements are effective for fiscal years ending December 31, 2008. We do not believe the adoption of SFAS No.158 will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"). Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are required to adopt the provisions of SFAS No. 159 effective January 1, 2008. We are currently assessing the impact of the adoption of SFAS No. 159.

DESCRIPTION OF BUSINESS

HISTORY

Northern Ethanol, Inc. ("we," "us," "our" or the "Company") was incorporated as "Beaconsfield I, Inc." in the State of Delaware on November 29, 2004 as a "blank check" company for the purpose of engaging in the potential future merger or acquisition of an unidentified target business.

On December 15, 2004, we issued 150,000 shares of our Common Stock for a total of $15 in cash. Additionally on that date, we issued 10,000,000 shares (pre-forward split) of our Common Stock, for a total of $50,000 in cash.

In April 2006, our then Board of Directors elected to change our business plan to the development and operation of ethanol plants in Canada, with the goal of becoming a leading, low cost supplier of ethanol to the Central Canada and Eastern United States fuel market.

In July 2006, we engaged in a forward split of our Common Stock whereby we issued ten (10) shares of our Common Stock for every one (1) share then issued and outstanding. All references in this Prospectus to our issued and outstanding Common Stock are provided on a post forward split basis, unless otherwise indicated. Also in July 2006, the holders of a majority of our then issued and outstanding Common Stock approved an amendment to our Certificate of Incorporation wherein we did change our name to "Northern Ethanol, Inc." to better reflect our current business plan.

In conjunction with the adoption of this new business plan, we retained new management, including Mr. Gordon Laschinger, our Chief Executive Officer, President and Chairman of our Board of Directors in April 2006. In July 2006, Mr. Steven Reader agreed to become our Chief Operating Officer, and in November 2006, Mr. Richard Smith became our Chief Financial Officer. From inception we have been engaged in organizational efforts and obtaining initial financing.

In July 2006, we commenced a private offering of our Common Stock. This offering was successfully closed in September 2006. We sold an aggregate of 4,096,500 shares of our Common Stock to 48 "accredited investors" (as that term is defined in both the Canadian and U.S. securities laws) at a price of $1.00 per share and received aggregate net proceeds of $3,846,500 therefrom. Two of these investors are residents of the United States, with the balance residents of Canada. The proceeds derived from this offering have been utilized to fund the planning efforts relating to development of two ethanol plants to be located in Ontario, Canada, as well as for working capital. We will require additional funds in order to implement our business plan described herein. *See* "RISK FACTORS."

As of the date of this Prospectus, we have two wholly-owned subsidiaries, Northern Ethanol, LLC, a New York limited liability company ("NELLC"), and Northern Ethanol (Canada) Inc., a Canadian corporation, which has three wholly-owned subsidiaries, Northern Ethanol (Barrie) Inc., Northern Ethanol (Sarnia) Inc. and Northern Ethanol Investments Inc. ("NEI"), each of which is also a Canadian corporation. All references to our Company in this Prospectus include our subsidiaries, unless otherwise indicated. NELLC and NEI are currently dormant companies.

Our principal executive offices are located at 193 King Street East, Suite 300, Toronto, Ontario, M5A 1J5, Canada, telephone: (416) 366-5511.

We have begun to facilitate our entry into the business of manufacturing fuel ethanol for sale to oil refiners and other users. We have secured or are in the advanced stages of securing sites to build ethanol processing facilities at two locations in Ontario, Canada, for total planned production capacity of 216 million US gallons per annum. Each of these locations will be the site for a state-of-the-art corn based ethanol processing facility.

We are implementing a strategy to grow by:

- Building state of the art processing plants;

- Negotiating stable long term contracts with key suppliers;

- Securing long term sales agreements;

- Pursuing acquisitions of existing ethanol producers; and

- Pursuing acquisitions and/or strategic alliances with ethanol technology companies.

We are committed to investing in the latest technology to ensure that the processing costs are as low as possible and the outputs are of the highest quality. The initial locations have been chosen due to proximity to supply of corn, natural gas, and water, and are well located for the transportation of inputs and products.

Effective July 24, 2006, we entered into a five-year Project Development Agreement (the "Delta-Barrie Agreement") with Delta-T Corporation, Williamsburg, Virginia ("Delta"), wherein Delta shall provide us professional advice, business and technical information, design and engineering and related services in order to assist us in assembling all of the information, permits, agreements and resources necessary for construction of an ethanol plant having the capacity to produce 108 million gallons per year in Barrie, Ontario, Canada. We paid Delta the non-refundable sum of $100,000 in advance for all such services.

In September 2006, we entered into a similar five-year agreement with Delta relating to our proposed Sarnia ethanol plant (the "Delta-Sarnia Agreement") and paid Delta an initial non-refundable amount of $70,000 for such services, with the balance of $30,000 due upon issuance of an air permit by the Province of Ontario. References to the Delta-Barrie Agreement and Delta-Sarnia Agreement are hereinafter jointly referred to as the "Delta Agreements," unless otherwise indicated.

The Delta Agreements provide for Delta to assist us in the development and analysis of the operating costs, plant specifications, compliance with environmental issues, product marketing, industry economics, technical and other assistance. Delta's sole remedy in the event that we breach the Delta Agreements is limited to the non-refundable fees paid under each of the agreements. The relationship between Delta and us is deemed exclusive during the five-year term of the Delta Agreements whereby we agreed to use our best efforts to enter into an EPC contract or a technology agreement with Delta at these locations and if we fail to do so, to give them a first right of refusal for 60 days to assume any agreements made with other ethanol plant technology vendors.

Although Delta has been involved in 120 projects on five continents, it has no previous experience developing or constructing ethanol plants in Canada. The construction of ethanol plants using Delta technology is carried out by construction contractors. We have selected Aker Kvaerner Songer Canada Ltd. ("AKSC") as the construction contractor for our Barrie and Sarnia facilities because of their extensive experience in the construction of power plants in the United States and Canada. Delta and AKSC's US affiliate are currently working jointly on the development and construction of two ethanol plants in the United States.

On March 9, 2007, we executed a term sheet with AKSC for the development of an engineering, procurement and construction ("EPC") contract for the Barrie site. We have not paid the non-refundable fee of $500,000 to AKSC for executing the term sheet and are reviewing our options on ethanol plant technology providers and engineering procurement and construction contractors. As we have not paid this fee, AKSC is under no obligation to provide a fixed price contract. We are in discussions with other ethanol plant technology providers and we may pursue offers from them. In the event that we accept another ethanol plant technology provider's offer, Delta has a first right of refusal for 60 days to assume any agreements made with other ethanol plant technology vendors. If we continue with Delta, we expect to pay the non-refundable fee of $500,000 to AKSC for executing the term sheet and to pay AKSC a further non-refundable fee of $500,000 on receipt of the fixed EPC contract price for our Barrie plant. If Delta decides not to assume our agreement with another ethanol plant technology provider, we will engage an EPC contractor acceptable to the other ethanol plant technology provider and establish an EPC contract price. Providing the EPC contract price is acceptable and financing is obtained, we expect to execute the EPC contract within 60 days of receiving the fixed EPC contract price and commence construction at the Barrie site immediately thereafter. We are also reviewing our options on ethanol plant technology providers and engineering procurement and construction contractors for our Sarnia location. We have not received a term sheet from AKSC regarding the Sarnia facility at this time.

AKSC is a multinational EPC firm with extensive experience erecting and constructing facilities in Canada. Delta's primary role in the projects will be to provide the process technology and engineering. This will include all of the prime processes in the receiving and milling of the corn, the cook process, fermentation process, distillation process, molecular sieve and centrifuge process, chemical storage area, fuel and ethanol storage and load-out as well as DDGS drying, storage and load-out. AKSC will erect the Delta process components as well as engineer, procure and construct the balance of plant equipment for such items as the boiler house, cooling towers, all utility tie-ins, plant fire water system, and any water treatment systems. Under the EPC contract, AKSC will be responsible for all labor supply and project completion risk (i.e. project completed on schedule, at the contract price, meeting design specifications). The EPC contract will be guaranteed by AKSC's parent company, Aker Kvaerner ASA of Baerum, Norway, a leading global provider of engineering and construction services, technology products and integrated solutions with NOK14 billion (approximately $2.3 billion) in annual revenue. The Delta plant design that we have selected is based on plant designs and components currently being utilized by other Delta customers. Any differences in our plant designs from the standard Delta design will be to provide for higher reliability and performance. Not all current projects undertaken by Delta appear on their website due to client preferences with regards to confidentiality.

In August 2006, we retained the services of the engineering firm of Charles G. Turner & Associates for an initial term to December 31, 2006 to monitor the design, equipment selection, construction and commissioning phases of the projects on an hourly fee basis. As of the date of this Prospectus, this agreement is continuing on a month-to-month basis.

Also in August 2006, we contracted with Parrish & Heimbecker Ltd. ("P&H") to provide corn procurement and co-product merchandizing services for our proposed Barrie and Sarnia ethanol plants upon the opening of such plants. P&H is a privately held grain merchant corporation that owns and operates grain elevators and has extensive domestic and international experience in international grain origination and co-product merchandizing. We engaged them to source all of the corn required for the operation of the Barrie and Sarnia ethanol facilities at competitive prices. We expect they will assist us in negotiations with major corn suppliers to guarantee supply and price by committing to long-term purchase agreements or opportunistic purchases on the spot market when this can be done at favorable rates. We will pay P&H C$1.00 per metric ton of corn procured for our Barrie and Sarnia operations. P&H will manage the sale of our dried distiller grain by-product. We will pay P&H C$1.00 per metric ton of DDGS sold for marketing the sale of our product.

We are currently in the process of finalizing contracts covering the Barrie and Sarnia facilities with ECO Energy Inc., a privately held Tennessee corporation that provides ethanol marketing capability across North America ("ECO"). ECO is a fully integrated marketing company supported by an experienced sales force, a knowledgeable logistics and scheduling department, customer service, and an online computer system that we will be able to access to streamline all necessary correspondence for daily shipments and transportation transactions. We expect to engage this marketing company to handle the sales and transportation logistics of our ethanol production.

In addition, we will also sell a portion of the CO_2 co-produced, with the balance either vented, or recovered for disposal.

The two facilities currently envisaged for Ontario are expected to be built over the next two years, with construction to commence during the first calendar quarter of 2008, provided we are able to raise the funds necessary to allow us to build these facilities. *See* "RISK FACTORS." As of the date of this Prospectus, we expect the timeframe to the commencement of ethanol production at our planned Barrie facility to be as follows:

1. Based on Ontario Ministry of Environment guidelines and communications, receive Ontario Ministry of Environment permit in September 2007.
2. Based on consulting engineer's experience, receive City of Barrie site plan approval in September 2007.
3. Based on EPC term sheet signed March 9, 2007 with AKSC and discussions with other EPC contractor and ethanol plant technology providers, develop and negotiate EPC contract and receive EPC pricing from EPC contractor and ethanol plant technology provider in October 2007.
4. If another EPC contractor and ethanol plant technology provider selected, allow 60 days for Delta to decide whether to assume agreement. Sign an EPC contract with AKSC and Delta or another combination of EPC contractor and ethanol plant technology provider by December 2007.
5. Based on requirements of WestLB indicative term sheets dated December 13, 2006, close debt and or equity financing in December 2007.
6. With financing closed, give EPC contractor full notice to proceed with detailed engineering work in December 2007.
7. Based on discussions with AKSC and other EPC contractors, completion of site preparation work in February 2008.
8. Based on discussions with AKSC and other EPC contractors, EPC contractor mobilizes to site in February 2008.
9. Based on discussions with AKSC and other EPC contractors, first pour of concrete in March 2008.
10. Based on discussions with AKSC and other EPC contractors, start of plant commissioning in March 2009.
11. Based on EPC term sheet signed March 9, 2007 with AKSC and discussions with other EPC contractor and ethanol plant technology providers, full operations of plant in June 2009

We expect the Sarnia plant start up will follow the Barrie timeline by approximately three months.

Utilizing state of the art production technology, we intend to maintain a competitive lead through internal development, synergistic joint ventures, technology licensing and acquisitions. Initially using corn as a feedstock, we are also developing a roadmap to integrate cellulosic ethanol production to ensure that it remains an efficient and low cost producer of fuel ethanol well into the future.

We will be engaged in the business of producing ethanol in Ontario and selling it in Central Canada and the Eastern United States. While no assurances can be provided, we anticipate that the long-term growth in demand for ethanol will ensure a strong market for all of the output of our facilities.

Barrie, Ontario, Canada



In April 2006, we executed a 25-year lease, with two ten-year renewal options, on a 35-acre site located in Barrie, Canada. This location is a former beer brewery operated by Molson Canada that was decommissioned in 2000. The Barrie location is well suited for ethanol production due to its close proximity to Toronto's gasoline markets, has excellent rail and road transportation access, is within close driving distance of a Great Lakes terminal and has readily available water, electricity and natural gas. The lease allows us to utilize all existing site infrastructure and to demolish or modify existing structures to optimize plant operations.

Sarnia, Ontario, Canada



On July 30, 2007, we entered into an Agreement of Purchase and Sale with LANXESS Inc. ("LANXESS") wherein LANXESS agreed to sell approximately 30 acres of land located in Sarnia, Ontario to the Company for C$450,000 by June 30, 2008, at the latest. The Agreement is conditional upon our satisfaction with our physical inspection of the land, zoning and permitting, our entering into an Engineering, Procurement and Construction contract for the construction of an ethanol plant, our obtaining financing for the land purchase and plant construction and reaching an agreement with LANXESS and TransAlta Energy Corporation ("TransAlta") in respect of relief for LANXESS' obligations under its steam supply contract with TransAlta. If our closing conditions are waived, in addition to the payment of the C$450,000 land purchase price, we will pay LANXESS an amount of C$100,000 immediately, C$325,000 when the construction of the ethanol plant begins and C$325,000 when the ethanol plant commences operation for a total of $750,000 as compensation for LANXESS' costs to re-engineer existing infrastructure presently located on the land. If after closing of the purchase, we have not commenced construction of the ethanol plant under an Engineering, Procurement and Construction contract by December 31, 2008, LANXESS has the option to reacquire the land for C$450,000. We paid a refundable interest bearing deposit amount of C$10,000 on execution of the Agreement. This Agreement replaced a July 2006 non-binding letter of intent with the LANXESS for this location that provided for a 99-year lease on the property. We expect cost of steam under the steam agreement with LANXESS and TransAlta at this site will be materially favorable to the costs of generating steam from our own equipment. The site is located on a major rail line, has access to a waterway dock, has excellent highway access and is fully zoned and serviced with existing utility connections. From this location, we believe we will be in a strong position to serve the ethanol markets of Michigan, Ontario, Ohio, New York and other Northeastern U.S. metro areas.

Each of these locations will be the site for a state-of-the-art ethanol processing facility, using corn as the feedstock. We will begin construction at each location as soon as we are able to secure all the necessary financing to complete construction of each facility. We expect this financing to take the form of both debt and equity. However, it is our intention to use leverage to the greatest extent feasible as is typical with larger energy infrastructure projects.

Effective December 13, 2006, we executed an engagement letter and indicative term sheets with WestLB AG ("WestLB") whereby WestLB has conditionally agreed to provide arrangement, placement and underwriting services on senior debt and subordinate debt financing for up to 75% of the construction costs (to a maximum of approximately $365 million) of our Barrie and Sarnia facilities on a "best efforts" basis. The term "best efforts" means that WestLB believes that they can syndicate the debt financing we require but that there is no guarantee that they will be successful or that the terms will be as indicated in their term sheets until they market the transaction and receive firm commitments from a syndicate of lenders for the funds required on acceptable terms to the Company. Among other things, the provision of 75% financing in accordance with the terms of the engagement letter and indicative term sheets is conditional on our obtaining subordinate debt or equity investment for the remaining 25% of construction costs. The WestLB indicative term sheets offer first priority senior secured construction and term financing for up to 60% of the total capital requirements of plant construction and for working capital for a total term of up to 7.5 years and subordinated secured construction and term financing for up to 15% of the total capital requirements of plant construction for a total term of up to eight years. Following conversion of the senior construction loan to a senior term loan, the loan amount is to be repaid in equal quarterly installments over six years. Surplus cash as defined by debt service covenant is to be swept to accelerate the repayment of the senior term loan and to repay the subordinated term loan. We paid a non-refundable retainer deposit of $200,000 to WestLB on execution of the engagement letter and indicative term sheets. In the event that we chose to terminate the WestLB engagement and we enter into a similar debt financing with another lender within 12 months of terminating WestLB, we will pay WestLB a termination fee of $10,000,000. If the financing contemplated in the engagement letter and indicative term sheets is finalized with WestLB, we will pay to WestLB a structuring and arrangement fee of the greater of $5,000,000 or 2% of the principal amount of the senior financing and $5,000,000 or 5% of the principal amount of the subordinated financing. In addition, we will pay a fee to market the senior and subordinate loans of 1% of the principal amount of each. The interest rate on the senior financing will be at LIBOR plus an anticipated spread of 325 to 350 basis points. Until the senior loan has been fully drawn, we shall pay a commitment fee of 0.50% on the undrawn portion. The interest rate on the subordinate financing will be at LIBOR plus an anticipated spread of 1000 basis points. As the subordinate financing will be fully drawn on closing there will be no commitment fees applicable on that facility. We expect other covenants, representations and warranties will form part of the final documentation on closing of the loan agreement. We have had discussions with investment bankers, financial institutions and private investors about obtaining this 25% subordinate debt or equity investment but as of the date of this Prospectus we have received no binding commitments. We may not be able to obtain sufficient funding from one or more investors or other financial institutions, or if such funding is obtained, that it will be on terms that we have anticipated or that are otherwise acceptable to us. If we are unable to secure adequate financing, or financing on acceptable terms is unavailable for any reason, we may be forced to abandon our construction of one or more, or even all, of our planned ethanol production facilities. We have not finalized the balance of the required financing and there are no assurances that we will obtain this financing. Failure to obtain the necessary financing will have a significant negative impact on our proposed operations. *See* "RISK FACTORS."

WestLB AG is a European commercial bank head officed in Düsseldorf with total assets of €292.1 billion as at September 30, 2006, and employs 5,853 staff at offices located around the world. WestLB's New York office is focused on customers in the energy sector, including producers of renewal fuels. Since 2005, it has closed the following transactions with ethanol producers where it has acted as syndication agent:

Ethanol Producer Name	Date	Size	WestLB Role
Pacific Ethanol, Inc.	Feb 2007	$ 325,000,000	Joint Lead Arranger, Sole Bookrunner and Administrative Agent
White Energy	Oct 2006	298,500,000	Lead Arranger, Sole Bookrunner and Administrative Agent
White Energy	Jun 2006	173,500,000	Lead Arranger, Sole Bookrunner and Administrative Agent
Cascades Grains	Jun 2006	100,000,000	Lead Arranger, Sole Bookrunner and Administrative Agent
AS Alliances Biofuels	Feb 2006	275,000,000	Lead Arranger, Sole Bookrunner and Administrative Agent

Upon our successful construction of multiple manufacturing facilities in Canada, we expect to realize significant cost savings in raw materials purchasing, transportation, engineering and operations that will provide a profitability advantage vis-à-vis other smaller and single-site ethanol producers because of the opportunity to centralize key functions including risk management, procurement and executive management. Also we expect that these multiple sites will provide us with greater influence in plant design and new technologies, as well as access to capital markets. However, there can be no assurances that our expectations will be met and we will, in fact, realize these benefits.

The manner in which we will develop future sites beyond the initial aforementioned locations will depend upon the nature of the opportunity, the respective needs of the parties involved, and our then corporate objectives. We have set up a separate wholly owned subsidiary to own each ethanol plant. We may purchase ethanol producing facilities outright, acquire an ownership interest in companies controlling existing ethanol producing facilities, issue shares in a subsidiary company that controls the site to outside parties who control ethanol producing facilities, or some other unidentified transactional structure.

We are also actively exploring opportunities to make strategic acquisitions of existing or pending ethanol production facilities where our management determines that the acquisition represents an opportunity to accelerate our expansion goals. While no agreements have been reached, it is likely that we will finance our participation in a business opportunity through the issuance of Common Stock or other securities and through the issuance of senior debt secured against the assets of each operating location.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving us, it will likely be necessary to obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders.

We are continuously evaluating new technologies for reducing costs, providing greater manufacturing yields and improved energy balance. We are also evaluating new technologies enabling the conversion of cellulose, predominantly from wood waste and agricultural waste, into ethanol that would reduce or eliminate our dependency on corn as a primary feedstock and help ensure a low cost production structure in the long-term. We regularly review and analyze developments and investment opportunities in cellulosic technology.

SALES AND MARKETING

Ethanol

According to the Renewable Fuels Association (www.ethanolRFA.org/industry/statistics/), between 90% and 95% of the ethanol in the U.S. and Canada is sold pursuant to six to twelve month contracts, negotiated between the ethanol producer and the oil refiner or gasoline blender. As such, we believe that we will not be able to rely on long-term (over one year) contracts for the sale of our product. Entering in to a long-term contract would require us to give the buyer a significant discount to current market prices. We believe that if and when we commence operations, it will be more profitable for us to sell into the spot market and through a mixture of short-term (less than one year) contracts. The Chicago Board of Trade launched an ethanol futures contract in April 2005. As of the date of this Prospectus, there has been limited trading activity in ethanol futures.

We are currently in the process of finalizing contracts covering the Barrie and Sarnia facilities with ECO Energy Inc., a privately held Tennessee corporation that provides ethanol marketing capability across North America ("ECO"). ECO is a fully-integrated marketing company supported by an experienced sales force, a knowledgeable logistics and scheduling department, customer service, and an online computer system that we will be able to access to streamline all necessary correspondence for daily shipments and transportation transactions. We expect to engage this marketing company to handle the sales and transportation logistics of all our ethanol production. The selling price under these non-exclusive ECO agreements is expected to be relative to the local fuel wholesale (rack) unleaded gasoline daily spot market. By selling on a non-exclusive basis, we expect to benefit from being able to sell into the market with the highest spot price at the time. Currently, forward contracting of ethanol sales is not a well-developed market.

Dried Distillers Grains and Solubles (DDGS)

According to the "Renewable Fuels Association: Ethanol Industry Outlook 2006," the volume of North American DDGS output has tripled since 2001 to 9 million metric tons in 2005 with the growth in ethanol production. Data received from Agri-Link and Farm Market News at the University of Guelph, Ontario, shows that the price of DDGS per metric ton in the Southern Ontario market since 2001 have ranged from a high of C\$169 in January 2004 to a low of C\$77 in September 2006. As at May 31, 2007, the price was C\$120 per metric ton in the Southern Ontario market.

DDGS are a protein ingredient in animal feed and as such, DDGS prices track very closely to the price of soybean meal, which is the most widely used protein source in livestock feed. Our biggest competition in this market comes from other nearby ethanol plants, as we hope to sell a portion of our DDGS in the local feed market. We plan on selling the balance of our DDGS to developed feed markets in the United States and Europe. It is expected that the price of DDGS will fluctuate relative to the market price of soybean meal, which is an actively traded commodity.

We have entered into a non-exclusive merchandizing agreement with Parrish & Heimbecker for all of our anticipated production volume for at least three (3) years. The selling price under this agreement is expected to be at the local and international spot market. By entering in to a non-exclusive agreement for the sale of DDGS, we will benefit from being able to sell into the market with the highest price at the time. In addition, this will allow us to sell to markets in both North America and Europe, depending on which is more profitable at the time of sale. We will pay Parrish & Heimbecker C\$1.00 per metric ton of DDGS sold for marketing the sale of our product.

Carbon Dioxide (CO_2)

We have entered into discussions with major local users of CO_2 for the sale of our CO_2 by-product. Carbon dioxide is sold principally to the food and beverages markets, and also to the industrial market. The CO_2 market is very concentrated, with a large share of the supply coming from a few large players. To effectively compete in the CO_2 market, producers must be located within a reasonable distance of the end user because transportation costs usually represent about 50% of the delivered price of CO_2. The selling price under these agreements is expected to be at the local spot market. We expect a portion of the CO_2 production to be sold, with the balance either vented, or recovered for disposal.

INDUSTRY OVERVIEW

In 1908, Henry Ford commenced building the Model T and it had the ability to run on ethanol as well as gasoline. He had a vision of affordable fuel for North American drivers, which was to be produced by farmers and therefore would be a shot in the arm to rural economies.

Ethanol cuts the emissions of unburned hydrocarbons and carbon monoxide. There is a net reduction in harmful ozone forming emissions and greenhouse gases with the use of ethanol blended gasoline since growing corn removes carbon dioxide from the air and in the manufacturing process, carbon dioxide is extracted and commercially utilized. Ethanol use is approved by all vehicle manufacturers and is used across Canada and the United States.

Producing ethanol increases the supply of high protein animal feed ingredients through the distillation process; this creates new agricultural business opportunities centered on the plant, and helps offset imports of soybean meal and other animal feeds.

Fuel ethanol benefits the economy as well as the environment. Production of fuel ethanol in Canada (and around the world) has produced a new market for agricultural products, improving financial stability and security for farmers, in addition to direct and indirect employment opportunities from farming to transportation and manufacturing.

Brazil is a world leader in the use of fuel ethanol with nearly half of its cars operating on pure ethanol. In response to the oil crisis of the mid 1970's, the Brazilian government in cooperation with private industry created a national program to produce alcohol from sugar cane and to build ethanol compatible engines.

Today, many countries around the world are testing oxygenated and (near 100%) alcohol fuels. In some parts of the U.S., projects are underway to test the viability of replacing diesel fuel with ethanol.

North American governments have been engaged in creating programs to encourage the use of ethanol to reduce dependence on oil, to achieve higher environmental standards and to stimulate rural economies and, as a result, ethanol production has been growing steadily in recent years. The health of the ethanol industry remains closely tied to government programs that provide tax incentives, tariff exemptions and regulatory mandates that favor ethanol's use as a fuel additive.

Effective January 1, 2007, the Ontario Government has mandated a minimum average of 5% ethanol in gasoline as a way to support agriculture, improve air quality, and reduce dependence on petroleum. On December 20, 2006, the Canadian Federal government announced a regulation that will require all gasoline sold in Canada to have 5% renewable content by 2010. This legislation will create a substantially larger market than at present for fuel ethanol in Canada since ethanol is the primary renewal fuel option available

As illustrated in the following chart, ethanol fuel consumption in Canada grew substantially from approximately 50 million litres (13 million gallons) in 1997 to approximately 275 million litres (72 million gallons) in 2003. According to BBI International Media, as of November 2006, ethanol production capacity in Canada was approximately 162 million gallons, of which 108 million gallons was located in Ontario (http://www.ethanolproducer.com/plant-list.jsp?view=&country=Canada). The following chart shows publicly available data on Canadian ethanol production and consumption from 1996 to 2003.



(1) Economic, Financial, Social Analysis and Public Policies for Fuel Ethanol - Phase 1; Natural Resources Canada, November 2004 (http://www.greenfuels.org/ethanol/pdf/OConnor-Report-Ethanol-2004.pdf)

According to Statistics Canada (http://www.statcan.ca/Daily/English/060608/d060608e.htm), gasoline consumption in Canada in 2005 was 39.8 billion litres (10.5 billion gallons), of which 15.6 billion litres (4 billion gallons) was consumed in Ontario. Based on this, management estimates that ethanol demand in Ontario will reach approximately 780 million litres (200 million gallons) in 2007 due to the requirements of a 5% average Ontario ethanol blend. We believe that this will lead to an excess of demand over domestic supply in Ontario in 2007.

According to the Renewable Fuels Association ("RFA") (http://www.ethanolrfa.org/industry/statistics/), the United States ethanol industry has experienced significant production growth in recent years from 1.3 billion gallons produced in 1996 to 3.9 billion gallons in 2005. Total U.S. demand for ethanol in 2005 was approximately 4.1 billion gallons. The following chart has been developed by the Company from data obtained from the RFA and illustrates the growth in U.S. ethanol production from 1996 to 2005. US ethanol consumption data was only available from 2002 onward.



Ethanol is typically blended at 5% to 10% by volume in the United States, but is also blended at up to 85% (known as E-85) by volume for vehicles designed to operate on 85% ethanol. Compared to gasoline, ethanol is generally considered to be less expensive and cleaner burning. Ethanol is widely marketed across the United States as a high quality octane enhancer and oxygenate capable of reducing air pollution and improving automobile performance. In spark ignition engines, ethanol emits significantly less carbon monoxide and air toxic pollution than gasoline therefore reducing the amount of harmful emissions released into the atmosphere. We anticipate that the increasing demand for transportation fuels coupled with limited opportunities for gasoline refinery expansions and the growing importance of reducing CO_2 emissions through the use of renewable fuels will generate additional growth in the ethanol market.

Regulation of the ethanol industry in Canada is not materially different from that of the United States. Canadian taxation law currently provides for a $0.10 per litre excise tax exemption on the ethanol portion of ethanol blended gasoline. The Canadian Federal Government Budget, tabled in the House of Commons on March 19, 2007, proposed to repeal this exemption for renewable fuels effective April 1, 2008 but allocated a C$1.5 billion operating incentive over seven years to "producers of renewable alternatives to gasoline, such as ethanol." "Incentive rates will be up to $0.10 per litre for renewable alternatives to gasoline, for the first three years, then decline thereafter. In order to ensure companies do not earn excessive profits, government support will not be provided when rates of return exceed 20 per cent, determined annually. Support under the program to individual companies will be capped to ensure that benefits are provided to a wide range of participants in the sector – not just the largest oil-producing companies." On June 22, 2007 this Budget was passed in the Senate and became law. The final details of the application of the incentive program have not been released but we will pursue this incentive funding for our Barrie and Sarnia plants once further information is available. In Ontario, there is also a $.147 per litre ($CDN) Provincial Fuel Tax exemption on the ethanol portion of blended gasoline until 2010.

The fuel ethanol business benefits significantly from tax incentive policies and environmental regulations that favor the use of ethanol in motor fuel blends in the United States. Currently, a gasoline marketer that sells gasoline without ethanol must pay a federal tax of $0.18 per gallon compared to $0.13 per gallon for gasoline that is blended with 10% ethanol. Smaller credits are available for gasoline blended with lesser percentages of ethanol. The repeal or substantial modification of excise tax exemptions for ethanol-blended gasoline or, to a lesser extent, other federal, state or provincial policies and regulations that encourage the use of ethanol could have a detrimental effect on the ethanol production and marketing industry and materially and adversely affect our sales and profitability.

In August 2005, President George W. Bush signed into the law the Renewable Fuels Standard that mandated the use of 4.0 billion gallons of renewable fuels by oil refiners in 2006, increasing to 7.5 billion gallons in 2012. The vast majority of this renewable fuel will be ethanol. In his January 23, 2007 State of the Union Address, President Bush proposed increasing the supply of alternative fuels by setting a mandatory fuels standard to require 35 billion gallons of renewable and other alternative fuels in 2017 – nearly five times the current target.

The U.S. Clean Air Act Amendments of 1990 ("CAAA90") established special standards effective January 1, 1995, for the most polluted ozone non-attainment areas: Los Angeles Basin, Baltimore, Chicago Area, Houston Area, Milwaukee Area, New York-New Jersey, Hartford Region, Philadelphia Area and San Diego, with provisions to add other areas in the future if conditions warrant. California's Central Valley was added in 2002. At the outset of the program there were a total of 96 Metropolitan and Micropolitan Statistical Areas ("MSAs") not in compliance with clean air standards for ozone, which currently represents approximately 60% of the national market. The legislation requires a minimum of 2.0% oxygen by weight in reformulated gasoline as a means of reducing carbon monoxide pollution and replacing octane lost by reducing aromatics that are high-octane portions of refined oil. The Reformulated Gasoline Program ("RFG") also includes a provision that allows individual states to "opt into" the federal program by request of the governor, to adopt standards promulgated by California that are stricter than federal standards, or to offer alternative programs designed to reduce ozone levels. Nearly the entire Northeast and middle Atlantic areas from Washington, D.C. to Boston not under the federal mandate have "opted into" the federal standards.

Gasoline is oxygenated because the oxygen makes gasoline burn cleaner thereby reducing ozone forming compounds and carbon monoxide. The two available oxygenates to meet both oxy-fuel and RFG requirements have been MTBE (methyl tertiary butyl ether) and ethanol. MTBE is an ether made from methanol produced from natural gas and, until recently, has been the most widely used oxygenate to meet CAAA90 requirements.

Because of its favorable handling qualities and the fact that it is a petroleum product, MTBE has been the preferred oxygenate for the petroleum industry. However, MTBE has shown significant adverse environmental and health safety characteristics that have led to the decision by several key States to ban its use. Specifically, MTBE is highly persistent (i.e. it has a very long half-life) and has been identified as a potential carcinogen. MTBE has been detected in drinking water supplies in almost all areas where it is used. Reflecting these issues, California, New York, Connecticut, New Jersey and more than twenty other States have banned the use of MTBE.

COMPETITION

The ethanol production industry is becoming increasingly competitive. We believe that our ability to successfully compete depends on many factors including but not limited to the economics of feedstock supply, proximity to major customers and extent of transportation infrastructure. Organizations that we deem our principal competition are currently producing ethanol or are currently constructing ethanol production capacity on a significant scale within our local target markets of Ontario, New York, Michigan and Ohio.

We believe our principal competition in these markets is as follows:

Company	Location	Feedstock	Current Capacity (mgy)	Under Construction/ Expansion (mgy)
GreenField Ethanol	Varennes, QC, Canada	Corn	32	
GreenField Ethanol	Chatham, ON, Canada	Corn	49	
GreenField Ethanol	Tiverton, ON, Canada	Corn	7	
GreenField Ethanol	Johnstown, ON, Canada	Corn		53
GreenField Ethanol	Hensall, ON, Canada	Corn		53
Suncor Energy Products	Sarnia, ON, Canada	Corn	53	
Tembec	Temiscaming, QC, Canada	Forest Waste	4	
		Canada total	**145**	**106**
The Andersons Clymers Ethanol, LLC	Clymers, IN	Corn		110
Cardinal Ethanol	Harrisville, IN	Corn		100
ASAlliances Biofuels, LLC	Linden, IN	Corn		100
Central Indiana Ethanol, LLC	Marion, IN	Corn		40
Premier Ethanol	Portland, IN	Corn		60
Iroquois Bio-Energy Company, LLC	Rensselaer, IN	Corn	40	
New Energy Corp.	South Bend, IN	Corn	102	
The Andersons Albion Ethanol LLC	Albion, MI	Corn	55	
Michigan Ethanol, LLC	Caro, MI	Corn	50	
Marysville Ethanol, LLC	Marysville, MI	Corn		50
Global Ethanol/Midwest Grain Processors	Riga, MI	Corn		57
US BioEnergy Corp.	Woodbury, MI	Corn		
Western New York Energy, LLC	Shelby, NY	Corn		50
Northeast Biofuels	Volney, NY	Corn		114
ASAlliances Biofuels, LLC	Bloomingburg, OH	Corn		100
Coshoctan Ethanol, OH	Coshoctan, OH	Corn		60
The Andersons Marathon Ethanol, LLC	Greenville, OH	Corn		110
Summit Ethanol	Leipsic, OH	Corn		60
Greater Ohio Ethanol, LLC	Lima, OH	Corn		54
Liquid Resources of Ohio	Medina, OH	Waste Beverage	3	
		US total	**250**	**1065**
		Combined	**395**	**1,171**

Our most significant competitor is expected to be GreenField Ethanol. It has current production and capacity under construction of 162 million gallons in Ontario, or 10% of the total current production and capacity under construction in the above table. If we are successful in constructing our two initial production facilities in Ontario, we expect to compete directly with GreenField Ethanol for the sale of our ethanol and co-products in Ontario. Even though Suncor Energy also has ethanol production in Ontario, we expect that we will not compete directly with them, as we believe they are currently producing ethanol primarily for distribution to their own network of retail gasoline stations.

There can be no assurances that we will be successful in developing our proposed ethanol plants, or if so developed, that we will become a competitive force in the industry.

GOVERNMENT REGULATIONS

Our existing and proposed business operations are subject to extensive and frequently changing federal, state, provincial and local laws and regulations relating to the protection of the environment. These laws, the underlying regulatory requirements and the enforcement thereof, some of which are described below, impact, or may impact, our proposed business operations by imposing:

- Restrictions on our existing and proposed business operations and/or the need to install enhanced or additional controls;

- The need to obtain and comply with permits and authorizations;

- Liability for exceeding applicable permit limits or legal requirements in certain cases for the remediation of contaminated soil and groundwater at our facilities, contiguous and adjacent properties and other properties owned and/or operated by third parties; and

- Specifications for the ethanol we market and plan to produce.

In addition, some of the governmental regulations to which we are subject are helpful to our ethanol marketing business and proposed ethanol production business. The ethanol fuel industry is greatly dependent upon tax policies and environmental regulations that favor the use of ethanol in motor fuel blends in North America. Some of the governmental regulations applicable to our ethanol marketing business and proposed ethanol production business are briefly described below.

In Ontario, grain elevator licensing for ethanol plants falls under provincial jurisdiction. We will need to obtain grain elevator licenses for Barrie and Sarnia from Agricorp, a provincial government agency. In Sarnia, we will also need to obtain a marine terminal license from the Canadian Grain Commission due to the fact that the site has a dock facility. Parrish & Heimbecker has offered their assistance in obtaining these licenses, which they have said are quite simple to acquire. The annual cost of a Grain Elevator License is C$1,200. These licenses will require us to post security in an amount to be determined by Agricorp and the Canadian Grain Commission. The purpose of this security is to ensure that the licensee has the financial capability to fulfill its purchases from Canadian grain suppliers.

To construct an ethanol plant in Ontario a Site Plan Approval permit and an Environmental permit are required. The Site Plan Approval permit process entails submitting a detailed layout of the proposed plant including a landscape plan and items such as building finishes and artists rendering showing what the plant will look like from various street level views. The general time period required for this permit is 90 days. For the Barrie plant we have started this process and expect to receive site plan approval by September 2007. For the Sarnia site we are just starting this process and do not expect the permit until later in 2007.

The other permit that is required is an Environmental Permit from the Ministry of Environment of Ontario. For the Barrie plant we have applied for this permit and expect to receive the final permit by September 2007. For the Sarnia plant we are putting our application together and expect to submit our application later in 2007.

Other permits that will be required are standard building permits that the EPC contractor will obtain as part of their EPC contract.

The Canadian Wheat Board has no jurisdiction over Canadian corn based ethanol producers. Under the North American Free Trade Agreement (NAFTA), ethanol produced in Canada is allowed to enter the U.S. duty-free. The same is true for ethanol produced in the U.S. entering Canada. In Canada, ethanol may also be sold inter-provincially without duties or other restrictions. According to the Canadian Renewable Fuels Association there are no restrictions on Canadian ethanol entering Europe.

Federal support in Canada for ethanol dates back to the mid-1990s when the Canadian government removed the excise tax on the ethanol portion of blended gasoline and established a program to protect producers from any future change in this policy. In December 1994, the Canadian federal government announced the National Biomass Ethanol Program (NBEP) designed to support the development of a domestic ethanol industry. The program established a C$70 million line of credit for qualified ethanol producers to access in the event that all, or part, of the gasoline tax exemption on ethanol was removed during the period 1999 to 2005.

On December 20, 2006, the Canadian federal government announced a regulation that will require all gasoline sold in Canada to have 5% renewable content by 2010. This requirement is a flexible means of promoting increased ethanol content in the Canadian gasoline market. Driven by Canada's Clean Air Act, this legislation will strengthen the government's ability to take action on reducing air pollution and greenhouse gases. In Canada, the ethanol portion of blended gasoline receives an exemption from the Federal Excise Tax of C$0.10 cents per litre on gasoline. The Canadian Federal Government Budget, tabled in the House of Commons on April 19, 2007, proposed to repeal this exemption for renewable fuels effective April 1, 2008 but allocated a C$1.5 billion operating incentive over seven years to "producers of renewable alternatives to gasoline, such as ethanol." "Incentive rates will be up to $0.10 per litre for renewable alternatives to gasoline, for the first three years, then decline thereafter. In order to ensure companies do not earn excessive profits, government support will not be provided when rates of return exceed 20 per cent, determined annually. Support under the program to individual companies will be capped to ensure that benefits are provided to a wide range of participants in the sector – not just the largest oil-producing companies." On June 22, 2007 this Budget was passed in the Senate and became law. In Ontario, there is also a C$0.147 cent per litre ($CDN) exemption on Provincial Fuel Tax until 2010.

Ontario Renewable Fuels Standard

In November 2005, the Ontario Government enacted legislation known as the Renewable Fuel Standard ("RFS"), which mandates a 5% ethanol blend in all gasoline sold in the province after January 1, 2007. The RFS is a flexible, market orientated means of achieving increased ethanol content in the Ontario gasoline pool. The RFS will increase the demand for fuel ethanol in Ontario to approximately 700 million liters per year.

U.S. Federal Excise Tax Exemption

In the U.S., ethanol blends have been either wholly or partially exempt from the federal excise tax ("FET") on gasoline since 1978. The exemption has ranged from $0.04 to $0.06 per gallon of gasoline during that 25-year period. Current law provides a $0.051 per gallon exemption from the $0.183 per gallon FET on gasoline if the taxable product is blended in a mixture containing at least 10% ethanol. The FET exemption was revised and its expiration date was extended for the sixth time since its inception as part of the Jumpstart Our Business Strength ("JOBS") Act enacted in October 2004. The new expiration date of the FET exemption is December 31, 2010. We believe that it is highly likely that this tax incentive will be extended beyond 2010 if Congress deems it necessary for the continued growth and prosperity of the ethanol industry.

Clean Air Act Amendments of 1990 ("CAAA90")

In November 1990, a comprehensive amendment to the Clean Air Act of 1977 established a series of requirements and restrictions for gasoline content designed to reduce air pollution in identified problem areas of the United States. The two principal components affecting motor fuel content are the Oxygenated Fuels Program, which is administered by states under federal guidelines and a federally supervised RFG.

Oxygenated Fuels Program

Federal law requires the sale of oxygenated fuels in certain carbon monoxide non-attainment Metropolitan and Micropolitan Statistical Areas ("MSA") during at least four winter months, typically November through February. An MSA as defined by the U.S. Office of Management and Budget: 1) a county or group of contiguous counties that contains at least one city of 50,000 inhabitants or more, or 2) an urbanized area of at least 50,000 inhabitants and a total MSA population of at least 100,000 inhabitants (75,000 in New England). Contiguous counties are included in an MSA if, according to certain criteria, they are essentially metropolitan in character and are socially and economically integrated with the central city or cities. In New England, MSAs consist of towns and cities rather than counties. Additionally any MSA not in compliance for a period of two consecutive years in subsequent years may also be included in the program. The EPA Administrator is afforded flexibility in requiring a shorter or longer period of use depending upon available supplies of oxygenated fuels or the level of non-attainment.

Reformulated Gasoline Program ("RFG")

The CAAA090 established special standards effective January 1, 1995 for the most polluted ozone non-attainment areas: Los Angeles Basin, Baltimore, Chicago Area, Houston Area, Milwaukee Area, New York-New Jersey, Hartford Region, Philadelphia Area and San Diego, with provisions to add other areas in the future if conditions warrant. California's Central Valley was added in 2002. At the outset of the program there were a total of 96 MSAs not in compliance with clean air standards for ozone, which currently represents approximately 60% of the national market.

The legislation requires a minimum of 2.0% oxygen by weight in reformulated gasoline as a means of reducing carbon monoxide pollution and replacing octane lost by reducing aromatics that are high-octane portions of refined oil. The RFG also includes a provision that allows individual states to "opt into" the federal program by request of the governor, to adopt standards promulgated by California that are stricter than federal standards, or to offer alternative programs designed to reduce ozone levels. Nearly the entire Northeast and middle Atlantic areas from Washington, D.C. to Boston not under the federal mandate have "opted into" the federal standards.

National Energy Bill Legislation

A national Energy Bill was signed into law in August 2005 by President Bush. The Energy Bill substitutes the existing oxygenation program in the RFG with a national "renewable fuels standard." The standard sets a minimum amount of renewable fuels that must be used by fuel refiners. Beginning in 2006, the minimum amount of renewable fuels that must be used by fuel refiners is 4.0 billion gallons, which increases progressively to 7.5 billion gallons by 2012.

Additional Environmental Regulations

In addition to the governmental regulations applicable to the ethanol marketing and production industries described above, our business is subject to additional federal, state, provincial and local environmental regulations, including regulations established by the EPA, the California Air Quality Management District, the San Joaquin Valley Air Pollution Control District and the California Air Resources Board, or CARB. We cannot predict the manner or extent to which these regulations will harm or help our business or the ethanol production and marketing industry in general.

EMPLOYEES

As of the date of this Prospectus, we employ seven persons, including three members of management, two in administration and two in operations. Upon the development of our proposed ethanol plants, we anticipate that the number of persons we employ will increase significantly, specifically in the areas of plant operations. We expect to recruit additional employees of high skill, and our success will depend in part upon our ability to retain such employees and attract new qualified employees who are in great demand. None of our employees are members of a union. We consider our employee labor relations to be good.

PROPERTY

Our headquarters are located at 193 King Street East, Suite 300, Toronto, Ontario, Canada M5A 1J5. This space consists of approximately 7,200 square feet of office space and is leased through April 2011 at a monthly rental rate of C$15,000. Our aggregate lease commitments for our principal office space for the next five fiscal years are $168,951 (C$180,000) per annum. We believe that this location will meet our requirements for the foreseeable future.

We have also acquired a 25-year lease with two ten-year renewal options on real property located in Barrie, Ontario, consisting of buildings of approximately 350,000 square feet and a total land area of 35 acres, on which we expect to construct our first ethanol production facility. This lease requires a monthly base rental payment of C$189,167. Our aggregate lease commitments for our Barrie plant for the next five fiscal years are $2,130,659 (C$2,270,000) per annum. Effective January 24, 2007, under agreement with the lessor, the monthly lease payments under the Barrie lease were deferred until the completion of an engineering study to determine the extent of the demolition of the buildings on the leased property. This study and any amendment to the lease are expected to be completed later in 2007.

We believe our leases are on terms competitive with similar locations in the respective areas.

On July 30, 2007, we entered into an Agreement of Purchase and Sale with LANXESS Inc. ("LANXESS") wherein LANXESS agreed to sell approximately 30 acres of land located in Sarnia, Ontario to the Company for C$450,000 by June 30, 2008, at the latest. The Agreement is conditional upon our satisfaction with our physical inspection of the land, zoning and permitting, our entering into an Engineering, Procurement and Construction contract for the construction of an ethanol plant, our obtaining financing for the land purchase and plant construction and reaching an agreement with LANXESS and TransAlta Energy Corporation ("TransAlta") in respect of relief for LANXESS' obligations under its steam supply contract with TransAlta. If our closing conditions are waived, in addition to the payment of the C$450,000 land purchase price, we will pay LANXESS an amount of C$100,000 immediately, C$325,000 when the construction of the ethanol plant begins and C$325,000 when the ethanol plant commences operation for a total of $750,000 as compensation for LANXESS' costs to re-engineer existing infrastructure presently located on the land. If after closing of the purchase, we have not commenced construction of the ethanol plant under an Engineering, Procurement and Construction contract by December 31, 2008, LANXESS has the option to reacquire the land for C$450,000. We paid a refundable interest bearing deposit amount of C$10,000 on execution of the Agreement

LEGAL PROCEEDINGS

We are not a party to, nor are we aware of any pending legal proceeding. Management believes there is no litigation threatened in which we face potential loss or exposure or which will materially affect shareholders' equity or our business or financial condition.

MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Gordon Laschinger	60	Chief Executive Office, President and Chairman of the Board
Andrew I. Telsey	54	Corporate Secretary and Director
Andrew M. Gertler	46	Director
Robert Richards	55	Director
Paul T. Durst	54	Director
Frank F. Klees	55	Director
Richard Smith	47	Chief Financial Officer
Steven Reader	50	Chief Operating Officer, Vice President – Development

Our Certificate of Incorporation and Bylaws provide that the number of members of our Board of Directors shall be established from time to time by our Board of Directors. As of the date of this Prospectus, we have six (6) members of our Board. Directors are elected by the shareholders at the annual meeting and serve until their successors are duly elected and qualified. Directors are elected for a term of one (1) year. All our officers serve at the discretion of our Board of Directors.

The following is a biographical summary of the business experience of our directors and executive officers:

Gordon Laschinger assumed his position as our CEO and President in April 2006. He was named Chairman of our Board of Directors in June 2006. In addition to his position with us, since May 2006 he has also been CEO and President of Northern Granite Energy, Inc., a developmental stage company that intends to engage in the oil and gas business. Prior to his assuming his positions with us, from July 1997 through February 2006, he was Vice President – Investments of J.J. Barnicke Limited, Toronto, Canada, a licensed real estate brokerage firm.

Mr. Laschinger is also Chairman of William Osler Health Centre, the largest community hospital in Ontario, Canada. He devotes a substantial portion of his time to our affairs.

Andrew I. Telsey was appointed as our Corporate Secretary and a Director in September 2006. Since 1984 Mr. Telsey has been President and sole shareholder of Andrew I. Telsey, P.C., Englewood, Colorado, a law firm emphasizing securities law, business transactions, mergers and acquisitions and general corporate matters. This firm is also our securities and corporate counsel. Mr. Telsey received a Juris Doctor degree from Syracuse University College of Law in 1979 and a Bachelor of Arts degree from Ithaca College in 1975. He intends to devote only such time as necessary to our business, which is not expected to exceed 20 hours per month.

Andrew M. Gertler has been a Director of our Company since November 2004. From November 2004 through June 2006, he was our Chairman of the Board. From November 2004 through April 2006, he was our President and Chief Executive Officer. In addition to his positions with us, since July 2006 Mr. Gertler has been a principal of Lester Asset Management, Inc., Montreal, Quebec, a discretionary money management and advisory firm where he engaged in portfolio management, merger and acquisition activities, corporate reorganization and private equity investments. In addition, since August 2004, he has been the Chairman of the Board of Neutron Enterprises, Inc., a public media company. He also has been a Director of Avicena Group, Inc. since February 2005. Prior, from April 2001 through April 2004, he was the Managing Director of Gestion Jean-Paul Auclair Inc., a privately held money management company. Mr. Gertler obtained an MBA degree from the University of Western Ontario in 1984 and a Bachelor of Commerce degree in finance from McGill University in 1982. He devotes only such time as necessary to our business.

Paul T. Durst assumed his position as a Director of our Company in September 2006. In addition, he has been the Controller and Chief Financial Officer of Schickedanz Bros. Limited, Ontario, Canada since November 2000. This company is a developer of real estate as well as a property manager, with assets in excess of $250 million. Mr. Durst has over 24 years of experience in finance and administration. He has been a Certified General Accountant since 1982. He devotes only such time as necessary to our business.

Frank F. Klees assumed his position as a Director of our Company in September 2006. In addition, he has been President of Klees & Associates, Ltd, Ontario, Canada, since January 1982, a company engaged in financial services consulting. In addition to insurance and employee benefit services, this company also provides contract negotiation and agency services for professional athletes in the Canadian and National Football Leagues. Also, since July 1995, Mr. Klees has been a sitting Member of the Provincial Parliament Legislative Assembly in Ontario and has held numerous government positions, including a member of the Cabinet in 1999, Ontario's Tourism Minister and Minister of Transportation. Mr. Klees also currently sits as a member of the Board of Directors for numerous private and public companies, including Roxul, Inc. and Tribute Resources, Inc. He obtained a Theology diploma from Toronto Baptist Seminary in 1973. Mr. Klees also acts as a consultant to our company and devotes approximately 5% of his time to our business affairs.

Robert Richards assumed his position as a Director of our Company in September 2006. In addition, he has been the President and CEO of the William Osler Health Centre, Brampton, Ontario, since March 2005. Prior, from March 2004 through March 2005, he was retired. From 1998 through March 2004, he was the President and CEO of the Municipal Property Assessment Corporation, Pickering, Ontario. He received a Master of Business Administration degree in 1982 from York University, Toronto, and a Bachelor of Arts degree from the University of Windsor, with a combined mathematics and economics major, in 1972. He devotes only such time as necessary to our business.

Richard Smith became our Chief Financial Officer in November 2006. From June 2006 through October 2006, he was an independent consultant. His most significant client during this period was Monterra Lumber Mills Limited, Bolton, Ontario, Canada, a private company engaged in the manufacturing of softwood lumber products. From March 2003 through May 2006, Mr. Smith was the Chief Financial Officer for AMJ Campbell, Inc.,

Mississauga, Ontario, Canada, a private company engaged in moving and storage. From November 2001 through February 2003, Mr. Smith was an independent consultant with his most significant client being SMTC Corporation, Markham, Ontario, Canada, a NASDAQ and TSX listed company engaged in electronics manufacturing services. From August 1998 through October 2001, Mr. Smith was the Chief Financial Officer of SMTC Corporation. Mr. Smith received a Bachelor of Commerce degree from the University of Toronto in 1982 and became a Chartered Accountant by obtaining his certification from the Ontario Institute of Chartered Accountants in 1985. He shall devote substantially all of his time to our business affairs.

Steven Reader assumed his position as our Chief Operating Officer and Vice President – Development in July 2006. Prior to his assuming his positions with our Company, from 1992 through July 2006, Mr. Reader was the President of Chartwell Energy, Toronto, Canada, an energy company with operations throughout North America. He also spent a total of eleven years as a contractor for DTE Energy Services, Ann Arbor, Michigan, and TransCanada Pipelines, Toronto, Canada, where he was involved in power development for Canada and the U.S. He devotes substantially all of his business time to our operations.

Key Employee

Gordon Langille assumed his position as our Director of Project Management & Operations in April 2006. From March 2005 through March 2006, he was an independent consultant. His most significant client during this period was Epcor Utilities Inc., Edmonton, Alberta, Canada, a TSX listed company engaged in the supply of energy and water services. Prior to March 2005, Mr. Langille was employed by TransCanada Pipelines Limited in various positions over 37 years, most recently as Director of Commercial Operations. Mr. Langille has extensive experience in planning, constructing and operating TransCanada's power plants at a variety of locations in Canada.

BOARD COMMITTEES

Our Board of Directors currently has an Audit Committee, Compensation Committee, a Corporate Governance Committee and a Nominating Committee.

As of the date of this Prospectus the Audit Committee is composed of Messrs. Gertler, Durst and Richards. The function of the Audit Committee is to review our internal controls, our financial reporting and the scope and results of the audit engagement. It meets with appropriate financial personnel and independent public accountants in connection with these reviews. The Committee also recommends to the Board the appointment of the independent public accountants, who have access to the Committee at any time.

The Compensation Committee consists of Messrs. Richards, Durst and Gertler. This Committee makes periodic reviews of executive compensation plans, policies, programs and benefit plans and to make recommendations as to compensation for our executive officers.

The Corporate Governance Committee consists of Messrs. Klees, Gertler and Laschinger. This Committee develops and recommends to our Board of Directors the governance principles applicable to us, makes periodic reviews of our governance standards, and ensures that we comply with all legal, regulatory and ethical controls and standards in our corporate direction, structure, performance and relationships.

The Nominating Committee consists of Messrs. Klees, Durst and Laschinger. This Committee assists the Board of Directors in identifying prospective director nominees and approves director nominees for the next annual meeting of stockholders.

FAMILY RELATIONSHIPS

There is no family relationship between any of our directors or executive officers. The son of our CEO, Fraser Laschinger is employed by us as our Director of Business Development. Fraser Laschinger is a graduate of the Richard Ivey School of Business at the University of Western Ontario.

EXECUTIVE COMPENSATION

REMUNERATION

During our fiscal years ended December 31, 2005 and 2004, no executive officer or any other employee received any compensation. Following is a table containing the aggregate compensation paid to our Chief Executive Officer and all other officers who received aggregate compensation exceeding $100,000 during our fiscal year ended December 31, 2006:

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | | | | | |
| | | | | | Awards | | | | | |
		Salary ($)	Bonus ($)	Restricted Stock Awards ($)	Stock Option Awards ($)	Securities underlying options/ SARS (#)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation ($)	Total Compensation ($)
Gordon Laschinger, Chief Executive Officer, President and Chairman of the Board	2006	$ 178,486	$ 0	$ 0	$ 917,193	2,000,000	$ 0	$ 0	$ 0	$ 1,095,679
Steven Reader, Chief Operating Officer, Vice-President-Business Development	2006	$ 109,769	0	$ 0	84,826	300,000	0	$ 0	0	$ 194,595

In addition, following is a table delineating the itemization of salaries and benefits paid during the fiscal year ended December 31, 2006, to all of our officers, directors and employees:

Name	Position	Start Date	Salary & Benefits	Stock Options (1)	Total
Gordon Laschinger	President, Chief Executive Officer and Director	April 1, 2006	$ 178,486	$ 917,193	$1,095,679
Richard Smith	Chief Financial Officer	November 1, 2006	30,432	18,893	49,325
Steve Reader	Chief Operating Officer	July 15, 2006	109,769	84,826	194,595
Andrew Telsey	Secretary & Director	September 8, 2006	—	16,830	16,830
All other Directors and employees		Various	166,301	630,612	796,913

Name	Position	Start Date	Salary & Benefits	Stock Options (1)	Total
Total			$ 484,988	$ 1,668,354	$2,153,342

(1) Non-cash transactions

COMPENSATION OF DIRECTORS

In September 2006, our Board of Directors adopted a policy whereby a non-salaried Director shall be paid the following compensation for their services while acting in the capacity of a Director: (i) an annual sum of Ten Thousand (C$10,000) Dollars, payable in quarterly installments; (ii) the sum of Five Hundred (C$500) Dollars for attendance at or participation in each meeting of the Board of Directors; (iii) out-of-pocket expenses incurred by such Director for attendance at or participation in each meeting of the Board of Directors; and (iv) the granting of options under the Company's 2006 Stock Plan to purchase 25,000 shares of our Common Stock at an option price of One ($1.00) Dollar per share, such options to expire five (5) years from the date of issuance. Mr. Laschinger does not participate in the options granted.

EMPLOYMENT AGREEMENTS

Beginning in April 2006, we entered into an employment agreement with Gordon Laschinger, our CEO. In July 2006 we entered into an employment agreement with Steven Reader, our COO. In December 2006, we entered into an employment agreement with Richard Smith, our CFO.

Mr. Laschinger's agreement provides for a three year term, Mr. Reader's agreement for a four year term, and Mr. Smith's agreement has no term. All agreements provide for vacation time, reimbursement of expenses relating to our business and provides for each employee to participate in benefit plans maintained by us that provide for health, dental and disability insurance. All agreements further provide for termination upon their death and, in the case of Mr. Laschinger and Mr. Reader, also on a final determination of their disability. The agreements may be further terminated upon cause, defined in the agreements as any material failure by the employee to perform the services for which they were retained if they do not cure the same within two weeks after receipt of notice of such default, the voluntary or involuntary bankruptcy of the employee, fraud and dishonesty, gross negligence, unethical or immoral conduct or willful malfeasance by the employee in connection with the performance of his duties under the agreement, or the conviction of the employee of a felony.

During the initial nine-month period of the agreements, we cannot terminate Mr. Laschinger or Mr. Reader except for cause. Thereafter, we have the right to terminate the respective agreements provided that we pay an amount equal to each employee's base salary, fixed expenses and benefits, if any, on three months notice. Mr. Smith can be terminated at any time provided that we pay an amount equal to his base salary, fixed expenses and benefits, if any, with notice as determined by Ontario common law. Pursuant to the terms of his agreement, the base salary payable to Mr. Laschinger was initially C$15,000 per month. This base salary has since increased to C$25,000 per month. The base salary payable to Mr. Reader is C$22,000 per month. Mr. Smith's base salary is C$15,000 per month. All three agreements provide for an escalating salary upon the occurrence of certain events. In the discretion of our Compensation Committee, Mr. Laschinger and Mr. Reader may receive an annual bonus equal to 50% of their base salary and Mr. Smith may receive an annual bonus equal to 30% of his base salary.

STOCK PLAN

On April 4, 2006, our Board of Directors and a majority of our shareholders approved by consent our "2006 Stock Plan" (the "Plan"). This Plan provides for the grant of incentive and non-qualified stock options that may be issued to key employees, non-employee directors, independent contractors and others, and we have reserved

8,000,000 shares of our Common Stock for issuance under the Plan. The options are to be granted for a term of not more than ten (10) years for Non-qualified Stock Options and not more than five (5) years for Incentive Stock Options and other terms and conditions that are usual and customary. As of the date of this Prospectus, the following options have been issued pursuant to the Plan. Each option may be exercised at a price of $1.00 per share. The number of shares indicated on the table are presented on a post forward split basis.

Name	Date of Grant	No. of Options	Vesting Period
Gordon Laschinger (1)	April 1, 2006	2,000,000	equal amounts each quarter over 8 quarters from grant
Fraser Laschinger (2)	May 1, 2006	200,000	equal amounts each quarter over 8 quarters from grant
Natalie Horrell (2)	June 8, 2006	24,000	equal amounts each quarter over 8 quarters from grant
Steve Reader (2)	July 15, 2006	300,000	equal amounts each quarter over 12 quarters from grant
Andrew Gertler (3)	September 8, 2006 June 6, 2007	175,000 75,000	immediately at grant 25,000 immediately at grant and 25,000 annually in each of 2 years from grant
Paul Durst (3)	September 8, 2006 June 6, 2007	25,000 75,000	immediately at grant 25,000 immediately at grant and 25,000 annually in each of 2 years from grant
Frank Klees (3)	September 8, 2006	200,000	50,000 shares in equal amounts each quarter over the first year from grant, 50,000 shares in equal amounts each quarter over the second year from grant and 100,000 shares in equal amounts each quarter over the third year from grant
Robert Richards (3)	September 8, 2006 June 6, 2007	25,000 75,000	immediately at grant 25,000 immediately at grant and 25,000 annually in each of 2 years from grant
Andrew Telsey (1)	September 8, 2006 November 2, 2006 June 6, 2007	125,000 75,000	25,000 shares immediately at grant, 100,000 shares in equal amounts annually over 3 years from grant 25,000 immediately at grant and 25,000 annually in each of 2 years from grant
Christina Ferrari (4)	November 2, 2006	100,000	equal amounts each quarter over one year from grant
Robert D. Ferrari (4)	November 2, 2006	100,000	equal amounts each quarter over one year from grant
Caterina Ferrari (4)	November 2, 2006	100,000	equal amounts each quarter over one year from grant
Patricia Lomprinos (4)	November 2, 2006	100,000	equal amounts each quarter over one year from grant
Annette Pistilli (4)	November 2, 2006	75,000	equal amounts each quarter over one year from grant

Name	Date of Grant	No. of Options	Vesting Period
Monika Fabbro (4)	November 2, 2006	100,000	equal amounts each quarter over one year from grant
Carmela Rogers (4)	November 2, 2006	50,000	equal amounts each quarter over one year from grant
Sukhdev Chagger (4)	November 2, 2006	25,000	equal amounts each quarter over one year from grant
Libertad Martinez (4)	November 2, 2006	50,000	equal amounts each quarter over one year from grant
Robert Carley (4)	November 2, 2006	200,000	equal amounts each quarter over one year from grant
Richard Smith (2)	November 2, 2006	90,000	equal amounts each quarter over 9 quarters from grant
Gordon Langille (2)	November 2, 2006	75,000	equal amounts annually over 3 years from grant

(1) Officer and Director of our Company.
(2) Employee of our Company.
(3) Director of our Company.
(4) Founder of our Company

Fraser Laschinger is the adult son of Gordon Laschinger, who disclaims all beneficial ownership of shares owned by Fraser Laschinger.

The purpose of the Plan is to aid us in retaining the services of executive and key employees and in attracting new management personnel when needed for future operations and growth, and to offer such personnel additional incentive to put forth maximum efforts for the success of our business and opportunities to obtain or increase proprietary interest and, thereby, to have an opportunity to share in our success.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATED PARTY TRANSACTIONS

We are leasing our Barrie site and our principal office space from Fercan Developments Inc., a company affiliated with Rosten Investments Inc. ("Rosten"). In September 2006, we deposited $200,000 in trust with Aurora Beverage Corporation ("Aurora"), an entity affiliated with Rosten, to hold storage tanks for possible use in ethanol production. This refundable deposit gave us a right of first refusal on the tanks for a period of 180 days at a price to be negotiated. Following a decision not to utilize these storage tanks, we were refunded this deposit in February 2007. Rosten owns 10,000,000 or 9.5% of our outstanding Common Stock.

During the year 2006, we repaid $2,000 to Corsair Advisors, Inc., an entity owned by a stockholder, for advances it had made on our behalf prior to December 31, 2005. This $2,000 amount was included in accounts payable at December 31, 2006.

We utilized the office space and equipment of a stockholder at no cost until April 2006 when we entered into a lease for office space, as further discussed in Note 8 to our audited financial statements included herein. During April 2006, we, through a Canadian subsidiary, entered into the Barrie lease for property to be used as an ethanol processing facility, as further discussed in Note 8. These leases were entered into with Fercan Developments Inc., a company owned by the same individual that owns Rosten Investments Inc. ("Rosten").

Andrew I. Telsey, our Corporate Secretary and one of our Directors, is also the sole shareholder of Andrew I. Telsey, P.C., our corporate and securities counsel. During our fiscal year ended December 31, 2006, we paid Andrew I. Telsey, P.C. an aggregate of $86,324.26 in fees and expenses. During our six months ended June 30, 2007, we paid Andrew I. Telsey, P.C. an aggregate of $37,503 in fees and expenses. Of this amount $10,157 was included in accounts payable at June 30, 2007.

During the year ended December 31, 2006, we purchased $59,202 in furniture and design services from Dragonfly Design Group, a company owned by the adult daughter of the Company's Chairman, President and Chief Executive Officer. Of this amount $9,791 was included in accounts payable at December 31, 2006. During the six months ended June 30, 2007, we purchased $2,024 in furniture and design services from Dragonfly Design Group.

The trustee of the Union Capital Trust Line of Credit is Ronald Wyles. Ronald Wyles owns 10,000,000 or 9.5% of our outstanding Common Stock.

During the six months ended June 30 2007, we received a loan advance of $20,000 from Richard Brezzi that was repaid. Richard Brezzi owns 10,000,000 or 9.5% of our outstanding Common Stock.

During the six months ended June 30 2007, we received loan advances of $122,000 from Aurora Beverage Corporation and repaid $24,000 of that amount.

On July 9, 2007, we entered into a Line of Credit Agreement with Aurora Beverage Corporation ("Aurora') wherein Aurora has agreed to provide a $1 million unsecured line of credit. Interest accrues at the rate of eight percent (8% per annum) and is payable monthly. Principal and unpaid interest is due on or before July 8, 2008.

There are no other related party transactions that are required to be disclosed pursuant to Regulation S-B promulgated under the Securities Act of 1933, as amended.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below lists the beneficial ownership of our voting securities as of the date of this Prospectus by each person known by us to be the beneficial owner of more than 5% of such securities, as well as each of our officers and directors and our officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. Included in the table are shares of our Common Stock that underlie outstanding options that may be exercised over the next year.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Ronald Wyles 2170 Lakeshore Road, #204 Burlington, Ontario, L7R 1A6, Canada	10,000,000	9.5%
Common	Robert Watson 6 Buerkle Crescent Kitchener, Ontario, N2P 2S1, Canada	10,000,000	9.5%

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Common	Robert Mark Young 204 Pandora Crescent Kitchener, Ontario, N2H 3E6, Canada	10,000,000		9.5%
Common	Boris Emanuel PO Box W325 Woods Center, Antigua	10,000,000		9.5%
Common	Karen Georgiou 10150 Pineview Trail Campbellville, Ontario, L0P 1B0, Canada	10,000,000		9.5%
Common	Zoran Bakich 1200 Don Mills Rd, Suite 517 Toronto, Ontario, M3B 3N8, Canada	10,000,000		9.5%
Common	Richard Brezzi 209 Shirley Dr Richmond Hill, Ontario, L4S 1T4, Canada	10,000,000		9.5%
Common	Lou Pupolin 2951 Highway #7, Unit 7 Concord, Ontario, L4K 1W3, Canada	10,000,000		9.5%
Common	1019562 Ontario Limited (1) 1 St. Paul Street, Unit 10 St. Catherines, Ontario, L2R 7L2, Canada	10,000,000		9.5%
Common	Rosten Investments Inc. (2) 193 King Street East Suite 200 Toronto, Ontario, M5A 1J5, Canada	10,000,000		9.5%
Common	Gordon Laschinger (3) 193 King Street East Suite 300 Toronto, Ontario, M5A 1J5, Canada	1,250,000	(4)	1%
Common	Andrew I. Telsey (3) 12835 E. Arapahoe Road Tower 1 Penthouse #803 Englewood, CO 80112	50,000	(4)	*
Common	Andrew Gertler (3) 193 King Street East Suite 300 Toronto, Ontario, M5A 1J5, Canada	200,000	(4)	*
Common	Paul Durst (3) 193 King Street East Suite 300 Toronto, Ontario, M5A 1J5, Canada	50,000	(4)	*

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Common	Robert Richards (3) 193 King Street East Suite 300 Toronto, Ontario, M5A 1J5, Canada	50,000	(4)	*
Common	Frank Klees (3) 193 King Street East Suite 300 Toronto, Ontario, M5A 1J5, Canada	50,000	(4)	*
Common	Steven Reader (3) 193 King Street East Suite 300 Toronto, Ontario, M5A 1J5, Canada	100,000	(4)	*
Common	Richard Smith (3) 193 King Street East Suite 300 Toronto, Ontario, M5A 1J5, Canada	30,000	(4)	*
Common	All Officers and Directors as a Group (8 persons)	1,780,000	(4)	2

---

*   Less than 1%

(1) Nicola DeRosa is the sole shareholder and principal officer of this company and possesses voting and investment control over these shares of common stock. His address is the same as the address indicated.
(2) Vince DeRosa is the sole shareholder and principal officer of this company and possesses voting and investment control over these shares of common stock. His address is the same as the address indicated.
(3) Officer and/or Director of our Company.
(4) All of these shares are subject to option at an exercise price of $1.00 per share. An aggregate of 1,780,000 shares are subject to option that may be exercised over the 60 day period following the date of this Prospectus by our officers and/or directors. *See* "EXECUTIVE COMPENSATION – STOCK PLAN."

DESCRIPTION OF SECURITIES

The stock being registered under our Form SB-2 registration statement, of which this Prospectus is a part, is Common Stock of Northern Ethanol, Inc., having a par value of $0.0001 per share. The total number of shares of Common Stock that we have authority to issue is two hundred fifty million (250,000,000) shares, par value of $0.0001 per share. All of the Common Stock authorized under our Certificate of Incorporation, as amended, has equal voting rights and powers without restrictions in preference. The holder of any of our Common Stock shall possess voting power for the election of Directors and for all other purposes, subject to such limitations as may be imposed by law and by any provision of the Certificate of Incorporation in the exercise of their voting power. The holders of our Common Stock shall have neither pre-emption nor dividend rights pursuant to our Certificate of Incorporation, as amended.

Our Certificate of Incorporation, as amended, also authorizes one hundred million shares of Preferred Stock, par value of $0.0001 per share, none of which has been issued. The Preferred Stock is entitled to preference over the Common Stock with respect to the distribution of assets of our Company in the event of liquidation, dissolution, or winding-up of our Company, whether voluntarily or involuntarily, or in the event of the any other distribution of assets of our Company among our stockholders for the purposes of winding-up our affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors, in their sole discretion, have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation, as amended, subject to certain limited exceptions, eliminates the personal liability of a Director to our Company or our shareholders for monetary damage for any breach of duty as a Director. There is no elimination of liability for (i) any breach of a duty of loyalty, (ii) an act or omission which includes intentional misconduct or knowing violation of law, or (iii) any transaction from which a director derives an improper personal benefit. In addition, if at any time the General Corporation Law of Delaware is amended to authorize further elimination or limitation of the personal liability of a director, then the liability of each Director shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Delaware statute require such action.

Insofar as indemnification for liability arising under the Securities Act may be permitted to officers and Directors of our Company pursuant to the foregoing provisions, we have been told that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of Common Stock by the Selling Stockholders. We will not receive any proceeds from the resale of the Common Stock by the Selling Stockholders. Assuming all the shares registered below are sold by the Selling Stockholders, none of the Selling Stockholders will own one percent or more of our Common Stock.

None of the Selling Shareholders are officers, Directors or principal shareholders of our Company, or have held any material relationship with us for the three-year period prior to the date of this Prospectus. In addition, none of the Selling Stockholders is a registered broker dealer or associated with an NASD member firm. Unless otherwise indicated, to the best of our knowledge none of the Selling Shareholders own any additional shares of our Common Stock.

This Prospectus, as it may be amended or supplemented from time to time, is deemed to relate to the 4,096,500 shares of Common Stock. Each investor has executed and delivered to us a confirmation that they are each an "accredited investor," as that term is defined under the Securities Act of 1934, as amended, or pursuant to Canadian securities laws, as applicable. The Selling Stockholders and the number of shares of our Common Stock they currently own that are being registered herein are as follows. Each Selling Shareholder owns less than 1% of our issued and outstanding Common Stock.

Name	No. of Shares
PES Realty (1)	300,000
Walter Rigobon	75,000
Fossil Investments (2)	300,000

Name	No. of Shares
John Audia	50,000
Audia Investments Limited (3)	250,000
Silvio Marsili	150,000
Paul Salerno	275,000
Tony Guglietti	200,000
Rita Rigobon	100,000
Sandy Falconi	2,500
Lisa Falconi	2,500
Anna Sleva	35,000
Joseph Sleva	20,000
Anna Luciani-Marzo	5,000
Carlo Marzo	5,000
Anthony Pascale	8,000
Michele Axelrod	5,000
Laurence McCuaig	18,000
Max Luthardt	2,500
Joe Clasadonte	5,000
Caninco Inc. (4)	50,000
Rowan Management Limited (5)	50,000
Cindy C. Hodgkinson	25,000
Alfredo Asta	5,000
Domenic Gallizzi	10,000
Zodiac Landev Mgmt Inc. (6)	50,000
Marco Stancato	3,000
Citiprop Holdings Inc. (7)	50,000
Brian D. Nelson	50,000
Kenneth Rovinelli	15,000
Thomas G. McCarthy	200,000
Vojin Vasic	100,000
Joanne Guidi	25,000
Lisa Guidi	10,000
Len Watson	25,000
Nada Morra	35,000
Paola Petrella	10,000
Ann-Gus Holdings Limited (8)	250,000
Wagema Holdings Limited (9)	250,000
Kurt Schickedanz Holdings Limited (10)	250,000
Daniel Schickedanz Holdings Limited (11)	250,000
Lisa Steuer Family Limited Partnership (12)	100,000
Tina Schickedanz	50,000
Heidi & Brendan Matthias	100,000

Name	No. of Shares
Susanne Flaig	50,000
David Snell	75,000
Mario Salerno	100,000
Anne Marie Salerno	100,000
Total	4,096,500

(1) Paul Salerno is the sole officer and director.
(2) Walter Rigobon is the sole officer and director.
(3) John Audia is the sole officer and director.
(4) Harry J. Carmichael is the sole officer and director.
(5) Roger Rowan is the sole officer and director.
(6) Attilio Lio is the sole officer and director.
(7) George Mamolity is the sole officer and director.
(8) Gustau Schickedanz is the sole officer and director.
(9) Gerhard Schickedanz is the sole officer and director.
(10) Johanna Schickedanz is the sole officer and director.
(11) Daniel Schickedanz is the sole officer and director.
(12) Lisa Steuer is the general partner.

PLAN OF DISTRIBUTION

Each of the Selling Stockholders and any of their pledgees, assignees and successors-in-interest, may sell Common Stock from time to time on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. Until our shares of Common Stock are approved for trading on the OTC Bulletin Board, the shares may only be sold at a fixed price of $1.50 per share. Thereafter, these sales may be at fixed prices, or prevailing market prices or privately negotiated prices. Each selling shareholder will act independently from us in making decisions with respect to the manner, timing, price and size of each sale. A Selling Stockholder may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- settlement of short sales;

- broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale; and

- any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this Prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. None of the Selling Stockholders is a registered broker dealer or associated with an NASD member firm.

In connection with the sale of our Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our Common Stock short and deliver these Securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these Securities. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

In order to comply with the securities laws of some states, the Selling Stockholders must sell the shares in those States only through registered or licensed brokers or dealers. In addition, in some States the Selling Stockholders must sell the shares only if we have registered or qualified those shares for sale in the applicable State or an exemption from the registration or qualification requirement is available and the selling shareholder complies with the exemption.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares.

Because Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any Securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this Prospectus. Each Selling Stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

NASD Notice to Members 88-101 states that in the event a Selling Stockholder intends to sell any of the shares registered for resale in this Prospectus through a member of the NASD participating in a distribution of our

Securities, such member is responsible for insuring that a timely filing is first made with the Corporate Finance Department of the NASD and disclosing to the NASD the following:

- it intends to take possession of the registered Securities or to facilitate the transfer of such certificates;

- the complete details of how the Selling Stockholders shares are and will be held, including location of the particular accounts;

- whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the Selling Stockholders, including details regarding any such transactions; and

- in the event any of the Securities offered by the Selling Stockholders are sold, transferred, assigned or hypothecated by Selling Stockholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of NASD for review.

No persons associated with us or the Selling Stockholders may participate in the distribution of the shares to be offered by Selling Stockholders unless they meet the safe harbor provisions of the SEC Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 with respect to exemption from registration as a broker/dealer.

We agreed to keep this Prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect, or (ii) all of the shares have been sold pursuant to the Prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable State securities laws. In addition, in certain States, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable State or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our Common Stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our Common Stock by the Selling Stockholders or any other person. We will make copies of this Prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this Prospectus to each purchaser at or prior to the time of the sale.

Any Selling Stockholder may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this Prospectus.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

At the time a Selling Stockholder makes a particular offer of shares we will, if required under applicable rules and regulations, distribute a Prospectus supplement that will set forth:

- the number of shares that the Selling Stockholder is offering;

- the terms of the offering including the name of any underwriter, dealer or agent;

- the purchase price paid by any underwriter;

- any discount, commission and other underwriter compensation;

- discount, commission or concession allowed or reallowed or paid to any dealer; and

- the proposed selling price to the public.

We will not receive any proceeds from sales of any shares by the Selling Stockholders.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On July 19, 2006, the firm of Raich Ende Malter & Co. LLP ("REM"), our independent accountant during the period from November 29, 2004 (inception) through July 19, 2006, was dismissed. Our Board of Directors authorized this action. REM had audited our financial statements for the fiscal year ended December 31, 2005, and for the period from November 29, 2004 (inception) to December 31, 2004, and reviewed our financial statements for the period ended March 31, 2006.

In connection with the audits of our financial statements from November 29, 2004 (inception) to December 31, 2004 and for the year ended December 31, 2005 and during the interim period through July 19, 2006, there were no disagreements with REM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to the satisfaction of REM, would have caused them to make reference in connection with its reports to the subject matter of the disagreements.

The audit report of REM on our financial statements from November 29, 2004 (inception) to December 31, 2004 and as of and for the year ended December 31, 2005, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

Effective July 19, 2006, we retained the firm of KPMG as our auditors. There were no consultations between us and KPMG prior to their appointment.

LEGAL MATTERS

Andrew I. Telsey, P.C., Englewood, Colorado, will issue an opinion with respect to the validity of the shares of Common Stock being offered hereby. Andrew I. Telsey, sole shareholder of Andrew I. Telsey, P.C., who is also one of our Directors and our Corporate Secretary, has been issued an option to purchase 175,000 shares of our Common Stock at an exercise price of $1.00 per share, which options shall expire from September 2011 to June 2012 unless exercised prior thereto. Of these 175,000 share options, 25,000 share options vested immediately at the September 8, 2006 date of grant and 100,000 share options vest in equal amounts annually over 3 years from the November 2, 2006 date of grant and 25,000 share options vested immediately at the June 6, 2007 date of grant and 25,000 share options vest one year from the June 6, 2007 date of grant and 25,000 share options vest two years from the June 6, 2007 date of grant.

EXPERTS

The financial statements as of December 31, 2006 and 2005, and for the years ended December 31, 2006 and 2005 and for the period from November 29, 2004 (inception) through December 31, 2006, are included in this Prospectus, to the extent and for the periods indicated in their reports, have been audited by KPMG LLP, Independent Registered Public Accountants and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of Common Stock being offered by this Prospectus, and reference is made to such registration statement. This Prospectus constitutes the Prospectus of Northern Ethanol, Inc. filed as part of the registration statement and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are currently subject to the informational requirements of the Securities Exchange Act of 1934 that require us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities of the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public could obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov.



Northern Ethanol, Inc.

4,096,500 Shares

PROSPECTUS

[_____], 200__

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Under the Delaware General Corporation Law and our Certificate of Incorporation, as amended, our directors and officers will have no personal liability to us or our shareholders for monetary damages incurred as the result of the breach or alleged breach by a director or officer of his "duty of care." This provision does not apply to the directors': (i) acts or omissions that involve intentional misconduct, fraud or a knowing and culpable violation of law, or (ii) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of his duties, including gross negligence.

The effect of this provision in our Certificate of Incorporation is to eliminate the rights of our Company and our shareholders (through shareholder's derivative suits on behalf of our Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) and (ii) above. This provision does not limit nor eliminate the rights of our Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. Section 145 of the Delaware General Corporation Law provides corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

Estimates of fees and expenses incurred or to be incurred in connection with the issuance and distribution of the Securities being registered, all of which are being paid exclusively by the Company are as follows:

Securities and Exchange Commission registration fee	$	457.05	
Printing and mailing costs and fees	$	1,000.00	*
Legal fees and costs	$	50,000.00	*
Accounting fees and costs	$	80,000.00	*
Transfer Agent fees	$	1,000.00	*
Miscellaneous expenses	$	2,000.00	*
TOTAL	$	134,457.05	*

_____

* Estimated

Item 26. Recent Sales of Unregistered Securities.

In July 2006, we commenced a private offering of our Common Stock. This offering was successfully closed in September 2006. We sold an aggregate of 4,096,500 shares of our Common Stock to 48 "accredited investors" (as that term is defined in both the Canadian and US securities laws) at a price of $1.00 per share and received aggregate net proceeds of $3,846,500 therefrom. Two of these investors are residents of the United States, with the balance residents of Canada. We relied upon the exemptions from registration provided by Regulation S and Regulation D, each promulgated under the Securities Act of 1933, as amended, to issue these shares.

We paid Union Capital, Inc., an advisory service located in Nassau, Bahamas, commissions totaling $250,000 for their assistance in this offering.

We issued 150,000 shares of Common Stock (pre-forward split) on December 15, 2004, to Andrew Gertler, Joseph Galda and Eric Boyd for cash consideration of $0.0001 per share for an aggregate investment of $15. We also issued 10,000,000 shares (pre-forward split) on December 15, 2004, to ten individuals for cash consideration of $0.005 per share for an aggregate consideration of $50,000. We sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

Neither we nor any person acting on our behalf offered or sold the aforesaid Securities by means of any form of general solicitation or general advertising. Purchasers, or the beneficial owners of purchasers that are entities, are friends or business associates of our officers and Directors who held those offices at the time of the share issuance.

In May 2006, Messrs. Gertler, Boyd and Galda voluntarily surrendered 35,000, 45,000 and 35,000 shares (pre-forward split), respectively, of our Common Stock that had been previously issued to them back to us for cancellation. In September 2006, Messrs. Gertler and Boyd voluntarily surrendered 150,000 and 50,000 shares (post-forward split), respectively, of our Common Stock that had been previously issued to them, back to us for cancellation. In September 2006, Mr. Galda also agreed to surrender 150,000 shares (post-forward split) that had been previously issued to him, although he has not formally executed the documentation to effectuate such surrender but did execute the consent of the board of directors authorizing the acceptance of the surrender and cancellation of such shares. Messrs. Gertler, Boyd and Galda surrendered their shares as their participation in the formation and development of our Company had not been required to the level initially anticipated.

Except as stated above, we did not use any underwriter or placement agent in the issuance of our Securities and no commissions were paid.

We did not issue any other of our Securities during the previous three year period.

Item 27. Exhibits.

Exhibit No.	**Description**
3.1	Certificate of Incorporation*
3.2	Bylaws*
3.3	Certificate of Amendment to Certificate of Incorporation dated August 2, 2006****
5.1	Opinion of Andrew I. Telsey, P.C.

10.1	Lease dated April 20, 2006 for proposed Barrie facility**
10.2	Lease dated April 11, 2006 for Toronto offices**
10.3	Employment Agreement of Gordon Laschinger dated April 12, 2006**
10.5	Employment Agreement of Steven Reader dated July 17, 2006***
10.6	Project Development Agreement with Delta-T Corporation, Williamsburg, Virginia, dated July 27, 2006****
10.7	Project Development Agreement with Delta-T Corporation, Williamsburg, Virginia, dated September 7, 2006****
10.8	Agreement with Parish & Heimbecker, Limited dated August 18, 2006****
10.9	Employment Agreement of Richard Smith dated December 13, 2006*****
10.10	Line of Credit Agreement with Union Capital Trust******
10.11	Letter of Intent with Quad County Corn Processors Cooperative dated March 27, 2007******
10.12	Engagement Letter with WestLB AG, New York Branch, dated December 5, 2006*******
10.13	Fee Letter with WestLB, AG, New York Branch, dated December 5, 2006*******
10.14	Term Sheet with Aker Kvaerner Songer Canada Ltd. dated March 9, 2007*******
10.15	Line of Credit Agreement and Promissory Note with Aurora Beverage Corporation********
10.16	Purchase and Sale Agreement with LANXESS Inc.*********
21.1	List of Subsidiaries****
23.1	Consent of Andrew I. Telsey, P.C.
23.2	Consent of Muse Stancil & Co.*******
23.3	Consent of KPMG LLP
99.4	Muse Stancil Competitive Analysis of Proposed Ethanol Facilities prepared for the Company dated September 2006*******

___

* Filed as an exhibit to the Company's registration statement on Form 10-SB/A, as filed with the Securities and Exchange Commission on November 10, 2005, and incorporated herein by this reference.

**	Filed as an exhibit to the Company's Form 10-QSB for the period ended April 31, 2006, as filed with the Securities and Exchange Commission on May 24, 2006, and incorporated herein by this reference.

***	Filed as an exhibit to the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 7, 2006, and incorporated herein by this reference.

****	Filed as an exhibit to the Company's Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on October 12, 2006 and incorporated herein by this reference.

*****	Filed as an exhibit to the Company's Registration Statement on Form SB-2A1, as filed with the Securities and Exchange Commission on January 19, 2007 and incorporated herein by this reference.

******	Filed as an exhibit to the Company's Form 10-KSB, as filed with the Securities and Exchange Commission on April 27, 2007 and incorporated herein by this reference.

*******	Filed as an exhibit to the Company's Registration Statement on Form SB-2A2, as filed with the Securities and Exchange Commission on May 4, 2007 and incorporated herein by this reference.

********	Filed as an exhibit to the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 1, 2007 and incorporated herein by this reference.

*********	Filed as an exhibit to the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 20, 2007 and incorporated herein by this reference.

Item 28. Undertakings.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement:

(a)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)	to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material changes as such information in the Registration Statement.

2.	That for the purpose of determining any liability under the Securities Act, such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the Offering.

4. To file during any period in which we offer or sell securities, a post effective amendment to this registration statement, to reflect in the prospectus any facts or events which, or individually or together, represent a fundamental change in the information in the registration statement.

5. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer or expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, Northern Ethanol, Inc., the Registrant, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on September 11, 2007.


NORTHERN ETHANOL, INC.


By: s/Gordon Laschinger_____
    Gordon Laschinger, Principal Executive
    Officer and President

By: s/Richard Smith_____
    Richard Smith, Principal Financial Officer
    and Accounting Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gordon Laschinger his attorney-in-fact and agent, with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	**Title**	**Date**
s/Gordon Laschinger_____ Gordon Laschinger	Chief Executive Officer, President and Director	September 11, 2007
s/Andrew I. Telsey_____ Andrew I. Telsey	Corporate Secretary and Director	September 11, 2007
s/Richard Smith_____ Richard Smith	Chief Financial Officer	September 11, 2007
s/Andrew M. Gertler_____ Andrew M. Gertler	Director	September 11, 2007

s/Robert Richards_____   Director   September 11, 2007
Robert Richards

s/Paul T. Durst_____   Director   September 11, 2007
Paul T. Durst

s/Frank F. Klees_____   Director   September 11, 2007
Frank F. Klees

NORTHERN ETHANOL, INC.

(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

<u>December 31, 2006 and 2005</u>:

<u>June 30, 2007 and 2006</u>:

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Northern Ethanol, Inc.

We have audited the accompanying consolidated balance sheets of Northern Ethanol, Inc. and subsidiaries (a development stage company) as of December 31, 2006 and 2005 and the related consolidated statements of operations, consolidated stockholders' equity and comprehensive income and consolidated cash flows for each of the years in the two-year period ended December 31, 2006 and from November 29, 2004, date of inception, to December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northern Ethanol, Inc. and subsidiaries (a development stage company) as of December 31, 2006 and 2005 and results of their operations and their cash flows each of the years in the two-year period ended December 31, 2006 and from November 29, 2004, date of inception, to December 31, 2006, in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 a) to the consolidated financial statements, the Company is a development stage company and has no revenue, no earnings, and negative operating cash flows. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in note 11 d). These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
August 29, 2007

F-2

Northern Ethanol, Inc.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)
Consolidated Balance Sheets
as of December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 561,715	$ 13,390
Accounts receivable	112,636	—
Deposits	402,308	—
Prepaid expenses	480,886	10,250
Total current assets	1,557,545	23,640
Property under development and equipment (note 3)	438,467	—
Assets under capital lease (notes 4 and 8)	17,233,707	—
Other assets	5,506	—
	$ 19,235,225	$ 23,640
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 117,371	$ 2,000
Accrued professional fees	125,000	3,098
Current portion of obligation under capital lease (note 8)	18,993	—
Total current liabilities	261,364	5,098
Obligation under capital lease (note 8)	16,031,367	—
	16,292,731	5,098
STOCKHOLDERS' EQUITY:		
Preferred stock, $.0001 par value; 100,000,000 shares authorized; none issued and outstanding (note 7)	—	—
Common stock, $.0001 par value; 250,000,000 shares authorized; (104,096,500 and 101,500,000 shares issued and outstanding as of December 31, 2006 and 2005, respectively (note 7))	10,410	10,150
Additional paid-in capital	5,554,459	39,865
Deficit accumulated during the development stage	(3,276,873)	(31,473)
Accumulated other comprehensive income	654,498	—
	2,942,494	18,542
Going concern (note 2 a))		
Commitments (note 10)		
Subsequent events (note 11)		
	$ 19,235,225	$ 23,640

See accompanying notes to consolidated financial statements

F-3

Northern Ethanol, Inc.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)
Consolidated Statements of Operations
For the years ended December 31, 2006, 2005 and from November 29, 2004, date of inception, to
December 31, 2006

| | **For the years ended December 31** | | **Nov 29, 2004 (Inception) to December 31** |
	2006	2005	2006
REVENUES	$ —	$ —	$ —
COST OF GOODS SOLD	—	—	—
GROSS MARGIN	—	—	—
OPERATING EXPENSES			
Salaries and benefits (note 6)	2,153,342	—	2,153,342
General and administrative	970,351	27,765	1,001,824
Occupancy costs	99,644	—	99,644
Depreciation	22,063	—	22,063
	3,245,400	27,765	3,276,873
NET LOSS	$ (3,245,400)	$ (27,765)	$ (3,276,873)
BASIC AND DILUTED LOSS PER SHARE	$ (0.03)	$ (0.00)	
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	102,534,308	101,500,000	

See accompanying notes to consolidated financial statements

F-4

Northern Ethanol, Inc.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)
Consolidated Statement of Stockholders' Equity and Comprehensive Income
For the years ended December 31, 2006, 2005 and from November 29, 2004, date of inception, to
December 31, 2006

	Common Stock			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares		Amount				
Inception, November 29, 2004 Stock issued for cash	101,500,000	$	10,150	$ 39,865	$ —	$ —	$ 50,015
Net loss for the period November 29, 2004 (inception) to December 31, 2004	—		—	—	(3,708)	—	(3,708)
Balances, December 31, 2004	101,500,000	$	10,150	$ 39,865	$ (3,708)	$ —	$ 46,307
Net loss for the year ended December 31, 2005	—		—	—	(27,765)	—	(27,765)
Balances, December 31, 2005	101,500,000	$	10,150	$ 39,865	$ (31,473)	$ —	$ 18,542
Shares cancelled (note 7)	(1,500,000)		(150)	150	—	—	—
Options issued for services	—		—	1,668,354	—	—	1,668,354
Stock issued for cash, net of issuance costs	4,096,500		410	3,846,090	—	—	3,846,500
Cumulative translation adjustment	—		—	—	—	654,498	654,498
Net loss for the year ended December 31, 2006	—		—	—	(3,245,400)	—	(3,245,400)
Balances, December 31, 2006	104,096,500	$	10,410	$ 5,554,459	$ (3,276,873)	$ 654,498	$ 2,942,494

See accompanying notes to consolidated financial statements

F-5

Northern Ethanol, Inc.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and from November 29, 2004, date of inception, to December 31, 2006

	For the years ended December 31,		November 29, 2004 (Inception to December 31,
	2006	**2005**	**2006**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net loss	$ (3,245,400)	$ (27,765)	$ (3,276,873)
Items not involving cash:			
Depreciation	22,063	—	22,063
Stock-based compensation	1,668,354	—	1,668,354
Changes in non-cash working capital balances:			
Accounts receivable	(112,636)	—	(112,636)
Deposits	(402,308)	—	(402,308)
Prepaid expenses	(470,636)	(750)	(480,886)
Accounts payable	115,371	2,000	117,371
Accrued liabilities	121,902	2,390	125,000
Other	(52,972)	—	(52,972)
Net cash (used in) provided by operating activities	(2,356,262)	(24,125)	(2,392,887)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	3,846,500	—	3,896,515
Principal payment of capital lease obligation	(3,735)	—	(3,735)
Net cash (used in) provided by financing activities	3,842,765	—	3,892,780
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property under development and equipment	(460,530)	—	(460,530)
Assets under capital lease	(472,142)	—	(472,142)
Other assets	(5,506)	—	(5,506)
Net cash (used in) provided by investing activities	(938,178)	—	(938,178)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	548,325	(24,125)	561,715
CASH AND CASH EQUIVALENTS:			
Beginning of period	13,390	37,315	—
End of period	$ 561,715	$ 13,390	$ 561,715
SUPPLEMENTAL CASH FLOW INFORMATION			
Assets acquired under capital lease	$ 16,761,565	$ —	$ 16,761,565
Cash paid for income taxes	—	—	353

See accompanying notes to consolidated financial statements

F-6

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

1. OVERVIEW:

The Company was incorporated as "Beaconsfield I, Inc." in the State of Delaware on November 29, 2004, as a "blank check" company for the purpose of engaging in the potential future merger or acquisition of an unidentified target business.

On December 15, 2004, the Company issued 150,000 shares of its Common Stock for a total of $15 in cash. Additionally on that date, the Company issued 10,000,000 shares (pre-forward split) of its Common Stock, for a total of $50,000 in cash.

In July 2006, the Company engaged in a forward split of its Common Stock whereby it issued ten (10) shares of its Common Stock for every one (1) share then issued and outstanding. All references in these consolidated financial statements and notes to our issued and outstanding Common Stock are provided on a post-forward split basis, unless otherwise indicated.

In July 2006, the holders of a majority of the then issued and outstanding Common Stock approved an amendment to the Certificate of Incorporation wherein the Company's name was changed to "Northern Ethanol, Inc." to better reflect its current business plan. Northern Ethanol, Inc. is currently considered a "development stage" company.

The Company has two wholly-owned subsidiaries, Northern Ethanol, LLC, a New York limited liability company and Northern Ethanol (Canada) Inc., a Canadian corporation, which has three wholly-owned subsidiaries, Northern Ethanol (Barrie) Inc., Northern Ethanol (Sarnia) Inc. and Northern Ethanol Investments Inc., each of which is also a Canadian corporation.

2. SIGNIFICANT ACCOUNTING POLICIES:

a) Basis of presentation

<u>Going concern</u>:

There is substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will commence ethanol producing operations in the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has no revenue, no earnings, and negative operating cash flows, and has financed its activities through the issuance of shares and capital lease arrangements. The Company's ability to continue as a going concern is dependent on obtaining investment capital and achieving profitable operations. There can be no assurance that the Company will be successful in raising sufficient investment capital to commence ethanol producing operations and to generate sufficient cash flows to continue as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to commence ethanol producing operations in accordance with this assumption.

NORTHERN ETHANOL, INC.

(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

<u>Consolidation</u>:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated on consolidation.
Comparatives:

Certain items in the comparative statements have been reclassified to be consistent with the presentation in the current year.

b) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Actual results may differ from these estimates.

c) Cash and cash equivalents:

Cash and cash equivalents consist of all highly-liquid investments with an original maturity of three months or less. Such investments are stated at cost plus accrued interest, which approximates market value.

d) Property under development and equipment:

Computer equipment and software are recorded at cost and depreciated on a straight-line basis over their estimated useful life of three years.

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful life of ten years.

Leasehold improvements are recorded at cost and depreciated on a straight-line basis over the shorter of the term of the lease and their estimated useful life.

Property under development consists of engineering, site design, permitting, and other development costs related to preparation for the construction of ethanol production facilities.

Depreciation and amortization commences at the time when the assets are available for use in operations.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):**

e) Leases:

The Company follows the guidance in Statement of Financial Accounting Standard ("SFAS") No. 13 "Accounting for Leases", as amended, which requires the Company to evaluate the lease agreements it enters into to determine whether they represent operating or capital leases at the inception of the lease.

f) Impairment of long-lived assets:

Long-lived assets are reviewed for impairment at least annually or whenever events or changes in circumstance indicate that the carrying amount of the asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the long-lived asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount that the carrying amount exceeds the fair value of the particular assets.

g) Capitalized interest:

In accordance with SFAS No. 34, the interest costs associated with the Company's capital lease obligation will be capitalized to assets under capital lease until the Barrie plant is substantially complete and ready for the production of ethanol.

h) Stock-based compensation:

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB") SFAS No. 123R, "Share Based Payment". SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized on a straight-line basis over the employee service period (usually the vesting period). That cost is measured based on the fair value of the equity or liability instruments issued using the Black-Scholes option pricing model.

NORTHERN ETHANOL, INC.

(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

i) Foreign currency translation:

The functional currency of the Company is United States dollars and the functional currency of its Canadian subsidiaries is Canadian dollars. The operations of the Canadian subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52 "Foreign Currency Translation" as follows:

(i) Assets and liabilities at the rate of exchange in effect at the balance sheet date; and

(ii) Revenue and expense items at the average rate of exchange prevailing during the period

Translation adjustments are included as a separate component of stockholders' equity (deficiency) as a component of comprehensive income or loss.

The Company and its subsidiaries translate foreign currency transactions into the Company's functional currency at the exchange rate effective on the transaction date. Monetary items denominated in foreign currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

j) Income taxes:

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that the full benefit of the deferred tax assets will not be realized.

k) Earnings (loss) per common share:

The Company computes net loss per common share using SFAS No. 128 "Earnings Per Share." Basic loss per common share is computed based on the weighted average number of shares outstanding for the period. Diluted loss per share is computed by dividing net loss by the weighted average common shares outstanding assuming all dilutive potential common shares were issued.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

l) Fair value of financial instruments:

The carrying value of cash and cash equivalents, other current assets, accrued expenses and accounts payable approximates fair value due to the short period of time to maturity. The carrying value of the obligation under capital lease approximates fair value as the discount rate of 12% in the capital lease approximates current market rates of interest available to the Company for the same or similar debt instruments.

m) Financial statement misstatements:

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*" ("SAB 108"). SAB No. 108 addresses how to quantify the effect of an error on the financial statements and requires a dual approach to compute the materiality of the misstatement. Specifically, the amount of the misstatement is to be computed using both the "rollover" method (i.e., the current year income statement perspective) and the "iron curtain" method (i.e., the year-end balance sheet perspective). SAB 108 is effective for fiscal years ending after November 15, 2006, and accordingly, the Company adopted SAB No. 108 in the fourth quarter of 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

n) Recent Accounting Pronouncements

In February 2006, the Financial Standards Board ("FASB") issued SFAS No. 155, "*Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.*" SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders' election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, *"Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140."* SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. The adoption of SFAS No. 156 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):**

n) Recent Accounting Pronouncements (Continued)

In June 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact, if any, FIN 48 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."* SFAS No. 158 requires the recognition of the funded status of a defined benefit plan in the balance sheet; the recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost; the measurement of defined benefit plan assets and obligations as of the balance sheet date; and disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period. In addition, SFAS No. 158 amends SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to include guidance regarding selection of assumed discount rates for use in measuring the benefit obligation. The recognition and disclosure requirements of SFAS No. 158 are effective for the Company's year ended December 31, 2006. The measurement requirements are effective for fiscal years ending December 31, 2008. The Company does not believe the adoption of SFAS No.158 will have a material impact on its consolidated financial statements.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

n) Recent Accounting Pronouncements (Continued)

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" (SFAS No. 159). Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS No. 159 effective January 1, 2008. The Company is currently assessing the impact of the adoption of SFAS No. 159.

3. PROPERTY UNDER DEVELOPMENT AND EQUIPMENT:

December 31, 2006	Cost	Accumulated Depreciation	Net book Value
Computer equipment and software	$ 37,966	$ 8,307	$ 29,659
Furniture and equipment	168,894	10,286	158,608
Leasehold improvements	34,958	3,470	31,488
Property under development	218,712	—	218,712
	$ 460,530	$ 22,063	$ 438,467

December 31, 2005	Cost	Accumulated Depreciation	Net book Value
Computer equipment and software	$ —	$ —	$ —
Furniture and equipment	—	—	—
Leasehold improvements	—	—	—
	$ —	$ —	$ —

4. ASSETS UNDER CAPITAL LEASE:

December 31, 2006	Cost	Accumulated Depreciation	Net book Value
Assets under capital lease	$ 17,233,707	$ —	$ 17,233,707

December 31, 2005	Cost	Accumulated Depreciation	Net book Value
Assets under capital lease	$ —	$ —	$ —

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

4. **ASSETS UNDER CAPITAL LEASE (Continued):**

Assets under capital lease consist of land and buildings located in Barrie, Ontario to be developed for ethanol producing operations. Management determined that the fair value of the land at the Barrie site was less than 25% of the fair value of the leased property at the inception of the lease and therefore considered the land and building as a single unit for purposes of determining whether the lease should be classified as a capital lease in accordance with SFAS No. 13. Management concluded that the present value of the minimum lease payments, excluding any executory costs to be paid by the lessor, equals or exceeded 90% of the fair value of the leased property. The Company used its incremental borrowing rate of 12% to measure the present value of the minimum lease payments.

The buildings under capital lease at the Barrie site cannot currently be used to carry out the business of the Company without extensive renovation and construction activities. As such, management considers that the assets are not available for their intended use. Specifically, management expects to make substantial renovations to portions of the existing building to provide the space needed to construct an ethanol processing facility. The portion of the building that will eventually serve as the administrative offices requires extensive renovation in order to bring it up to standard for occupation. Management's initial examination of the infrastructure items has indicated that substantial additional expenditures will be required to ensure that rail lines are serviceable, and in correct locations, and that the gas and water lines can be expanded to provide the required capacity for the plant operations. Before commencing demolition and construction activities, the Company will use the findings of an engineering study that will be performed, with detailed recommendations on the usefulness of individual assets. The Company will write-off any portion of the buildings that may be demolished.

During the year ended December 31, 2006, the Company capitalized interest costs of $321,979, lessor's operating cost charges of $87,595 and property tax of $62,568 to the cost of the assets under capital lease at the Barrie property that is being developed into an ethanol production facility. The Company will not capitalize costs to assets under capital leases beyond what is recoverable from operations. Depreciation of capital assets will commence once they are determined to be available for their intended use. The assets will be depreciated over the lesser of their estimated useful life or the remaining lease term.

5. **RELATED PARTY TRANSACTIONS:**

During the year, the Company repaid $2,000 to Corsair Advisors, Inc., an entity owned by a stockholder, for advances it had made on behalf of the Company prior to December 31, 2005. This $2,000 amount was included in accounts payable at December 31, 2005.

NORTHERN ETHANOL, INC.

(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

5. RELATED PARTY TRANSACTIONS (Continued):

The Company utilized the office space and equipment of a stockholder at no cost, until April 2006, when the Company entered into a lease for office space, as further discussed in note 8. During April 2006, the Company, through a Canadian subsidiary, entered into the Barrie lease for property to be used as an ethanol processing facility, as further discussed in note 8. These leases were entered into with Fercan Developments Inc., a company owned by the same individual that owns Rosten Investments Inc. ("Rosten"). Rosten owns 10,000,000 shares of the Company's outstanding common stock or 9.5% interest.

In September 2006, the Company deposited $200,000 in trust with Aurora Beverage Corporation, a company owned by the same individual that owns Rosten, to hold storage tanks for possible use in ethanol production. This refundable deposit gave the Company a right of first refusal to purchase the tanks for a period of 180 days at a price to be negotiated. Following a decision not to utilize these storage tanks, the Company was refunded this deposit in February 2007.

During the year ended December 31, 2006, the Company paid Andrew I. Telsey, P.C. $86,324 in fees and expenses for corporate and securities counsel. Of this amount $8,758 was included in accounts payable at December 31, 2006. Andrew I. Telsey, the Company's Corporate Secretary and one of its Directors, is the sole shareholder of Andrew I. Telsey, P.C.

During the year ended December 31, 2006, the Company purchased $59,202 in furniture and design services from Dragonfly Design Group, a company owned by the adult daughter of the Company's Chairman, President and Chief Executive Officer. Of this amount $9,791 was included in accounts payable at December 31, 2006.

6. STOCK OPTIONS:

On April 4, 2006, the Company approved the 2006 Stock Plan (the "Plan") and reserved 8,000,000 shares of common stock for issuance under the Plan.

On April 12, 2006, pursuant to an employment agreement, the Company granted options to purchase an aggregate of 2,000,000 shares of the Company's common stock at an exercise price equal to $1.00, to its Chief Executive Officer. The options will vest in equal amounts each quarter over the next two years from the date of grant. The options expire five years following the date of grant.

On April 21, 2006, pursuant to an employment agreement, the Company granted options to purchase an aggregate of 500,000 shares of the Company's common stock at an exercise price equal to $1.00, to its Chief Financial Officer. The options were to vest in equal amounts each quarter over the next two years from the date of grant. The options were to expire five years following the date of grant. These options were forfeited with the resignation of the Chief Financial Officer on October 31, 2006.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

6. STOCK OPTIONS (Continued):

On May 1, 2006 and on June 8, 2006, the Company granted options to purchase an aggregate of 224,000 shares of the Company's common stock at an exercise price equal to $1.00, to certain new employees. The options will vest in equal amounts each quarter over the next two years from the date of grant. The options expire five years following the date of grant.

On July 15, 2006, pursuant to an employment agreement, the Company granted options to purchase an aggregate of 300,000 shares of the Company's common stock at an exercise price equal to $1.00, to its Chief Operating Officer. The options will vest in equal amounts each quarter over the next three years from the date of grant. The options expire five years following the date of grant.

On September 8, 2006, the Company granted options to purchase an aggregate of 250,000 shares of the Company's common stock at an exercise price equal to $1.00, to the non-salaried Directors of the Company. The options vested immediately at the date of grant. The options expire five years following the date of grant. Also on September 8, 2006, pursuant to a consulting agreement, the Company granted options to purchase an aggregate of 200,000 shares of the Company's common stock at an exercise price equal to $1.00, to a Director. The options will vest at a rate of 50,000 shares in equal amounts each quarter over the first year from the date of grant, 50,000 shares in equal amounts each quarter over the second year from the date of grant and 100,000 shares in equal amounts each quarter over the third year from the date of grant. The options expire five years following the date of grant.

On November 2, 2006, the Company granted options to purchase an aggregate of 900,000 shares of the Company's common stock at an exercise price equal to $1.00 to non-employees. The options will vest in equal amounts each quarter over one year from the date of grant. The options expire five years following the date of grant.

Also on November 2, 2006, the Company granted options to purchase 100,000 shares of the Company's common stock at an exercise price equal to $1.00, to a non-salaried Director of the Company. The options will vest in equal amounts annually over the next three years from the date of grant. The options expire five years following the date of grant.

Additionally, on November 2, 2006, pursuant to an employment agreement, the Company granted options to purchase an aggregate of 90,000 shares of the Company's common stock at an exercise price equal to $1.00, to its new Chief Financial Officer. The options will vest in equal amounts each quarter over the next 27 months from the date of grant. Also on November 2, 2006, pursuant to an employment agreement, the Company granted options to purchase an aggregate of 75,000 shares of the Company's common stock at an exercise price equal to $1.00, to a new employee. The options will vest in equal amounts annually over the next three years from the date of grant. The options expire five years following the date of grant.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

6. STOCK OPTIONS (Continued):

A summary of the status of Company's stock option plan as of December 31, 2006 and of changes in options outstanding under the Company's plan during the year is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2005	—	$ —
Granted	4,639,000	1.00
Exercised	—	—
Forfeited	500,000	1.00
Outstanding at December 31, 2006	4,139,000	$ 1.00
Options exercisable at December 31, 2006	1,297,553	$ 1.00
Non-vested options at December 31, 2006	2,841,447	$ 1.00

Stock options outstanding as of December 31, 2006, were as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.00	4,139,000	4.49	$ 1.00	1,297,553	$ 1.00

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	5.1%
Volatility factor of the future expected market price of the Company's common shares	86.6%
Weighted average expected life in years	5.0
Weighted average forfeiture rate	2.8%
Expected dividends	None

The fair value of the options granted as determined above was $2,746,874, of which $1,668,354 was expensed in fiscal 2006.

7. CAPITAL STOCK:

Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The common stock does not have cumulative voting rights.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

7. **CAPITAL STOCK (Continued):**

The preferred stock of the Company shall be issued by the Board of Directors of the Company in one or more classes or one or more series within any class, and such classes or series shall have such voting powers, full or limited or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Company may determine, from time-to-time.

Holders of shares of stock of any class shall not be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

During the year ended December 31, 2006, the Company received gross proceeds of $4,096,500 under the terms of a unit subscription agreement that provided for the purchase of one share of common stock for $1.00 in a private placement. Cost of issuance related to raising these funds amounted to $250,000. In September 2006, sales of the units of the Company's common stock under these agreements were completed and 4,096,500 shares of common stock were issued. The Company did not grant registration rights to these investors.

On May 19, 2006 three founding shareholders of the Company, each owning 500,000 shares of the common stock of the Company, agreed to surrender a portion of their stock ownership to the Company for cancellation. In total, 1,150,000 shares were surrendered. The Company transferred $115 from common stock to additional paid in capital.

Effective July 3, 2006, the Company's shareholders approved an increase in the authorized capital stock of the Company from 80,000,000 shares of $0.0001 par value stock to 350,000,000 shares of authorized capital stock, consisting of 250,000,000 shares of common stock having a par value of $0.0001 per share, and 100,000,000 shares of preferred stock, having a par value of $0.0001 per share

On July 5, 2006, the Company affected a ten-for-one forward stock split of its common stock to holders of record on that date. The number of commons shares and options presented in these consolidated financial statements and notes has been revised for the ten-for-one stock split.

On September 8, 2006, the three founding shareholders of the Company, each owning 500,000 shares of the common stock of the Company, agreed to surrender the balance of their stock ownership to the Company for cancellation. In total, 350,000 shares were surrendered. The Company transferred $35 from common stock to additional paid in capital.

NORTHERN ETHANOL, INC.

(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

8. LEASE AGREEMENTS:

On April 20, 2006, the Company entered into a lease agreement through its wholly-owned subsidiary, Northern Ethanol (Barrie) Inc, for a 25 year lease, with two ten year optional renewal periods, on an industrial property located in Barrie, Ontario, Canada, (the "Barrie Lease"), on which it intends to construct an ethanol processing facility.

The Company also entered into a five year lease on April 20, 2006 through its wholly-owned subsidiary, Northern Ethanol (Canada) Inc., for office premises located in Toronto, Ontario, Canada to be used for its head office (the "Head Office Lease"). The terms of the office lease at the Toronto location require it to be accounted for as an operating lease.

The terms of the leases require the following minimum payments:

Fiscal Year	Barrie Lease		Head Office Lease		Total
2007	$	1,947,833	$	154,453	$	2,102,286
2008		1,947,833		154,453		2,102,286
2009		1,947,833		154,453		2,102,286
2010		1,947,833		154,453		2,102,286
2011		1,947,833		64,355		2,012,188
Thereafter		43,078,276		—		43,078,276
Total minimum lease payments	$	52,817,441	$	682,167	$	53,499,608
Less amount representing interest of 12%		36,767,081				
		16,050,360				
Less current portion		18,993				
	$	16,031,367				

The Barrie lease payments are due on a monthly basis starting in November 2006. Upon commissioning of the ethanol facility at the Barrie location, the value of the capital lease will be amortized on a straight line basis over the period remaining in the 25 year term. The interest cost implicit in the capital lease obligation will be recognized at the 12% rate implicit in the lease, and will be calculated on a monthly basis on the balance outstanding at each month end. Since the lease payments are in Canadian dollars, the actual amortization and interest cost reflected in the account will vary as the exchange rate changes.

The Barrie lease provides for two renewal periods of ten years under the same terms and conditions, at the market rates for similar properties in the area at the time of renewal. The lease requires total payments of C$61,553,443 ($52,817,441) over the remaining term of the lease, of which C$42,848,353 ($36,767,081) is interest and C$18,705,090 ($16,050,360) is the repayment of the capital lease amount. The capital lease principal will be paid down by C$22,135 ($18,993) as a result of monthly lease payments that will be made over the next year.

NORTHERN ETHANOL, INC.

(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

8. LEASE AGREEMENTS (continued):

Effective January 24, 2007, under agreement with the lessor, the monthly lease payments under the Barrie lease were deferred until the completion of an engineering study to determine the extent of the renovation of the buildings on the leased property. This study and any amendment to the lease are expected to be completed in March 2007.

9. INCOME TAXES:

The tax effect of temporary differences that give rise to significant portions of future tax assets as at December 31 are as follows:

	2006	2005
Deferred tax assets:		
Property under development and equipment	$ 8,000	$ —
Obligation under capital lease	6,033,000	—
Eligible capital expenditures	2,000	1,000
Start-up costs – United States	178,000	9,000
Non-capital loss – Canada	562,000	—
	6,783,000	10,000
Deferred tax liabilities:		
Assets under capital lease	(6,204,000)	—
	579,000	10,000
Less: valuation allowance	579,000	10,000
Net deferred tax asset	$ —	$ —

The Company has available a Canadian non-capital loss carryforward of approximately C$1,787,000 ($1,562,000). This loss expires in 2026.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

10. COMMITMENTS:

a) Effective July 24, 2006, the Company entered into a five-year Project Development Agreement with Delta-T Corporation, Williamsburg, Virginia ("Delta"), wherein Delta agreed to provide professional advice, business and technical information, design and engineering and related services to assist in assembling all of the information, permits, agreements and resources necessary for the construction of an ethanol plant having a production capacity of 108 million gallons per year in Barrie, Ontario, Canada. Delta was paid $100,000 in advance for their future services and the non-refundable amount was capitalized to property under development. In September 2006, the Company entered into a similar agreement with Delta relating to the construction of an ethanol plant having a production capacity of 108 million gallons per year in Sarnia, Ontario, Canada. Delta was paid an initial amount of $70,000 and that non-refundable amount was recorded as a prepaid expense at December 31, 2006. The remaining balance of $30,000 due Delta will be paid upon issuance of an air permit by the Province of Ontario. No further amounts are payable under the terms of the Delta agreements. The relationship between Delta and the Company is exclusive during the five-year term of the Agreement whereby the Company agreed to use its best efforts to enter into an engineering procurement and construction contract or a technology agreement with Delta at these locations and if we fail to do so, to give them a first right of refusal for 60 days to assume any agreements made with other ethanol plant technology vendors.

b) On August 18, 2006, the Company entered an Agreement for Procurement and Merchandizing Services with Parrish & Heimbecker, Ltd ("P&H"), wherein P&H shall provide the Company with a commodity and currency hedging system in order to protect the Company from the risk of currency and raw material price fluctuations. In addition, P&H will source all the corn required for the operation of the Company's planned plants in Barrie and Sarnia, Ontario at the best possible prices and in a pattern that meets the plants' processing requirements. P&H will also manage the sale of the Company's dried distiller grain by-product. The Company will pay P&H C$1.00 per metric tonne of corn procured and C$1.00 per metric tonne of dried distiller grain sold for its Barrie and Sarnia operations. There are no minimum purchase quantities to P&H. The term of the Agreement is five years.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

<u>NOTES TO CONSOLIDATED FINANCIAL STATEMENTS</u>
<u>FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005</u>
<u>AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006</u>

10. COMMITMENTS (continued):

    c) Effective December 13, 2006, the Company executed an engagement letter and indicative term sheets with WestLB AG ("WestLB") whereby WestLB has conditionally agreed to solicit and arrange for senior debt and subordinate debt financing for up to 75% of the construction costs (to a maximum of approximately $365 million) of our Barrie and Sarnia facilities on a "best efforts" basis. The term "best efforts" means that WestLB believes that they can syndicate the debt financing we require but that there is no guarantee that they will be successful or that the terms will be as indicated in their term sheets until they market the transaction and receive firm commitments from a syndicate of lenders for the funds required on acceptable terms to the Company. Among other things, the provision of the 75% financing in accordance with the engagement letter and the indicative term sheets is conditional on the Company obtaining subordinate debt or equity investment for the remaining 25% of construction costs. The WestLB indicative term sheets offer first priority senior secured construction and term financing for up to 60% of the total capital requirements of plant construction and for working capital for a total term of up to 7.5 years and subordinated secured construction and term financing for up to 15% of the total capital requirements of plant construction for a total term of up to eight years. Following conversion of the senior construction loan to a senior term loan, the loan amount is to be repaid in equal quarterly installments over six years. Surplus cash as defined by debt service covenant is to be swept to accelerate the repayment of the senior term loan and to repay the subordinated term loan. The Company paid a non-refundable retainer deposit of $200,000 to WestLB on execution of the engagement letter and indicative term sheets. This payment has been recorded as a deposit at December 31, 2006. In the event that WestLB engagement is terminated by the Company and it enters into a similar debt financing with another lender within 12 months of terminating WestLB, the Company will pay WestLB a termination fee of $10,000,000. If the financing contemplated in the engagement letter and indicative term sheets is finalized with WestLB, the Company will pay to WestLB a structuring and arrangement fee of the greater of $5,000,000 or 2% of the principal amount of the senior financing and $5,000,000 or 5% of the principal amount of the subordinated financing. In addition, the Company will pay a fee to market the senior and subordinate loans of 1% of the principal amount of each. The interest rate on the senior financing will be at LIBOR plus an anticipated spread of 325 to 350 basis points. Until the senior loan has been fully drawn, the Company shall pay a commitment fee of 0.50% on the unutilized portion. The interest rate on the subordinate financing will be at LIBOR plus an anticipated spread of 1000 basis points. As the subordinate financing will be fully drawn on closing there will be no commitment fees applicable on that facility. The Company will also pay WestLB's costs and expenses in connection with the financing. Other covenants, representations and warranties will form part of the final documentation on closing of the loan agreement.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

11.   SUBSEQUENT EVENTS:

a) On February 14, 2007, the Company executed a non-binding letter of intent offering to invest $6.5 million into Energen Development Ltd., Kingston, Jamaica ("EDL") in exchange for a 70% interest in that company. EDL is currently involved in developing an ethanol dehydration plant (Phase 1) and biodiesel plant (Phase 2) on the island of Jamaica, for local and export sales markets. Effective March 13, 2007, the parties terminated the Letter of Intent.

b) On March 9, 2007 the Company executed a term sheet with Aker Kvaerner Songer Canada Ltd. ("AKSC") for the development of an engineering, procurement and construction ("EPC") contract for the Barrie site. The Company is obligated to pay a non-refundable fee of $500,000 to AKSC for executing the term sheet and it will pay AKSC a further non-refundable fee of $500,000 on receipt of the fixed EPC contract price for its Barrie plant. Providing the EPC contract price is acceptable and financing is obtained, the Company expects to execute the EPC contract ("AKSC-EPC") within 60 days of receiving the fixed EPC contract price and commence construction at the Barrie site immediately thereafter.

c) On March 27, 2007, the Company entered into a non-binding letter of intent with Quad County Corn Processors Cooperative, Galva, Iowa ("Quad"), wherein it agreed to acquire most of the assets and liabilities of Quad, excluding cash and long-term indebtedness, for $105 million. Quad operates an ethanol plant with current annual ethanol production of 28 million gallons. The form of the proposed acquisition; an asset acquisition, merger or some other form has not yet been determined. The proposed purchase price shall be cash in the amount of $78,750,000, plus the issuance by of a 5.5% Convertible subordinated debenture (the "Debenture"), in the principal amount of $26,250,000. The Debenture shall mature two (2) years from the Closing Date, unless converted by Quad, in whole or in part. Quad's right to convert shall commence six (6) months from the Closing Date and terminate upon payment in full of the Debenture. The Debenture may be converted into shares of the Company's Common Stock at a conversion price (subject to adjustment for stock splits or other recapitalization after the date hereof), equal to the greater of $1.00 per share or a Formula Price per share (as defined in the letter of intent). Interest shall be due and payable semi-annually. At Quad's option, it may elect to increase the amount of the Debenture to $42,000,000 (40% of the purchase price), with the cash payment due at the Closing Date reduced by like amount, provided that Quad shall make election prior to May 15, 2007. The Company will have the right to redeem the Debenture, upon 30 day's prior written notice to quad, on or after March 31, 2008. The Company has agreed to register the common stock issuable under the Debenture with the Securities and Exchange Commission on or before the 180th day following the Closing Date. This proposed transaction is subject to due diligence, which is expected to take 60 days from the date of the Letter of Intent. The Company has been granted exclusivity on this project until completion of its due diligence and final closing of a definitive agreement between the parties. Effective May 11, 2007, the parties terminated the letter of intent.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND FROM NOVEMBER 29, 2004, DATE OF INCEPTION, TO DECEMBER 31, 2006

11.   SUBSEQUENT EVENTS (continued):

d) On March 30, 2007, the Company entered into a Line of Credit Agreement with Union Capital Trust, Nassau, Bahamas ("Union") wherein Union has agreed to provide a $6 million unsecured line of credit. Interest accrues at the rate of twelve percent (12% per annum) and is payable monthly. Principal and unpaid interest is due on or before March 30, 2008.

Northern Ethanol, Inc.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)
Consolidated Balance Sheets

As at:	June 30, 2007	December 31, 2006
	(Unaudited)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,758	$ 567,249
Accounts receivable (note 3)	174,162	112,636
Deposits (note 4)	202,056	402,308
Prepaid expenses (note 5)	627,465	480,886
Total current assets	1,006,441	1,563,079
Property under development and equipment (note 6)	1,246,869	438,467
Assets under capital lease (notes 7 and 9)	18,719,139	17,233,707
Other assets	5,506	5,506
	$ 20,977,955	$ 19,240,759
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank indebtedness (note 8)	$ 476,309	$ 5,534
Accounts payable	2,649,291	117,371
Accrued liabilities	152,298	125,000
Due to related party (notes 9 and 15 a))	98,000	—
Current portion of obligation under capital lease (note 12)	28,005	18,993
Total current liabilities	3,403,903	266,898
Obligation under capital lease (note 12)	17,515,882	16,031,367
	20,919,785	16,298,265
STOCKHOLDERS' EQUITY:		
Preferred stock, $.0001 par value; 100,000,000 shares authorized; none issued and outstanding (note 11)	—	—
Common stock, $.0001 par value; 250,000,000 shares authorized;		
(104,096,500 shares issued and outstanding as of June 30, 2007 and December 31, 2006, respectively (note 11))	10,410	10,410
Additional paid-in capital	6,258,350	5,554,459
Deficit accumulated during the development stage	(5,340,348)	(3,276,873)
Accumulated other comprehensive income	(870,242)	654,498
	58,170	2,942,494
Going concern (note 2 a))		
Commitments (note 14)		
	$ 20,977,955	$ 19,240,759

See accompanying notes to unaudited consolidated interim financial statements

F-25

Northern Ethanol, Inc.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)
Consolidated Statements of Operations
(Unaudited)

	Three months ended June 30		Six months ended June 30		Nov 29, 2004 (Inception) to June 30
	2007	2006	2007	2006	2007
REVENUES	$ —	$ —	$ —	$ —	$ —
COST OF GOODS SOLD	—	—	—	—	—
GROSS MARGIN	—	—	—	—	—
OPERATING EXPENSES					
Salaries and benefits (note 10)	659,885	755,352	1,320,182	755,352	3,473,524
General and administrative	353,101	152,410	625,895	161,858	1,627,719
Occupancy costs	44,965	13,905	85,471	13,905	185,115
Depreciation	9,861	5,287	19,200	5,287	41,263
Interest	12,727	—	12,727	—	12,727
	1,080,539	926,954	2,063,475	936,402	5,340,348
NET LOSS	$ (1,080,539)	$ (926,954)	$ (2,063,475)	$ (936,402)	$ (5,340,348)
BASIC AND DILUTED LOSS PER SHARE	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)	
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	104,096,500	100,700,000	104,096,500	101,097,790	

See accompanying notes to unaudited consolidated interim financial statements

Northern Ethanol, Inc.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)
Consolidated Statement of Stockholders' Equity and Comprehensive Income
(Unaudited)
Six Months ended June 30, 2007 and June 30, 2006

	Common Stock			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount					
Balances, December 31, 2005	101,500,000	$ 10,150	$	39,865	$ (31,473)	$ —	$ 18,542
Shares cancelled	(800,000)	(80)		80	—	—	—
Stock-based compensation	—	—		657,379	—	—	657,379
Stock issued for cash, net of issuance costs	—	—		1,500,000	—	—	1,500,000
Cumulative translation adjustment	—	—		—	—	(4,472)	(4,472)
Net loss for the six months ended June 30, 2006	—	—		—	(936,402)	—	(936,402)
Balances, June 30, 2006	100,700,000	$ 10,070	$	2,197,324	$ (967,875)	$ (4,472)	$ 1,235,047
Balances, December 31, 2006	104,096,500	$ 10,410	$	5,554,459	$ (3,276,873)	$ 654,498	$ 2,942,494
Stock-based compensation	—	—		703,891	—	—	703,891
Cumulative translation adjustment	—	—		—	—	(1,524,740)	(1,524,740)
Net loss for the six months ended June 30, 2007	—	—		—	(2,063,475)	—	(2,063,475)
Balances, June 30, 2007	104,096,500	$ 10,410	$	6,258,350	$ (5,340,348)	$ (870,242)	$ 58,170

See accompanying notes to unaudited consolidated interim financial statements

Northern Ethanol, Inc.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)
Consolidated Statements of Cash Flows
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,		November 29, 2004 (Inception) to June 30,
	2007	**2006**	**2007**	**2006**	**2007**
CASH FLOWS FROM INVESTING ACTIVITIES:					
Net loss	$ (1,080,539)	$ (926,954)	$ (2,063,475)	$ (936,402)	$ (5,340,348)
Items not involving cash:					
Depreciation	9,861	5,287	19,200	5,287	41,263
Stock-based compensation	318,428	657,379	703,891	657,379	2,372,245
Changes in non-cash working capital balances:					
Accounts receivable	(80,672)	(33,659)	(61,526)	(33,659)	(174,162)
Deposits	274	(750,000)	200,252	(750,000)	(202,056)
Prepaid expenses	(69,514)	(266,805)	(146,579)	(263,680)	(627,465)
Accounts payable	506,930	72,354	1,059,470	70,334	1,176,841
Accrued liabilities	60,404	-	27,298	3,600	152,298
Other	(35,171)	(4,472)	(42,105)	(4,472)	(95,077)
Net cash (used in) provided by operating activities	(369,999)	(1,246,890)	(303,574)	(1,251,613)	(2,696,461)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Bank indebtedness	474,424	-	470,775	-	476,309
Due to related party	98,000	-	98,000	-	98,000
Proceeds from issuance of common stock	-	1,500,000	-	1,500,000	3,896,515
Principal payment of capital lease obligation	-	-	(2,090)	-	(5,825)
Net cash (used in) provided by financing activities	572,424	1,500,000	566,685	1,500,000	4,464,999
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to property under development and equipment	(213,781)	(160,298)	(827,602)	(160,298)	(1,288,132)
Assets under capital lease	-	-	-	-	(472,142)
Other assets	-	-	-	-	(5,506)
Net cash (used in) provided by investing activities	(213,781)	(160,298)	(827,602)	(160,298)	(1,765,780)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,356)	92,812	(564,491)	88,089	2,758
CASH AND CASH EQUIVALENTS:					
Beginning of period	14,114	8,667	567,249	13,390	—
End of period	$ 2,758	$ 101,479	$ 2,758	$ 101,479	$ 2,758
SUPPLEMENTAL CASH FLOW INFORMATION					
Assets acquired under capital lease	$ 772,556	$ 16,761,565	$ 1,485,432	$ 16,761,565	$ 17,236,911
Cash paid for income taxes	-	-	-	-	353

See accompanying notes to unaudited consolidated interim financial statements

F-28

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   OVERVIEW:

The Company was incorporated as "Beaconsfield I, Inc." in the State of Delaware on November 29, 2004, as a "blank check" company for the purpose of engaging in the potential future merger or acquisition of an unidentified target business.

On December 15, 2004, the Company issued 150,000 shares of its Common Stock for a total of $15 in cash. Additionally on that date, the Company issued 10,000,000 shares (pre-forward split) of its Common Stock, for a total of $50,000 in cash.

In July 2006, the Company engaged in a forward split of its Common Stock whereby it issued ten (10) shares of its Common Stock for every one (1) share then issued and outstanding. All references in these consolidated financial statements and notes to our issued and outstanding Common Stock are provided on a post-forward split basis, unless otherwise indicated.

In July 2006, the holders of a majority of the then issued and outstanding Common Stock approved an amendment to the Certificate of Incorporation wherein the Company's name was changed to "Northern Ethanol, Inc." to better reflect its current business plan. Northern Ethanol, Inc. is currently considered a development stage company.

The Company has two wholly-owned subsidiaries, Northern Ethanol, LLC, a New York limited liability company and Northern Ethanol (Canada) Inc., a Canadian corporation, which has three wholly-owned subsidiaries, Northern Ethanol (Barrie) Inc., Northern Ethanol (Sarnia) Inc. and Northern Ethanol Investments Inc., each of which is also a Canadian corporation.

2.   SIGNIFICANT ACCOUNTING POLICIES:

a) Basis of presentation

Interim Financial Statements:
The accompanying interim financial statements of the Company as of June 30, 2007, for the three and six month periods ended June 30, 2007 and 2006 and for the period from November 29, 2004 (Inception) to June 30, 2007 have been prepared in accordance with United States accounting principles generally accepted for interim financial statement presentation and in accordance with the rules and regulations of the United States Securities and Exchange Commission for small business users. Accordingly, these interim financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statement presentation. In the opinion of management, all adjustments necessary for a fair statement of the results of operations and financial position for the interim period presented have been included. All such adjustments are of a normal recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for a full year. This financial information should be read in conjunction with the financial statements and notes included in the Company's Form 10-KSB for the year ended December 31, 2006.

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Going concern:
There is substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will commence ethanol producing operations in the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has no revenue, no earnings, and negative operating cash flows, and has financed its activities through the issuance of shares and capital lease arrangements. The Company's ability to continue as a going concern is dependent on obtaining investment capital and achieving profitable operations. There can be no assurance that the Company will be successful in raising sufficient investment capital to commence ethanol producing operations and to generate sufficient cash flows to continue as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to commence ethanol producing operations in accordance with this assumption.

Consolidation:
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated on consolidation.

Comparatives:
Certain items in the comparative statements have been reclassified to be consistent with the presentation in the current year.

b) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Actual results may differ from these estimates.

c) Cash and cash equivalents:

Cash and cash equivalents consist of all highly-liquid investments with an original maturity of three months or less. Such investments are stated at cost plus accrued interest, which approximates market value.

d) Property under development and equipment:

Computer equipment and software are recorded at cost and depreciated on a straight-line basis over their estimated useful life of three years.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful life of ten years.

Leasehold improvements are recorded at cost and depreciated on a straight-line basis over the shorter of the term of the lease and their estimated useful life.

Property under development consists of engineering, site design, permitting, and other development costs related to preparation for the construction of ethanol production facilities.

Depreciation and amortization commences at the time when the assets are available for use in operations.

e) Leases:

The Company follows the guidance in Statement of Financial Accounting Standard ("SFAS") No. 13 "Accounting for Leases", as amended, which requires the Company to evaluate the lease agreements it enters into to determine whether they represent operating or capital leases at the inception of the lease. The application of this policy is described in notes 7 and 12.

f) Impairment of long-lived assets:

Long-lived assets are reviewed for impairment at least annually or whenever events or changes in circumstance indicate that the carrying amount of the asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the long-lived asset. If the carrying amount of an asset exceeds the estimated future cash flows from operations and residual value of the asset, an impairment charge is recognized for the amount that the carrying amount exceeds the fair value of the particular assets.

g) Capitalized interest:

In accordance with SFAS No. 34, the interest costs associated with the Company's capital lease obligation are being capitalized to assets under capital lease until the Barrie plant is substantially complete and ready for the production of ethanol.

h) Stock-based compensation:

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB") SFAS No. 123R, "Share Based Payment". SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized on a straight-line basis over the vesting period. That cost is measured based on the fair value of the equity or liability instruments issued using the Black-Scholes option pricing model.

F-31

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

i)   Foreign currency translation:

The functional currency of the Company is United States dollars and the functional currency of its Canadian subsidiaries is Canadian dollars. The operations of the Canadian subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52 "Foreign Currency Translation" as follows:

   (i)   Assets and liabilities at the rate of exchange in effect at the balance sheet date; and
   (ii)   Revenue and expense items at the average rate of exchange prevailing during the period

Translation adjustments are included as a separate component of stockholders' equity (deficiency) as a component of comprehensive income or loss.

The Company and its subsidiaries translate foreign currency transactions into the Company's functional currency at the exchange rate effective on the transaction date. Monetary items denominated in foreign currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

j)   Income taxes:

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that the full benefit of the deferred tax assets will not be realized. In June 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 was adopted by the Company effective January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements or results of operations.

k)   Earnings (loss) per common share:

The Company computes net loss per common share using SFAS No. 128 "Earnings Per Share." Basic loss per common share is computed based on the weighted average number of shares outstanding for the period. Diluted loss per share is computed by dividing net loss by the weighted average common shares outstanding assuming all dilutive potential common shares were issued.

F-32

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):**

l) Fair value of financial instruments:

The carrying value of cash and cash equivalents, other current assets, accrued expenses and accounts payable approximates fair value due to the short period of time to maturity. The carrying value of the obligation under capital lease approximates fair value as the discount rate of 12% in the capital lease approximates current market rates of interest available to the Company for the same or similar debt instruments.

In February 2006, the Financial Standards Board ("FASB") issued SFAS No. 155, "*Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.*" SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders' election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and 140. This statement is effective for all financial instruments acquired or issued by the Company on or after January 1, 2007. The adoption SFAS No. 155 did not have a material impact on the Company's consolidated financial statements or results of operations.

m) Financial statement misstatements:

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*" ("SAB 108"). SAB No. 108 addresses how to quantify the effect of an error on the financial statements and requires a dual approach to compute the materiality of the misstatement. Specifically, the amount of the misstatement is to be computed using both the "rollover" method (i.e., the current year income statement perspective) and the "iron curtain" method (i.e., the year-end balance sheet perspective). SAB 108 is effective for fiscal years ending after November 15, 2006, and accordingly, the Company adopted SAB No. 108 in the fourth quarter of 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

n) Recent Accounting Pronouncements:

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No.157 is effective for the Company's consolidated financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's consolidated financial statements or results of operations.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

n) Recent Accounting Pronouncements (Continued):

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."* SFAS No. 158 requires the recognition of the funded status of a defined benefit plan in the balance sheet; the recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost; the measurement of defined benefit plan assets and obligations as of the balance sheet date; and disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period. In addition, SFAS No. 158 amends SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to include guidance regarding selection of assumed discount rates for use in measuring the benefit obligation. The recognition and disclosure requirements of SFAS No. 158 were effective for the Company's year ended December 31, 2006. The measurement requirements are effective for fiscal years ending December 31, 2008. The Company does not believe the adoption of SFAS No.158 will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"). Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS No. 159 effective January 1, 2008. The Company is currently assessing the impact of the adoption of SFAS No. 159.

3. ACCOUNTS RECEIVABLE:

	June 30, 2007	December 31, 2006
Canadian federal government Goods and Services tax receivable	$ 174,162	$ 110,062
Overpayment of legal fee	—	2,574
	$ 174,162	$ 112,636

4. DEPOSITS:

	June 30, 2007	December 31, 2006
Non-refundable retainer deposit paid to WestLB AG (note 14 c)	$ 200,000	$ 200,000
Other non-refundable deposit	—	429
Refundable deposit on storage tanks paid to related party (note 9)	—	200,000
Refundable deposit on head office lease utilities	1,117	1,021
Refundable deposit on non-binding letter of intent for Sarnia lease	939	858
	$ 202,056	$ 402,308

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5. PREPAID EXPENSES:

	June 30, 2007	December 31, 2006
Prepaid rent for Barrie and head office leases (note 12)	$ 277,242	$ 253,454
Prepaid development costs for planned Sarnia location	226,103	202,479
Prepaid financing costs for WestLB AG commitment (note 14 c)	123,104	—
Prepaid insurance	828	22,025
Prepaid other	188	2,928
	$ 627,465	$ 480,886

6. PROPERTY UNDER DEVELOPMENT AND EQUIPMENT:

June 30, 2007	Cost	Accumulated Depreciation	Net book Value
Computer equipment and software	$ 44,048	$ 15,044	$ 29,004
Furniture and equipment	175,130	18,946	156,184
Leasehold improvements	38,100	7,273	30,827
Property under development	1,030,854	—	1,030,854
	$ 1,288,132	$ 41,263	$ 1,246,869

December 31, 2006	Cost	Accumulated Depreciation	Net book Value
Computer equipment and software	$ 37,966	$ 8,307	$ 29,659
Furniture and equipment	168,894	10,286	158,608
Leasehold improvements	34,958	3,470	31,488
Property under development	218,712	—	218,712
	$ 460,530	$ 22,063	$ 438,467

During the six months ended June 30, 2007, the Company capitalized a $500,000 deposit for the development of an engineering, procurement and construction contract, $252,441 of engineering and site design costs, $49,330 of legal advisory costs and $10,371 of permit application costs to the cost of property under development at the Barrie location that is being developed into an ethanol production facility. The Company will not capitalize costs to property under development beyond what is recoverable from operations. Depreciation of property under development will commence once the property has been determined to be available for its intended use. The assets will be depreciated over their estimated useful life.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

7. ASSETS UNDER CAPITAL LEASE:

June 30, 2007	Cost	Accumulated Depreciation	Net book Value
Assets under capital lease	$ 18,719,139	$ —	$ 18,719,139

December 31, 2006	Cost	Accumulated Depreciation	Net book Value
Assets under capital lease	$ 17,233,707	$ —	$ 17,233,707

Assets under capital lease consist of land and buildings located in Barrie, Ontario to be developed for ethanol producing operations. Management determined that the fair value of the land at the Barrie site was less than 25% of the fair value of the leased property at the inception of the lease and therefore considered the land and building as a single unit for purposes of determining whether the lease should be classified as a capital lease in accordance with SFAS No. 13. Management concluded that the present value of the minimum lease payments, excluding any executory costs to be paid by the lessor, equals or exceeded 90% of the fair value of the leased property. The Company used its incremental borrowing rate of 12% to measure the present value of the minimum lease payments.

The buildings under capital lease at the Barrie site cannot currently be used to carry out the business of the Company without extensive renovation and construction activities. As such, management considers that the assets are not available for their intended use. Specifically, management expects to make substantial renovations to portions of the existing building to provide the space needed to construct an ethanol processing facility. The portion of the building that will eventually serve as the administrative offices requires extensive renovation in order to bring it up to standard for occupation. Management's initial examination of the infrastructure items has indicated that substantial additional expenditures will be required to ensure that rail lines are serviceable, and in correct locations, and that the gas and water lines can be expanded to provide the required capacity for the plant operations. Before commencing demolition and construction activities, the Company will use the findings of an engineering study that will be performed, with detailed recommendations on the usefulness of individual assets. The Company will write-off any portion of the buildings that may be demolished.

During the six months ended June 30, 2007, the Company capitalized interest costs of $1,011,694, lessor's operating cost charges of $276,347 and property tax of $197,391 to the cost of the assets under capital lease at the Barrie property that is being developed into an ethanol production facility. The Company will not capitalize costs to assets under capital lease beyond what is recoverable from operations. Depreciation of assets under capital lease will commence once they are determined to be available for their intended use. The assets will be depreciated over the lesser of their estimated useful life or the remaining lease term.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

8. **BANK INDEBTEDNESS:**

	June 30, 2007	December 31, 2006
Indebtedness under Line of Credit Agreement	$ 469,192	$ —
Indebtedness under corporate credit card	7,117	5,534
	$ 476,309	$ 5,534

On March 30, 2007, the Company entered into a Line of Credit Agreement with Union Capital Trust, Nassau, Bahamas ("Union") wherein Union agreed to provide a $6 million unsecured line of credit. Interest accrues at the rate of twelve percent (12% per annum) and is payable monthly. Principal and unpaid interest is due on or before March 30, 2008. As at June 30, 2007, a principal amount of $469,192 was outstanding under this line of credit and interest of $12,495 was accrued as an accrued liability.

9. **RELATED PARTY TRANSACTIONS:**

During the six months ended June 30, 2006, the Company repaid $2,000 to Corsair Advisors, Inc., an entity owned by a stockholder, for advances it had made on behalf of the Company prior to December 31, 2005.

During the six months ended June 30, 2006, the Company utilized the office space and equipment of a stockholder at no cost. In April 2006, the Company entered into a lease for office space, as further discussed in note 12. Also in April 2006, the Company, through a Canadian subsidiary, entered into the Barrie lease for property to be used as an ethanol processing facility, as further discussed in note 12. These leases were entered into with Fercan Developments Inc., a company owned by the same individual that owns Rosten Investments Inc. ("Rosten"). Rosten owns 10,000,000 shares of the Company's outstanding Common Stock or 9.5% interest.

In September 2006, the Company deposited $200,000 in trust with Aurora Beverage Corporation ("Aurora"), a company owned by the same individual that owns Rosten, to hold storage tanks for possible use in ethanol production. This refundable deposit gave the Company a right of first refusal to purchase the tanks for a period of 180 days at a price to be negotiated. Following a decision not to utilize these storage tanks, the Company was refunded this deposit in February 2007.

The trustee of the Union Capital Trust Line of Credit (note 8) is Ronald Wyles. Ronald Wyles owns 10,000,000 shares of the Company's outstanding Common Stock or 9.5% interest.

In May 2007, the Company received loan advances of $24,000 from Aurora and $20,000 from Richard Brezzi that were repaid. Richard Brezzi owns 10,000,000 shares of the Company's outstanding Common Stock or 9.5% interest. In June 2007, the Company, received loan advances from Aurora totaling $98,000. In July 2007, the Company entered into a Line of Credit Agreement with Aurora as further discussed in note 15 a).

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

9. RELATED PARTY TRANSACTIONS (continued):

During the six months ended June 30, 2007, the Company paid Andrew I. Telsey, P.C. $37,503 (June 30, 2006 – $5,000) in fees and expenses for corporate and securities counsel. Of this amount $10,157 was included in accounts payable at June 30, 2007. Andrew I. Telsey, the Company's Corporate Secretary and one its directors, is the sole shareholder of Andrew I. Telsey, P.C.

During the six months ended June 30, 2007, the Company purchased $2,024 (June 30, 2006 – $26,881) in furniture and design services from Dragonfly Design Group, a company owned by the adult daughter of the Company's Chairman, President and Chief Executive Officer.

10. STOCK OPTIONS:

On April 4, 2006, the Company approved the 2006 Stock Plan (the "Plan") and reserved 8,000,000 shares of Common Stock for issuance under the Plan.

On April 12, 2006, pursuant to an employment agreement, the Company granted options to purchase an aggregate of 2,000,000 shares of the Company's Common Stock at an exercise price equal to $1.00, to its Chief Executive Officer. The options will vest in equal amounts each quarter over the next two years from the date of grant. The options expire five years following the date of grant.

On April 21, 2006, pursuant to an employment agreement, the Company granted options to purchase an aggregate of 500,000 shares of the Company's Common Stock at an exercise price equal to $1.00, to its Chief Financial Officer. The options were to vest in equal amounts each quarter over the next two years from the date of grant. The options were to expire five years following the date of grant. These options were forfeited with the resignation of the Chief Financial Officer on October 31, 2006.

On May 1, 2006 and on June 8, 2006, the Company granted options to purchase an aggregate of 224,000 shares of the Company's Common Stock at an exercise price equal to $1.00, to certain new employees. The options will vest in equal amounts each quarter over the next two years from the date of grant. The options expire five years following the date of grant.

On July 15, 2006, pursuant to an employment agreement, the Company granted options to purchase an aggregate of 300,000 shares of the Company's Common Stock at an exercise price equal to $1.00, to its Chief Operating Officer. The options will vest in equal amounts each quarter over the next three years from the date of grant. The options expire five years following the date of grant.

On September 8, 2006, the Company granted options to purchase an aggregate of 250,000 shares of the Company's Common Stock at an exercise price equal to $1.00, to the non-salaried Directors of the Company. The options vested immediately at the date of grant. The options expire five years following the date of grant. Also on September 8, 2006, pursuant to a consulting agreement, the Company granted options to purchase an aggregate of 200,000 shares of the Company's Common Stock at an exercise price equal to $1.00, to a Director. The options will vest at a rate of 50,000 shares in equal amounts each quarter over the first year from the date of grant, 50,000 shares in equal amounts each quarter over the second year from the date of grant and 100,000 shares in equal amounts each quarter over the third year from the date of grant. The options expire five years following the date of grant.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10. STOCK OPTIONS (Continued):

On November 2, 2006, the Company granted options to purchase an aggregate of 900,000 shares of the Company's Common Stock at an exercise price equal to $1.00 to non-employees. The options will vest in equal amounts each quarter over one year from the date of grant. The options expire five years following the date of grant.

Also on November 2, 2006, the Company granted options to purchase 100,000 shares of the Company's Common Stock at an exercise price equal to $1.00, to a non-salaried Director of the Company. The options will vest in equal amounts annually over the next three years from the date of grant. The options expire five years following the date of grant.

Additionally, on November 2, 2006, pursuant to an employment agreement, the Company granted options to purchase an aggregate of 90,000 shares of the Company's Common Stock at an exercise price equal to $1.00, to its new Chief Financial Officer. The options will vest in equal amounts each quarter over the next 27 months from the date of grant. Also on November 2, 2006, pursuant to an employment agreement, the Company granted options to purchase an aggregate of 75,000 shares of the Company's Common Stock at an exercise price equal to $1.00, to a new employee. The options will vest in equal amounts annually over the next three years from the date of grant. The options expire five years following the date of grant.

On June 6, 2007, the Company granted options to purchase an aggregate of 300,000 shares of the Company's Common Stock at an exercise price equal to $1.00, to the non-salaried Directors of the Company. The options will vest in equal amounts on the date of grant and annually over the next two years from the date of grant. The options expire five years following the date of grant.

A summary of the status of Company's stock option plan as of June 30, 2007 and of changes in options outstanding under the Company's plan during the six month period ended June 30, 2007 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2006	4,139,000	$ 1.00
Granted	300,000	1.00
Exercised	—	—
Forfeited	—	—
Outstanding at June 30, 2007	4,439,000	$ 1.00
Options exercisable at June 30, 2007	2,414,710	$ 1.00
Non-vested options at June 30, 2007	2,024,290	$ 1.00

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10. STOCK OPTIONS (Continued):

Stock options outstanding as of June 30, 2007, were as follows:

		Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
$ 1.00	4,439,000	4.06	$ 1.00		2,414,710	$ 1.00

The fair value of each option granted during the six months ended June 30, 2007 and during the year ended December 31, 2006, was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	5.1%
Volatility factor of the future expected market price of the Company's common shares	86.6%
Weighted average expected life in years	5.0
Weighted average forfeiture rate	2.8%
Expected dividends	None

The fair value of the options granted as determined above was $2,952,611, of which $703,891 was expensed during the six month period ended June 30, 2007 (June 30, 2006 – $657,379). The weighted average fair value per share for the options granted above was $0.66.

11. CAPITAL STOCK:

Holders of shares of Common Stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

The preferred stock of the Company shall be issued by the Board of Directors of the Company in one or more classes or one or more series within any class, and such classes or series shall have such voting powers, full or limited or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Company may determine, from time-to-time.

Holders of stock of any class shall not be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

11. CAPITAL STOCK (Continued):

During the year ended December 31, 2006, the Company received gross proceeds of $4,096,500 under the terms of a unit subscription agreement that provided for the purchase of one share of Common Stock for $1.00 in a private placement. Cost of issuance related to raising these funds amounted to $250,000. In September 2006, sales of the units of the Company's Common Stock under these agreements were completed and 4,096,500 shares of Common Stock were issued. The Company did not grant registration rights to these investors.

On May 19, 2006 three founding shareholders of the Company, each owning 500,000 shares of the Common Stock of the Company, agreed to surrender a portion of their stock ownership to the Company for cancellation. In total, 1,150,000 shares were surrendered. The Company transferred $115 from Common Stock to additional paid in capital.

Effective July 3, 2006, the Company's shareholders approved an increase in the authorized capital stock of the Company from 80,000,000 shares of $0.0001 par value stock to 350,000,000 shares of authorized capital stock, consisting of 250,000,000 shares of Common Stock having a par value of $0.0001 per share, and 100,000,000 shares of preferred stock, having a par value of $0.0001 per share.

On July 5, 2006, the Company affected a ten-for-one forward stock split of its Common Stock to holders of record on that date. The number of common shares and options presented in these consolidated financial statements and notes has been revised for the ten-for-one stock split.

On September 8, 2006, the three founding shareholders of the Company, each owning 500,000 shares of the Common Stock of the Company, agreed to surrender the balance of their stock ownership to the Company for cancellation. In total, 350,000 shares were surrendered. The Company transferred $35 from Common Stock to additional paid in capital.

12. LEASE AGREEMENTS:

On April 20, 2006, the Company entered into a lease agreement through its wholly-owned subsidiary, Northern Ethanol (Barrie) Inc, for a 25 year lease, with two ten-year optional renewal periods, on an industrial property located in Barrie, Ontario, Canada, (the "Barrie Lease"), on which it intends to construct an ethanol processing facility.

The Company also entered into a five year lease on April 20, 2006 through its wholly-owned subsidiary, Northern Ethanol (Canada) Inc., for office premises located in Toronto, Ontario, Canada to be used for its head office (the "Head Office Lease"). The terms of the office lease at the Toronto location require it to be accounted for as an operating lease.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

12. LEASE AGREEMENTS (continued):

The terms of the leases require the following minimum payments:

Fiscal Year	Barrie Lease		Head Office Lease		Total
Balance of 2007	$	1,065,329	$	84,475	$ 1,149,804
2008		2,130,659		168,951	2,299,610
2009		2,130,659		168,951	2,299,610
2010		2,130,659		168,951	2,299,610
2011		2,130,659		70,396	2,201,055
Thereafter		47,121,666		—	47,121,666
Total minimum lease payments	$	56,709,631	$	661,724	$ 57,371,355
Less amount representing interest of 12%		39,165,744			
		17,543,887			
Less current portion		28,005			
	$	17,515,882			

The Barrie lease payments are due on a monthly basis starting in November 2006. Upon commissioning of the ethanol facility at the Barrie location, the carrying value of the assets under capital lease will be amortized on a straight line basis over the period remaining in the 25 year term. The interest cost implicit in the capital lease obligation will be recognized at the 12% rate implicit in the lease, and will be calculated on a monthly basis on the balance outstanding at each month end. Since the lease payments are in Canadian dollars, the actual amortization and interest cost reflected in the account will vary as the exchange rate changes.

The Barrie lease provides for two renewal periods of ten years under the same terms and conditions, at the market rates for similar properties in the area at the time of renewal. The lease requires total payments of C$60,418,441 ($56,709,631) over the remaining term of the lease, of which C$41,727,183 ($39,165,744) is interest and C$18,691,258 ($17,543,887) is the repayment of the capital lease amount. The capital lease principal will be paid down by C$29,837 ($28,005) as a result of monthly lease payments that will be made over the next year.

Effective January 24, 2007, under agreement with the lessor, the monthly lease payments under the Barrie lease were deferred until the completion of an engineering study to determine the extent of the renovation of the buildings on the leased property. This study and any amendment to the lease are expected to be completed later in 2007.

13. INCOME TAXES:

The Company has incurred losses resulting from start-up costs. A valuation allowance has been recorded to fully offset any deferred tax asset because the future realization of the related income tax benefits is uncertain.

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14.   COMMITMENTS:

a) Effective July 24, 2006, the Company entered into a five-year Project Development Agreement with Delta-T Corporation, Williamsburg, Virginia ("Delta"), wherein Delta agreed to provide professional advice, business and technical information, design and engineering and related services to assist in assembling all of the information, permits, agreements and resources necessary for the construction of an ethanol plant having a production capacity of 108 million gallons per year in Barrie, Ontario, Canada. Delta was paid $100,000 in advance for their future services and the non-refundable amount was capitalized to property under development. In September 2006, the Company entered into a similar agreement with Delta relating to the construction of an ethanol plant having a production capacity of 108 million gallons per year in Sarnia, Ontario, Canada. Delta was paid an initial amount of $70,000 and that non-refundable amount was recorded as a prepaid expense at December 31, 2006. The remaining balance of $30,000 due Delta will be paid upon issuance of an air permit by the Province of Ontario. No further amounts are payable under the terms of the Delta agreements. The relationship between Delta and the Company is exclusive during the five-year term of the Agreement whereby the Company agreed to use its best efforts to enter into an engineering procurement and construction contract or a technology agreement with Delta at these locations and if it fails to do so, to give Delta a first right of refusal for 60 days to assume any agreements made with other ethanol plant technology vendors.

b) On August 18, 2006, the Company entered an Agreement for Procurement and Merchandizing Services with Parrish & Heimbecker, Ltd ("P&H"), wherein P&H shall provide the Company with a commodity and currency hedging system in order to protect the Company from the risk of currency and raw material price fluctuations. In addition, P&H will source all the corn required for the operation of the Company's planned plants in Barrie and Sarnia, Ontario at the best possible prices and in a pattern that meets the plants' processing requirements. P&H will also manage the sale of the Company's dried distiller grain by-product. The Company will pay P&H C$1.00 per metric tonne of corn procured and C$1.00 per metric tonne of dried distiller grain sold for its Barrie and Sarnia operations. There are no minimum purchase quantities to P&H. The term of the Agreement is five years.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14. COMMITMENTS (continued):

c) Effective December 13, 2006, the Company executed an engagement letter and indicative term sheets with WestLB AG ("WestLB") whereby WestLB has conditionally agreed to provide arrangement, placement and underwriting services on senior debt and subordinate debt financing for up to 75% of the construction costs (to a maximum of approximately $365 million) of the Company's Barrie and Sarnia facilities on a "best efforts" basis. The term "best efforts" means that WestLB believes that they can syndicate the debt financing the Company requires but that there is no guarantee that they will be successful or that the terms will be as indicated in their term sheets until they market the transaction and receive firm commitments from a syndicate of lenders for the funds required on acceptable terms to the Company. Among other things, the provision of the 75% financing in accordance with the engagement letter and the indicative term sheets is conditional on the Company obtaining subordinate debt or equity investment for the remaining 25% of construction costs.

The WestLB indicative term sheets offer first priority senior secured construction and term financing for up to 60% of the total capital requirements of plant construction and for working capital for a total term of up to 7.5 years and subordinated secured construction and term financing for up to 15% of the total capital requirements of plant construction for a total term of up to eight years. Following conversion of the senior construction loan to a senior term loan, the loan amount is to be repaid in equal quarterly installments over six years. Surplus cash as defined by debt service covenant is to be swept to accelerate the repayment of the senior term loan and to repay the subordinated term loan.

The Company paid a non-refundable retainer deposit of $200,000 to WestLB on execution of the engagement letter and indicative term sheets. This payment has been recorded as a deposit at December 31, 2006. In the event that WestLB engagement is terminated by the Company and it enters into a similar debt financing with another lender within 12 months of terminating WestLB, the Company will pay WestLB a termination fee of $10,000,000. If the financing contemplated in the engagement letter and indicative term sheets is finalized with WestLB, the Company will pay to WestLB a structuring and arrangement fee of the greater of $5,000,000 or 2% of the principal amount of the senior financing and $5,000,000 or 5% of the principal amount of the subordinated financing. In addition, the Company will pay a fee to market the senior and subordinate loans of 1% of the principal amount of each. The interest rate on the senior financing will be at LIBOR plus an anticipated spread of 325 to 350 basis points. Until the senior loan has been fully drawn, the Company shall pay a commitment fee of 0.50% on the unutilized portion. The interest rate on the subordinate financing will be at LIBOR plus an anticipated spread of 1000 basis points. As the subordinate financing will be fully drawn on closing there will be no commitment fees applicable on that facility. The Company will also pay WestLB's costs and expenses in connection with the financing. Other covenants, representations and warranties will form part of the final documentation on closing of the loan agreement.

NORTHERN ETHANOL, INC.
(A DEVELOPMENT STAGE COMPANY)
(Formerly BEACONSFIELD I, INC.)

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14. COMMITMENTS (continued):

d) On March 9, 2007 the Company executed a term sheet with Aker Kvaerner Songer Canada Ltd. ("AKSC") for the development of an engineering, procurement and construction ("EPC") contract using Delta technology for the Barrie site. The Company has not paid a non-refundable fee of $500,000 to AKSC for executing the term sheet and is reviewing its options on ethanol plant technology providers and engineering procurement and construction contractors. In the event the Company accepts another ethanol plant technology provider's offer, Delta has a first right of refusal for 60 days to assume any agreements made with other ethanol plant technology vendors. If the Company continues with Delta, it expects to pay the non-refundable fee of $500,000 to AKSC for executing the term sheet and to pay AKSC a further non-refundable fee of $500,000 on receipt of the fixed EPC contract price for the Barrie plant. If Delta decides not to assume the agreement negotiated with another ethanol plant technology provider, the Company expects to engage an EPC contractor acceptable to the other ethanol plant technology provider and establish an EPC contract price. Providing the EPC contract price is acceptable and financing is obtained, the Company expects to execute the EPC contract ("AKSC-EPC") within 60 days of receiving the fixed EPC contract price and commence construction at the Barrie site immediately thereafter.

15. SUBSEQUENT EVENTS:

a) On July 9, 2007, the Company entered into a Line of Credit Agreement with Aurora Beverage Corporation ("Aurora'), a related party (note 9), wherein Aurora has agreed to provide a $1 million unsecured line of credit. Interest accrues at the rate of eight percent (8% per annum) and is payable monthly. Principal and unpaid interest is due on or before July 8, 2008.

b) On July 30, 2007, the Company entered into an Agreement of Purchase and Sale with LANXESS Inc. ("LANXESS") wherein LANXESS agreed to sell approximately 30 acres of land located in Sarnia, Ontario to the Company for C$450,000 ($421,822) by June 30, 2008, at the latest. The Agreement is conditional upon the Company's satisfaction with its physical inspection of the land, zoning and permitting, the Company entering into an Engineering, Procurement and Construction contract for the construction of an ethanol plant, the Company obtaining financing for the land purchase and plant construction and the Company and LANXESS entering into an agreement with TransAlta Energy Corporation ("TransAlta") in respect of relief for LANXESS's obligations under its steam supply contract with TransAlta. If the Company's closing conditions are waived, in addition to the payment of the land purchase price of C$450,000 ($421,822), it will pay LANXESS an amount of C$100,000 ($93,738) immediately, C$325,000 ($304,649) when the construction of the ethanol plant begins and C$325,000 ($304,649) when the ethanol plant commences operation for a total of C$750,000 ($703,036) as compensation for LANXESS's costs to re-engineer existing infrastructure presently located on the land. If after closing of the purchase, the Company has not commenced construction of the ethanol plant under an Engineering, Procurement and Construction contract by December 31, 2008, LANXESS has the option to reacquire the land for C$450,000 ($421,822). The Company paid a refundable interest bearing deposit amount of C$10,000 ($9,374) on execution of the Agreement.